================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             ASIAINFO HOLDINGS, INC.
                             -----------------------
                                (Name of Issuer)

                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)

                                    04518A104
                                 --------------
                                 (CUSIP Number)

                                 with copies to:

               Eric Mok                           Laura M. Sizemore, Esq.
   23/F Lincoln House, Taikoo Place                   White & Case LLP
           979 King's Road                      1155 Avenue of the Americas
        Quarry Bay, Hong Kong                        New York, NY 10036
            +852-2516-4819                             (212) 819-8200
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  July 1, 2005
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

================================================================================

SCHEDULE 13D

CUSIP No. 04518A104

1    NAME OF REPORTING PERSONS
     Lenovo Group Limited

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [ ]
3    SEC USE ONLY
4    SOURCE OF FUNDS
     OO
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Hong Kong Special Administrative Region of the People's Republic of China

NUMBER OF SHARES                7    SOLE VOTING POWER
BENEFICIALLY OWNED                   0
BY EACH REPORTING               8    SHARED VOTING POWER
PERSON WITH                          5,472,414
                                9    SOLE DISPOSITIVE POWER
                                     0
                                10   SHARED DISPOSITIVE POWER
                                     5,472,414
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,472,414
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.66%+
14   TYPE OF REPORTING PERSON
     CO

+ Calculated using the number of outstanding shares of common stock as of November 7, 2005 reported in the Issuer's most recent Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2005.

SCHEDULE 13D

CUSIP No. 04518A104

1    NAME OF REPORTING PERSONS
     Lenovo Holdings (BVI) Limited

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [ ]
3    SEC USE ONLY
4    SOURCE OF FUNDS
     OO
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     British Virgin Islands
NUMBER OF SHARES                7    SOLE VOTING POWER
BENEFICIALLY OWNED                   0
BY EACH REPORTING               8    SHARED VOTING POWER
PERSON WITH                          5,472,414
                                9    SOLE DISPOSITIVE POWER
                                     0
                                10   SHARED DISPOSITIVE POWER
                                     5,472,414
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,472,414
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.66%+
14   TYPE OF REPORTING PERSON
     CO

+ Calculated using the number of outstanding shares of common stock as of November 7, 2005 reported in the Issuer's most recent Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2005.

SCHEDULE 13D

CUSIP No. 04518A104

1    NAME OF REPORTING PERSONS
     Lenovo Sysware Limited

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [ ]
3    SEC USE ONLY
4    SOURCE OF FUNDS
     OO
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     British Virgin Islands
NUMBER OF SHARES                7    SOLE VOTING POWER
BENEFICIALLY OWNED                   0
BY EACH REPORTING               8    SHARED VOTING POWER
PERSON WITH                          5,472,414
                                9    SOLE DISPOSITIVE POWER
                                     0
                                10   SHARED DISPOSITIVE POWER
                                     5,472,414
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,472,414
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.66%+
14   TYPE OF REPORTING PERSON
     CO

+ Calculated using the number of outstanding shares of common stock as of November 7, 2005 reported in the Issuer's most recent Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2005.

SCHEDULE 13D

CUSIP No. 04518A104

1    NAME OF REPORTING PERSONS
     Lenovo IT Alliance Limited

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [X]
3    SEC USE ONLY
4    SOURCE OF FUNDS
     OO
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     British Virgin Islands
NUMBER OF SHARES                7    SOLE VOTING POWER
BENEFICIALLY OWNED                   0
BY EACH REPORTING               8    SHARED VOTING POWER
PERSON WITH                          5,472,414
                                9    SOLE DISPOSITIVE POWER
                                     0
                                10   SHARED DISPOSITIVE POWER
                                     5,472,414
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,472,414
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.66%+
14   TYPE OF REPORTING PERSON
     CO

+ Calculated using the number of outstanding shares of common stock as of November 7, 2005 reported in the Issuer's most recent Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2005.

ITEM 1. SECURITY AND ISSUER

      This statement on Schedule 13D (this "Statement") relates to the common stock, $0.01 par value per share (the "Common Stock"), of AsiaInfo Holdings, Inc., a Chinese corporation (the "Issuer"). According to the Issuer's most recent Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2005, the principal executive offices of the Issuer are located at 4/F Zhongdian Information Tower, 6 Zhongguancun South Street, Haidian District, Beijing 100086, People's Republic of China.

ITEM 2. IDENTITY AND BACKGROUND

      (a) This statement on Schedule 13D is being filed by: (i) Lenovo Group Limited, a company organized and existing under the laws of the Hong Kong Special Administrative Region of the People's Republic of China ("Lenovo");
(ii) Lenovo Holdings (BVI) Limited, a corporation organized and existing under the laws of the British Virgin Islands ("Lenovo Holdings"); (iii) Lenovo Sysware Limited, a corporation organized and existing under the laws of the British Virgin Islands ("Lenovo Sysware"); and (iv) Lenovo IT Alliance Limited, a corporation organized and existing under the laws of the British Virgin Islands ("Lenovo IT Alliance"). Lenovo, Lenovo Holdings, Lenovo Sysware and Lenovo IT Alliance are hereinafter sometimes collectively referred to as the "Reporting Persons". The agreement between the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit A hereto.

      (b) The address of the principal office of Lenovo is 23/F Lincoln House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong.

      The address of the principal office of Lenovo Holdings is P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.

      The address of the principal office of Lenovo Sysware is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

      The address of the principal office of Lenovo IT Alliance is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

      (c) Lenovo is an investment holding company. The principal activity of Lenovo is the provision of desktop and notebook computers in worldwide markets. Lenovo also provides information technology products including mobile handsets, servers, peripherals and digital entertainment products in the People's Republic of China.

      Lenovo Holdings is a wholly-owned subsidiary of Lenovo. The principal business of Lenovo Holdings is to function as a holding company.

      Lenovo Sysware is a wholly-owned subsidiary of Lenovo Holdings. The principal business of Lenovo Sysware is to function as a holding company.

      Lenovo IT Alliance is a wholly-owned subsidiary of Lenovo Sysware. Lenovo IT Alliance is a holding company that holds businesses and investments.

      The attached Schedule A lists the executive officers and directors of Lenovo, Lenovo Holdings, Lenovo Sysware and Lenovo IT Alliance and contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

      (d) During the past five years, neither Lenovo, Lenovo Holdings, Lenovo Sysware, Lenovo IT Alliance nor, to the best of Lenovo's, Lenovo Holdings', Lenovo Sysware's and Lenovo IT Alliance's knowledge, any person named in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, neither Lenovo, Lenovo Holdings, Lenovo Sysware, Lenovo IT Alliance nor, to the best of Lenovo's, Lenovo Holdings', Lenovo Sysware's and Lenovo IT Alliance's knowledge, any person named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Lenovo is a corporation organized and existing under the laws of the Hong Kong Special Administrative Region of the People's Republic of China. Each of Lenovo Holdings, Lenovo Sysware and Lenovo IT Alliance is a corporation organized and existing under the laws of the British Virgin Islands.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      No funds were used to acquire the Common Shares. The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3.

ITEM 4. PURPOSE OF TRANSACTION

      Pursuant to an Acquisition Agreement, dated July 27, 2004, by and between the Issuer and Lenovo, as supplemented and amended by Supplement and Amendment No. 1 to Acquisition Agreement, dated October 1, 2004 between the Issuer and Lenovo (as amended, the "Acquisition Agreement") the Issuer acquired from Lenovo (the "Acquisition") its non-telecom related IT services business (the "Non-Telecom Business"). The consideration for the Acquisition was as follows:
(i) 974,284 shares of Common Stock with an aggregate market value of US$4.8 million (RMB40 million), delivered to Lenovo IT Alliance; (ii) execution of a Forward Contract, dated October 19, 2004, between the Bonson Information Technology Limited, a corporation organized and existing under the Laws of the British Virgin Islands and a direct wholly-owned subsidiary of the Issuer ("BITL") and Lenovo IT Alliance (the "Forward Contract") with respect to the Issuer's Common Stock having an aggregate market value of US$31.5 million (RMB260 million) (the "Forward Contract Shares"); and (iii) assumption by the Issuer of certain liabilities of Lenovo and its subsidiaries, as specified in the Acquisition Agreement. In addition, under the terms of the Acquisition Agreement, Lenovo is entitled to receive certain earnout payments consisting of either cash or Common Stock, at the Issuer's sole discretion, upon the attainment by the Non-Telecom Business of certain performance goals during the first full twelve months following the closing of the Acquisition.

      The Forward Contract provided for payment by BITL on behalf of the Issuer of a portion of the purchase price relating to the Acquisition through the transfer by BITL of the

                Forward Contract Shares to Lenovo IT Alliance at any time during a twelve-month period following the closing date of the Acquisition, as determined by BITL in its sole and absolute discretion (such date, the "Settlement Date"). Under the terms of the Forward Contract, if the value of the Forward Contract Shares was less than US$31.5 million (the "Settlement Amount") on the Settlement Date, then BITL was required to deliver either cash or additional Common Stock in an amount equivalent to the difference between the market value and the settlement Amount. On July 1, 2005, 4,498,130 shares of Common Stock, constituting the Forward Contract Shares, were delivered by the Issuer to Lenovo IT Alliance pursuant to the terms of the Forward Contract. In addition, in accordance with the terms of the Forward Contract, the Issuer made a cash payment to Lenovo IT Alliance via Lenovo Group Limited in the amount of $2,023,842.

      Pursuant to the terms of the Acquisition Agreement, the Issuer appointed Mr. Bing Yu, a representative of Lenovo, to its Board of Directors and agreed to maintain Lenovo's representation on the Board of Directors during the time Lenovo holds at least 80% of the Forward Contract Shares. On January 4, 2006, Mr. Bing Yu resigned as director of the Issuer. On January 18, 2006, Mr. Cheung, Wing Chung Anders was nominated as Lenovo's representative on the Issuer's Board of Directors.

      The foregoing description of the Acquisition Agreement and the Forward Contract is a summary and all statements made in this Statement related to such agreements are qualified in their entirety by reference to the complete text of each of the Acquisition Agreement and the Forward Contract, which are incorporated herein by reference

      Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional securities of the Issuer. Additionally, if the Issuer determines to explore strategic alternatives, the Reporting Persons may or may not participate in any process established by the Issuer. Except as otherwise described herein or as expressly stated below, no Reporting Person, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has any present plan or proposal that relates to or would result in:

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c)   A sale or transfer of a material amount of assets of the Issuer;

      (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or corporate structure;

      (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j)   Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 5.

    (a)-(b) Set forth in the table below is the number and percentage of shares of Common Stock beneficially owned by each Reporting Person as of February 15, 2006.

                     NUMBER OF SHARES      NUMBER OF SHARES       AGGREGATE
                       BENEFICIALLY       BENEFICIALLY OWNED      NUMBER OF     PERCENTAGE OF
                      OWNED WITH SOLE     WITH SHARED VOTING       SHARES           CLASS
                        VOTING AND          AND DISPOSITIVE     BENEFICIALLY    BENEFICIALLY
       NAME          DISPOSITIVE POWER           POWER              OWNED         OWNED(1)
------------------   -----------------    ------------------    ------------    -------------
Lenovo (2)                           0             5,472,414       5,472,414            11.66%
Lenovo Holdings(3)                   0             5,472,414       5,472,414            11.66%
Lenovo Sysware (4)                   0             5,472,414       5,472,414            11.66%
Lenovo IT Alliance                   0             5,472,414       5,472,414            11.66%

(1) The percentages of Common Stock indicated in this table are based on the number of shares of Common Stock outstanding as of November 7, 2005, as reported in the Issuer's most recent Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2005.

(2) Lenovo may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer because Lenovo IT Alliance, which is the record owner of the Common Stock, is Lenovo's indirect wholly-owned subsidiary.

(3) Lenovo Holdings may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer because Lenovo IT Alliance, which is the record owner of the Common Stock, is Lenovo Holdings' indirect wholly-owned subsidiary.

(4) Lenovo Sysware may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer because Lenovo IT Alliance, which is the record owner of the Common Stock, is Lenovo Sysware's wholly-owned subsidiary.

      Other than as described above, no Reporting Person, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, beneficially owns any securities of the Issuer.

    (c) To the best of the Reporting Persons' knowledge, there have been no transactions effected with respect any Common Stock during the past 60 days by any of the persons named in response to Item 2.

    (d) To the best knowledge of the Reporting Persons, no person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

    (e)   Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      The information set forth, or incorporated by reference, in Item 4 is hereby incorporated by this reference in this Item 6.

      Other than as described in this Statement, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships among the Reporting Persons or the persons set forth on Schedule A, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      The exhibit index is incorporated herein by reference.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2006

                                                LENOVO GROUP LIMITED

                                                /s/ Xuezheng Ma
                                                --------------------------------
                                                Name:  Xuezheng Ma
                                                Title: Executive Director


                                                LENOVO HOLDINGS (BVI) LIMITED

                                                /s/ Xuezheng Ma
                                                --------------------------------
                                                Name:  Xuezheng Ma
                                                Title: Director


                                                LENOVO SYSWARE LIMITED

                                                /s/ Xuezheng Ma
                                                --------------------------------
                                                Name:  Xuezheng Ma
                                                Title: Director


                                                LENOVO IT ALLIANCE LIMITED

                                                /s/ Xuezheng Ma
                                                --------------------------------
                                                Name:  Xuezheng Ma
                                                Title: Director

                                   SCHEDULE A

Executive Officers and Directors of Lenovo, Lenovo Holdings, Lenovo Sysware and Lenovo IT Alliance:

                                      PRESENT PRINCIPAL
NAME                    CITIZENSHIP   OCCUPATION OR EMPLOYMENT                BUSINESS ADDRESS
---------------------   -----------   -------------------------------------   ------------------------------
Ms. Xuezheng Ma         Chinese       Executive Director of Lenovo Group      23/F., Lincoln House, Taikoo
                                      Limited, Director of Lenovo Holdings    Place, 979 King's Road,
                                      (BVI) Limited, Lenovo Sysware Limited   Quarry Bay, Hong Kong
                                      and Lenovo IT Alliance Limited

Ms. Xiaoyan Wang        Chinese       Director of Lenovo Holdings (BVI)       No. 6 Chuang Ye Road, Haidian
                                      Limited, Lenovo Sysware Limited and     District, Beijing, People's
                                      Lenovo IT Alliance Limited              Republic of China 100085

Mr. Yuanqing Yang       Chinese       Executive Director of Lenovo Group      No. 6, Chuang Ye Road,
                                      Limited                                 Shangdi Information Industry
                                                                              Base, Haidian District,
                                                                              Beijing, People's Republic of
                                                                              China 100085

Mr. William J. Amelio   American      Executive Director of Lenovo Group      One Manhattanville Road,
                                      Limited                                 Suite PH Purchase, NY
                                                                              10577-2100, USA

                                  EXHIBIT INDEX

Exhibit A - Agreement among Lenovo Group Limited, Lenovo Holdings (BVI) Limited, Lenovo Sysware Limited and Lenovo IT Alliance Limited, dated February 15, 2006, to file this Statement jointly on behalf of each of them.

Exhibit B - Acquisition Agreement, dated as of July 27, 2004, by and between AsiaInfo Holdings, Inc. and Lenovo Group Limited.

Exhibit C - Supplement and Amendment No. 1 to Acquisition Agreement, dated October 1, 2004, by and between AsiaInfo Holdings, Inc. and Lenovo Group Limited.

Exhibit D - Forward Contract, dated October 19, 2004, by and between Bonson Information Technology Limited and Lenovo IT Alliance Limited.

EXHIBIT A

                             JOINT FILING AGREEMENT

          This will confirm the agreement among the undersigned that the
Schedule 13D filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of shares of common stock, $0.01 par value per share, of AsiaInfo Holdings, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended. This agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  February 17, 2006

                                                LENOVO GROUP LIMITED

                                                /s/ Xuezheng Ma
                                                --------------------------------
                                                Name:  Xuezheng Ma
                                                Title: Executive Director


                                                LENOVO HOLDINGS (BVI) LIMITED

                                                /s/ Xuezheng Ma
                                                --------------------------------
                                                Name:  Xuezheng Ma
                                                Title: Director


                                                LENOVO SYSWARE LIMITED

                                                /s/ Xuezheng Ma
                                                --------------------------------
                                                Name:  Xuezheng Ma
                                                Title: Director


                                                LENOVO IT ALLIANCE LIMITED

                                                /s/ Xuezheng Ma
                                                --------------------------------
                                                Name:  Xuezheng Ma
                                                Title: Director

                                                                       EXHIBIT B


[LOGO OF ASIAINFO]      ASIAINFO HOLDINGS INC (ASIA)

                        4/F ZHONGDIAN INFORMATION TOWER 6
                        ZHONGGUANCUN SOUTH STREET HAIDIAN
                        BEIJING, F4 100086
                        008610821666
                        http://www.asiainfo.com

EX-10.15
ACQUISITION AGREEMENT
10-Q Filed on 08/09/2004 - Period: 06/30/2004
File Number 001-15713



















                                  [LOGO OF GSI]
     LIVEDGAR(R)Information Provided by Global Securities Information, Inc.
                                  800.669.1154
                                www.gsionline.com

                                                                   EXHIBIT 10.15

================================================================================

                              ACQUISITION AGREEMENT

                                 by and between

                             AsiaInfo Holdings, Inc.

                                       and

                              Lenovo Group Limited

                            Dated as of July 27, 2004

================================================================================

                                TABLE OF CONTENTS
                                                                            Page
                                                                            ----

ARTICLE I DEFINITIONS                                                          1
     Section 1.1.  Definitions                                                 1
     Section 1.2.  Other Defined Terms                                         9
     Section 1.3.  Interpretation                                             11

ARTICLE II PURCHASE AND SALE; CLOSING                                         11
     Section 2.1.  Purchase and Sale                                          11
     Section 2.2.  Excluded Assets                                            13
     Section 2.3.  Assumed Liabilities                                        14
     Section 2.4.  Excluded Liabilities                                       15
     Section 2.5.  Purchase Price                                             17
     Section 2.6.  Proration of Payments                                      17
     Section 2.7.  Closing                                                    17
     Section 2.8.  Closing Deliveries by Purchaser                            17
     Section 2.9.  Closing Deliveries by Seller                               18
     Section 2.10. Closing Balance Sheet                                      19
     Section 2.11. Conversion of the Note                                     21
     Section 2.12. Earn-out                                                   21
     Section 2.13. US$ to RMB Exchange Rate                                   22
     Section 2.14. Escrow Arrangement                                         22
     Section 2.15. Modification of Structure                                  23

ARTICLE III REPRESENTATIONS AND WARRANTIES OF SELLER                          23
     Section 3.1.  Organization and Qualification                             23
     Section 3.2.  Authority; Non-Contravention; Approvals                    24
     Section 3.3.  Financial Statements                                       25
     Section 3.4.  Absence of Undisclosed Liabilities                         25
     Section 3.5.  Absence of Certain Changes or Events                       26
     Section 3.6.  Books and Records                                          26
     Section 3.7.  Tax Matters                                                26
     Section 3.8.  Employee Benefits                                          27
     Section 3.9.  Employment Matters                                         28
     Section 3.10. Labor Relations                                            28
     Section 3.11. Litigation                                                 29

                                TABLE OF CONTENTS
                                   (continued)

                                                                            Page
                                                                            ----
     Section 3.12. No Violation of Law; Permits                               29
     Section 3.13. Title to Assets; Encumbrances                              30
     Section 3.14. Entire Business                                            30
     Section 3.15. Transactions with Affiliates                               30
     Section 3.16. Insurance                                                  30
     Section 3.17. Contracts and Other Agreements                             31
     Section 3.18. Tangible Personal Property                                 31
     Section 3.19. Inventory                                                  31
     Section 3.20. Accounts Receivable; Disputed Accounts Payable             32
     Section 3.21. Intellectual Property                                      32
     Section 3.22. Real Property                                              34
     Section 3.23. Environmental Matters                                      35
     Section 3.24. Casualties                                                 35
     Section 3.25. Product Liability                                          35
     Section 3.26. Product Returns and Warranties                             36
     Section 3.27. Bank and Brokerage Accounts; Investment Assets             36
     Section 3.28. Significant Customers and Suppliers                        36
     Section 3.29. Brokers                                                    36
     Section 3.30. AsiaInfo Shares                                            37
     Section 3.31. Selling Subsidiaries                                       38
     Section 3.32. Sale and Distribution Network                              38
     Section 3.33. Disclosure                                                 38

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PURCHASER                        38
     Section 4.1.  Organization and Qualification                             38
     Section 4.2.  Authority; Non-Contravention; Approvals                    38
     Section 4.3.  Brokers                                                    39
     Section 4.4.  SEC Documents; Financial Statements                        39
     Section 4.5.  Absence of Undisclosed Liabilities                         39
     Section 4.6.  Consents and Approvals                                     39
     Section 4.7.  Litigation                                                 40
     Section 4.8.  Absense of Certain Changes or Events                       40
     Section 4.9.  Taxes                                                      40
     Section 4.10. Initial Shares and Conversion Shares                       40

                               TABLE OF CONTENTS
                                  (continued)

                                                                            Page
                                                                            ----
ARTICLE V COVENANTS                                                           40
     Section 5.1.  Conduct of the Business                                    40
     Section 5.2.  Access to Information                                      42
     Section 5.3.  Reasonable Efforts                                         43
     Section 5.4.  Takeover Proposals                                         43
     Section 5.5.  Notification                                               44
     Section 5.6.  Use of Names                                               44
     Section 5.7.  Tax Matters                                                45
     Section 5.8.  Non-Competition                                            46
     Section 5.9.  Assignment of Contracts and Rights                         47
     Section 5.10. Insurance Coverage                                         47
     Section 5.11. Employee Matters                                           48
     Section 5.12. Public Announcements                                       49
     Section 5.13. Further Assurances; Post-Closing Cooperation               49
     Section 5.14. Transitional Services                                      50
     Section 5.15. Representation on Purchaser's Board                        51
     Section 5.16. Minority Interest in Han Consulting                        51
     Section 5.17. Lock-Up; Registration Rights Agreement                     51
     Section 5.18. [RESERVED]                                                 52
     Section 5.19. Operation of Business Post-Closing                         52
     Section 5.20. Security Business Permits                                  52
     Section 5.21. Firewall Products                                          53
     Section 5.22. Intellectual Property                                      53
     Section 5.23. Initial Shares and Conversion Shares                       53

ARTICLE VI CONDITIONS                                                         53
     Section 6.1.  Conditions to Each Party's Obligations                     53
     Section 6.2.  Conditions to Purchaser's Obligations                      53
     Section 6.3.  Conditions to Seller's Obligations                         55

ARTICLE VII SURVIVAL; INDEMNIFICATION                                         56
     Section 7.1.  Survival of Representations, Warranties,
                   Covenants and Agreements                                   56
     Section 7.2.  Indemnification of Purchaser                               56
     Section 7.3.  Indemnification of Seller                                  58
     Section 7.4.  Limitations                                                58

                                TABLE OF CONTENTS
                                   (continued)

                                                                            Page
                                                                            ----
     Section 7.5.  Method of Asserting Claims                                 58
     Section 7.6.  Character of Indemnity Payments                            59

ARTICLE VIII TERMINATION OF AGREEMENT                                         59
     Section 8.1.  Termination                                                59
     Section 8.2.  Effect of Termination                                      61

ARTICLE IX MISCELLANEOUS                                                      61
     Section 9.1.  Notices                                                    61
     Section 9.2.  Entire Agreement                                           61
     Section 9.3.  Expenses                                                   61
     Section 9.4.  Waiver                                                     61
     Section 9.5.  Amendment                                                  61
     Section 9.6.  No Third-Party Beneficiary                                 61
     Section 9.7.  Assignment; Binding Effect                                 62
     Section 9.8.  Specific Performance                                       62
     Section 9.9.  Invalid Provisions                                         62
     Section 9.10. Governing Law                                              62
     Section 9.11. Arbitration                                                62
     Section 9.12. Counterparts                                               63
     Section 9.13. Joint and Several Obligations                              63
     Section 9.14. Interpretation                                             63

                                TABLE OF CONTENTS
                                   (continued)

                                                                            Page
                                                                            ----

EXHIBITS
EXHIBIT A   FORM OF SUBORDINATED MANDATORY CONVERTIBLE NOTE                  A-1
EXHIBIT B   FORM OF BILL OF SALE                                             B-1
EXHIBIT C   FORM OF ESCROW AGREEMENT                                         C-1
EXHIBIT D   FORM OF OPINION OF SELLER'S PRC COUNSEL                          D-1

                              ACQUISITION AGREEMENT

        This ACQUISITION AGREEMENT (this "Agreement"), dated as of July 27, 2004, is made and entered into by and between AsiaInfo Holdings, Inc. ("Purchaser"), a corporation organized and existing under the laws of the State of Delaware of the United States, on behalf of itself and the Purchasing Subsidiaries (as defined below), and Lenovo Group Limited ([Chinese characters omitted]) ("Seller"), a company organized and existing under the laws of the Hong Kong Special Administrative Region ("Hong Kong") of the PRC, on behalf of itself and the Selling Subsidiaries (as defined below).

        WHEREAS, Seller and the Selling Subsidiaries own certain properties and assets that are used or held for use in connection with the Business (as defined below); and

        WHEREAS, Seller wishes to sell (and cause the Selling Subsidiaries to sell) to Purchaser and the Purchasing Subsidiaries, and Purchaser and the Purchasing Subsidiaries wish to purchase from Seller and the Selling Subsidiaries, the Assets (as defined below) on the terms and subject to the conditions set forth in this Agreement;

        NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                    ARTICLE I

                                   DEFINITIONS

    Section 1.1. Definitions.

        (a) As used in this Agreement, the following terms shall have the following meanings:

        "Affiliate" means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the Person specified. The term "control" (including the terms "controlling," "controlled by" and "under common control with") means possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

        "Agreement" means this Acquisition Agreement, together with the Exhibits and the Seller Disclosure Schedule.

        "AsiaInfo Shares" means shares of common stock, par value US$0.01 per share, of Purchaser.

        "Base Valuation" means RMB300 million.

        "Business" means all of the businesses, assets and properties of Seller and its Subsidiaries that constitute Seller's IT Services Group (referred to by Seller as IT Fuwu Yewu Qun or IT [Chinese characters omitted]), which consists of (A) the IT consulting services business conducted by Seller through Han Consulting, HMCL or other Selling Subsidiaries, and (B) the IT services businesses conducted by (i) the financial application services division of Seller, (ii) the government application services division of Seller, (iii) the IT system operation services division of Seller and (iv) the Security Services Division, in the case of each of (i), (ii), (iii) and (iv), as conducted through LCSTSL or other Selling Subsidiaries.

        "Business Day" means any day other than a Saturday, Sunday or any day on which banks located in the city of Beijing in the PRC or Hong Kong are authorized or required to be closed for the conduct of regular banking business.

        "Business Intellectual Property" means, other than the Excluded Intellectual Property, all Intellectual Property that is now, or at the time of the Closing will be, primarily used or held for use in the Business (other than the Telecommunications Applications Services Division and the Insurance IT Services Division), including all the Intellectual Property listed in
Section 3.21(a) of the Seller Disclosure Schedule.

        "Business Material Adverse Effect" means any material adverse effect on
(i) the business, assets, condition (financial or otherwise), prospects or results of operations of the Business, Assets or Assumed Liabilities or (ii) the ability of the parties to perform their obligations under this Agreement or any Transaction Document in a timely manner or to consummate the transactions contemplated by this Agreement or the Transaction Documents without material delay. In determining whether there has been a Business Material Adverse Effect, any event, circumstance, change or effect shall be considered both individually and together with all other events, circumstances, changes or effects and any event, circumstance, change or effect that reasonably could be expected to result in a Business Material Adverse Effect (individually or together with one or more other events, circumstances, changes or effects) shall be considered a Business Material Adverse Effect. For avoidance of doubt, a Business Material Adverse Effect shall not be deemed to include any material adverse effect solely on the business of the ChinaWeal Group or Lenovo AI.

        "China" or "PRC" means the People's Republic of China. For purposes of this Agreement, "China" or "PRC" shall not include Hong Kong, the Macau Special Administrative Region of China, and Taiwan.

        "ChinaWeal" means Lenovo ChinaWeal System & Services Co., Ltd. ([Chinese characters omitted]), a company organized and existing under the laws of the PRC.

        "ChinaWeal Group" means ChinaWeal, together with High Honour International Limited ([Chinese characters omitted]), a company organized and existing in the British Virgin Islands, and all of their direct and indirect Subsidiaries.

        "Cleanup" means all actions to: (1) clean up, remove, treat or remediate Hazardous Substances in the indoor or outdoor environment; (2) prevent the Release of Hazardous Substances so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (3) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (4) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Substances in the indoor or outdoor environment, that in any such case are reasonably determined by the Person taking the actions to be required under any applicable Environmental Law or reasonably determined to be desirable in order to mitigate or avoid liability under any such law.

        "Closing" means the closing of the sale and purchase of the Assets and the assumption of the Assumed Liabilities, each as contemplated by this Agreement.

        "Closing Price" shall mean, with respect to each AsiaInfo Share, for any day, the last reported sale price or, in case no such sale takes place on such day, the average of the closing bid and asked prices, in either case as reported on the Nasdaq National Market, or a similar service if Nasdaq is no longer reporting such information.

        "Code" means the United States Internal Revenue Code of 1986, as amended.

        "Conversion Amount" means RMB260 million, subject to any adjustments required pursuant to Sections 2.10(f), 2.11(c), or as otherwise specifically provided in this Agreement.

        "Conversion Date" means any Business Day during the 12-month period following the Closing Date on which Purchaser determines, in its sole and absolute discretion, that the Note shall be converted into or exchanged for AsiaInfo Shares in accordance with its terms.

        "Encumbrances" means any and all liens, charges, security interests, mortgages, pledges, options, preemptive rights, rights of first refusal or first offer, proxies, levies, voting trusts or agreements, or other adverse claims or restrictions on title or transfer of any nature whatsoever.

        "Environmental Claim" means any claim, action, cause of action, investigation, demand, letter, request for information or notice (written or oral) by any Person alleging potential liability (including potential liability for investigatory costs, Cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (i) the presence, Release or threatened Release of any Hazardous Substance, or (ii) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

        "Environmental Law" means any applicable law, treaty or governmental restriction or agreement with any Governmental Authority which is in effect in the PRC relating to the protection, investigation or restoration of the environment (including natural resources) or the health or safety of human or other living organisms, including the manufacture, introduction into commerce, export, import, processing, distribution, use, generation, treatment, storage, handling, presence, disposal, transportation, Release or management of, or other activities with respect to, Hazardous Substances, in each case as in effect from time to time prior to, on and after the Closing.

        "Escrow Agent" means an internationally recognized financial institution to be mutually agreed upon by Seller and Purchaser, which shall act as escrow agent under the Escrow Agreement.

        "Firewall Products" means the firewall products marketed and distributed by or in connection with the Security Services Division, as identified and more particularly described in the Procurement Agreement.

        "Floating Charge" means the floating charge in relation to all of the assets of Han Consulting, executed by Han Consulting in favor of LIAL on November 27, 2002.

        "Governmental Authority" means any international, supranational, national, provincial, regional, federal, state, municipal or local government, any instrumentality, subdivision, court, administrative or regulatory agency or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority.

        "Han Consulting" means Han International Consulting Company Limited, a company organized and existing under the laws of the British Virgin Islands.

        "Han Loan Agreement" means the loan agreement dated November 27, 2002, by and between Han Consulting and LIAL, for a revolving loan facility of up to HK$50,000,000.

        "Hazardous Substance" means (i) any petroleum or petroleum products, flammable explosives, radioactive materials, medical waste, radon, asbestos or asbestos-containing products or materials, chlorofluorocarbon, hydrofluorocarbon, urea formaldehyde foam insulation, polychlorinated biphenyls
(PCBs) or lead-containing paint or plumbing; and (ii) any element, compound, substance, waste or other material that is regulated under any Environmental Law or is defined as, or included in the definition of, or deemed by or pursuant to any Environmental Law or by any Governmental Authority to be "hazardous," "toxic," a "contaminant," "waste," a "pollutant," "hazardous substance," "hazardous waste," "restricted hazardous waste," "hazardous material," "extremely hazardous waste," a "toxic substance," a "toxic pollutant" or words with similar meaning (in any language).

        "HK$" means the lawful currency of Hong Kong.

        "HMCL" means Han Management Consulting (China) Limited ([Chinese characters omitted]), a company organized and existing under the laws of the PRC.

        "Hong Kong GAAP" means generally accepted accounting principles in Hong Kong.

        "Indemnified Party" means any Person claiming indemnification under any provision of Article VII.

        "Indemnifying Party" means any Person against whom a claim for indemnification is being asserted under any provision of Article VII.

        "Indemnity Notice" means written notification pursuant to Section 7.5(a) of a claim for indemnity under Article VII by an Indemnified Party, specifying the nature of and basis for such claim, together with the amount or, if not then reasonably ascertainable, the estimated amount, determined in good faith of such claim.

        "Information Security Products" means the products marketed and distributed by the Security Services Division as of the date hereof or as of the Closing, including Internet or intranet security products ([Chinese characters omitted]) (including, firewall products ([Chinese characters omitted]), hacking screening products ([Chinese characters omitted]), VPN products and Internet or intranet physical separation devices ([Chinese characters omitted]), security separation and information exchange system ([Chinese characters omitted]), and security management and supervision system ([Chinese characters omitted])), content security products ([Chinese characters omitted]) (including, but not limited to, anti-virus products ([Chinese characters omitted]), content filtering products ([Chinese characters omitted])), security management products ([Chinese characters omitted]) (including, but not limited to, unified security management system products ([Chinese characters omitted]), authorization and identification system products ([Chinese characters omitted]) and security auditing system products ([Chinese characters omitted])).

        "Insurance IT Services Division" means Seller's IT services business operated through Lenovo AI and focused on IT services for the insurance industry, including all of Seller's business, assets and properties used primarily therein.

        "Intellectual Property" means all intellectual property including
(i) all names and marks, including product names, brands and slogans, all registered and unregistered trademarks, trade names, service marks, registered designs and applications therefore and all goodwill associated therewith; (ii) all patents, patent applications, rights in design and inventions, including any provisional, utility, continuation, continuation-in-part or divisional applications filed in the PRC, Hong Kong, the United States or any other jurisdiction, and all reissues thereof and all reexamination certificates issuing therefrom; (iii) all ownership rights to any copyrightable works, including all related copyright registrations; (iv) all know-how or other trade secrets, whether or not reduced to practice; (v) the right to sue for and recover damages, assert, settle and/or release any claims or demands and obtain all other remedies and relief at law or equity for any past, present or future infringement or misappropriation of any of the Intellectual Property; (vi) all licenses, options to license and other contractual rights to use the Intellectual Property; and (vii) all computer and electronic data processing programs and software programs (including source codes and object codes) and related documentation, existing research projects, computer software presently under development, and all software concepts owned and all proprietary information, processes, formulae and algorithms, used in the ownership, marketing, development, maintenance, support and delivery of such software.

        "Inventory" means all inventory that is now, or at the time of the Closing will be, used or held for use in or otherwise necessary for the conduct of, the Business (other than the Telecommunications Applications Services Division or the Insurance IT Services Division), including finished goods, work in process, supplies and raw materials.

        "IRS" means the United States Internal Revenue Service.

        "LBL" means Lenovo (Beijing) Limited ([Chinese characters omitted]), a company organized and existing under the laws of the PRC.

        "LCSTSL" means Lenovo Computer System and Technology Services Co., Ltd. ([Chinese characters omitted]), a company organized and existing under the laws of the PRC.

        "Lenovo AI" means Legend AI Computer Technology Co., Ltd. ([Chinese characters omitted]), a company organized and existing under the laws of the PRC.

        "Lenovo Trademarks" means the trademarks, tradenames and brandnames set forth in Section 1.1 of the Seller Disclosure Schedule.

        "LIAL" means Lenovo IT Alliance Limited, a company organized and existing under the laws of the British Virgin Islands.

        "LHL" means Legend Holdings Limited ([Chinese characters omitted]), a company organized and existing under the laws of the PRC.

        "LHL Security Business Permits" means all Business Permits held by LHL, as indicated and set forth in Section 2.1(g) of the Seller Disclosure Schedule which are used or held for use in or otherwise necessary for the conduct of the Business.

        "LML" means Lenovo Manufacturing Limited, a company organized and existing under the laws of the British Virgin Islands.

        "Losses" means any and all damages, fines, fees, penalties, deficiencies, liabilities, claims, losses (including loss of value), demands, judgments, settlements, actions, obligations and costs and expenses (including interest, court costs and fees and costs of attorneys, accountants and other experts or other expenses of litigation or other proceedings or of any claim, default or assessment).

        "March 31st Balance Sheet" means the pro forma balance sheet of the Business on a stand alone basis, as of March 31, 2004, a copy of which is set forth in Section 3.3(b) of the Seller Disclosure Schedule.

        "Market Value" means, with respect to the AsiaInfo Shares, the average of the daily Closing Price per AsiaInfo Share for the ten consecutive trading days immediately preceding the Conversion Date, the Closing Date, the last Business Day of the Review Period, or other applicable date of determination, as the case may be.

        "MOFCOM" means the Ministry of Commerce of China.

        "Non-Telecommunications Business" means (i) all aspects of the Business acquired by Purchaser hereunder, and (ii) the business conducted by the Enterprise Information Systems (EIS) business division of Purchaser as conducted prior to the date hereof.

        "Operating Income" means profit after cost of sales and operating expenses, but before non-operating revenue and expense items (e.g., interest income and expense, dividend income, extraordinary items, subsidy income, taxes, and items pertaining to ancillary operations).

        "Outstanding Customer Contracts" mean all of the outstanding contracts for the provision of products and services of the Business to its customers (other than contracts of Lenovo AI, the ChinaWeal Group and other contracts of the Telecommunications Applications Services Division or the Insurance IT Services Division) as of June 30, 2004, a complete list of which has been prepared by Seller and is set forth in Section 3.17(d) of the Seller Disclosure Schedule.

        "Percentage Share" means, with respect to any Transferred Company, the percentage of the shares or other equity interests of the Transferred Company owned by Seller or its Affiliates, as the case may be, immediately prior to Closing.

        "Permit" means any permit, license, franchise, approval, consent, registration, clearance, variance, exemption, order, certificate or authorization by or of any Governmental Authority.

        "Permitted Encumbrances" means (i) Encumbrances for Taxes not yet due and payable or (ii) mechanics', carriers', workers' and other similar Encumbrances arising or incurred in the ordinary course of business, in each case that individually or in the aggregate with other such title defect, does not materially impair the value of the property subject to such Encumbrances or other such title defect or the use of such property in the conduct of the Business.

        "Person" means any natural person, corporation, general partnership, limited partnership, limited or unlimited liability company, proprietorship, joint venture, other business organization, trust, union, association or Governmental Authority.

        "Plan" means any employment, consulting, bonus, incentive compensation, deferred compensation, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, equity (or equity-based), leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, medical, dental, vision, welfare, accident, disability, workmen's compensation or other insurance, severance, separation, termination, change of control, collective bargaining or other benefit plan, understanding, agreement, practice, policy or arrangement of any kind, whether written or oral.

        "PRC GAAP" means generally accepted accounting principles in the PRC.

        "Pre-Closing Environmental Liabilities" means all Losses asserted against, resulting to, imposed on, or incurred by Purchaser or its Affiliates in connection with: (i) any actual or alleged Release or threatened Release of any Hazardous Substance prior to the Closing Date on or from or affecting any of the Leased Real Property; (ii) any actual or alleged violation of any Environmental Law prior to the Closing Date, by Seller or any of its Affiliates or in connection with the Business by any other Person; and (iii) any Environmental Claim made by any Person that relates to or is based upon the operation of the Business prior to the Closing Date or to any act or omission of Seller or any of its Affiliates prior to the Closing, including Environmental Claims based on indemnities or other contractual undertakings.

        "Procurement Agreement" means a procurement agreement, dated the Closing Date, by and between Purchaser (or a Purchasing Subsidiary designated by Purchaser) and LBL, in form and substance reasonably satisfactory to Purchaser and its counsel, providing for the matters described in Section 5.21.

        "Purchaser Material Adverse Effect" means a material adverse effect on the enforceability of Purchaser's obligations under this Agreement or the Transaction Documents or Purchaser's ability to perform its obligations under this Agreement or the Transaction Documents in a timely manner or to consummate the transactions contemplated by this Agreement or the Transaction Documents without material delay.

        "Purchaser SEC Documents" means each statement, report, registration statement, definitive proxy statement, and other filings filed with the SEC by Purchaser.

        "Purchasing Subsidiaries" means the Subsidiaries of Purchaser that are caused by Purchaser to purchase part or all of the Assets pursuant to the terms and conditions of this Agreement.

        "Release" means any releasing, spilling, leaking, discharging, disposing of, pumping, pouring, emitting, emptying, injecting, leaching, dumping or allowing to escape.

        "RMB" means the renminbi, the lawful currency of China.

        "Sales Agent Fees" means any cash or things in kind, including promotional fees, advertising fees, sponsorship fees, labor service fees, consultancy fees, commission, reimbursements for fees and expenses, travel expenses, tuitions or any other fees, paid or promised to be paid at any time by any of Seller or its Affiliates (or any of their respective representatives) in connection with procuring or securing any contract or sales.

        "SEC" means the United States Securities and Exchange Commission.

        "Security Services Division" means Seller's security services division, including all of Seller's business, assets and properties used therein devoted to the provision of security consulting ([Chinese characters omitted]), security integration ([Chinese characters omitted]), security training ([Chinese characters omitted]) and Information Security Products ([Chinese characters omitted]) and outsourcing services ([Chinese characters omitted]) to customers.

        "Seller Material Adverse Effect" means a material adverse effect on the enforceability of Seller's obligations under this Agreement or the Transaction Documents or Seller's ability to perform its obligations under this Agreement or the Transaction Documents in a timely manner or to consummate the transactions contemplated by this Agreement or the Transaction Documents without material delay.

        "Seller Plan" means a Plan that Seller or any Selling Subsidiary, or any Affiliate, sponsors, maintains, has any obligation to contribute to, has or may have liability under or is otherwise a party to, or that otherwise provides benefits for employees, former employees, independent contractors or former independent contractors (or their dependents and beneficiaries) of the Business (other than plans related solely to the Telecommunications Applications Services Division or the Insurance IT Services Division), on the date of this Agreement or at any time subsequent thereto and on or prior to the Closing Date.

        "Selling Subsidiaries" means LML, LBL, LIAL and any and all other Subsidiaries of Seller through which any of the Assets are held, including any Transferred Company to the extent the transactions contemplated hereby are structured as an acquisition of part or all of the Assets of such Transferred Company pursuant to Section 2.15.

        "Subsidiary" means, with respect to any Person, any other Person (i) of which the first Person owns directly or indirectly 50% or more of the equity interest in the other Person; (ii) of which the first Person or any other Subsidiary of the first Person is a general partner or (iii) of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions with respect to the other Person are at the time owned by the first Person and/or one or more of the first Person's Subsidiaries.

        "Takeover Proposal" means any inquiry or proposal relating to a merger, consolidation, share exchange, business combination, disposition or transfer of securities or assets (or any interest therein) or other similar transaction involving the Business (other than a transaction related solely to the Telecommunications Applications Services Division or the Insurance IT Services Division), the Assets or the Assumed Liabilities or any entity directly or indirectly holding the Business (other than a transaction related solely to the Telecommunications Applications Services Division or the Insurance IT Services Division), the Assets or the Assumed Liabilities.

        "Tangible Property" means all machinery, tools, equipment, fixtures, vehicles, spare parts, furniture, personal computers (including desktop and notebook computers), other computer hardware, and other tangible personal property (other than Inventory) at the time of the Closing will be, used or held for use in or otherwise necessary for the conduct of, the Business (other than the Telecommunications Applications Services Division or the Insurance IT Services Division).

        "Tax" and "Taxes" means any PRC, Hong Kong, U.S. or other federal, state, provincial, local or foreign income, gross receipts, employment, payroll, license, excise, severance, stamp, occupation, premium, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any interest, penalty or addition thereto.

        "Tax Return" means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

        "Telecommunications Applications Services Division" means Seller's telecommunications applications services division of the Business, operated primarily through the ChinaWeal Group, including all of Seller's business, assets and properties used therein, and the other business, assets and properties devoted primarily to the provision of information technology (IT) software and services to customers engaged primarily in the telecommunications industry.

        "Transferred Companies" means LCSTSL, Han Consulting and Han Consulting's Subsidiaries, including HMCL.

        "Transaction Documents" means the Note, the Bill of Sale, the Escrow Agreement, the Assignment Agreement, the Onshore Transfer Agreements, the Registration Rights Agreement, the Procurement Agreement, the Trademark License Agreement, the Technology License Agreement and the Transitional Services Agreement, collectively.

        "Transitional Services Agreement" means a transitional services agreement, dated the Closing Date, by and between Purchaser and Seller, in form and substance reasonably satisfactory to Purchaser and Seller, providing for the matters described in Section 5.14.

        "U.S." means the United States of America.

        "U.S. GAAP" means generally accepted accounting principles in the U.S.

        "US$" means the lawful currency of the United State of America.

        "WTITL" means Wuhan Tongpu Information Technology Co., Ltd. ([Chinese characters omitted]).

    Section 1.2. Other Defined Terms. Other terms defined are in the other parts of this Agreement indicated below:

                   "Accrued Salaries and Bonuses"                2.4(j)
                   "AsiaInfo Share Cap"                         2.11(a)
                   "Assets"                                         2.1
                   "Assignment Agreement"                        6.2(h)
                   "Assumed Contracts"                           2.1(f)
                   "Assumed Liabilities"                         2.3(a)
                   "Beijing Office Space"                          5.14
                   "Bill of Sale"                                2.9(a)
                   "Board of Arbitration"                       9.11(a)
                   "Business Financial Statements"               3.3(b)
                   "Business Permits"                           3.12(b)
                   "Closing Date"                                   2.7
                   "Closing Date Balance Sheet"                 2.10(a)
                   "Closing Date Net Assets"                    2.10(a)
                   "Confidentiality Agreement"                   5.2(a)
                   "Conversion Shares"                          2.11(a)
                   "Dispute Notice"                             2.10(c)
                   "Earn-out Objection Notice"                  2.12(d)
                   "Earn-out Payment"                           2.12(a)
                   "Eligible Employees"                         5.11(g)
                   "Equity Compensation Program"                5.11(g)
                   "Escrow Account"                                2.14
                   "Escrow Agreement"                              2.14
                   "Escrow Shares"                                 2.14
                   "Exchange Act"                                   4.4
                   "Excluded Assets"                                2.2
                   "Excluded Intellectual Property"                5.22

                   "Excluded Liabilities"                           2.4
                   "Excluded Permits"                            2.1(g)
                   "Five Year Lock-Up Shares"                   5.17(a)
                   "Han Financial Statements"                    3.3(c)
                   "Han Minority Interest"                         5.16
                   "Hong Kong"                                 preamble
                   "Indemnity Amount"                               7.4
                   "Initial Shares"                              2.5(a)
                   "Initial Term"                               5.19(b)
                   "Key Employees"                               6.2(f)
                   "LCSTSL Accounts"                             3.3(d)
                   "Lease Agreement"                             6.2(m)
                   "Lock-Up"                                    5.17(a)
                   "Note"                                        2.5(a)
                   "Onshore Transfer Agreements"                 6.2(j)
                   "Post-Closing Statement"                     2.12(c)
                   "Purchase Price"                              2.5(a)
                   "Purchase Price Allocation"                   2.5(b)
                   "Purchaser"                                 preamble
                   "Purchaser Financial Statements"                 4.4
                   "Purchaser Indemnified Parties"               7.2(a)
                   "Real Property"                              3.22(a)
                   "R&D Employees"                               3.9(c)
                   "Registration Rights Agreement"              5.17(b)
                   "Representatives"                             5.2(a)
                   "Review Period"                              2.12(a)
                   "Reviewing Accountant"                       2.10(d)
                   "Rules"                                      9.11(a)
                   "SEC"                                        3.30(c)
                   "Seconded Employees"                         5.11(c)
                   "Securities Act"                             3.30(a)
                   "Security Business Permits"                   7.2(b)
                   "Seller"                                    Preamble
                   "Seller Competitor Acquisition"              5.17(a)
                   "Seller Disclosure Schedule"             Article III
                   "Seller Financial Statements"                 3.3(a)
                   "Seller Indemnified Parties"                     7.3
                   "Seller's Review Period"                     2.12(d)
                   "Straddle Periods"                            5.7(c)
                   "Tax Loss"                                    5.7(d)
                   "Technology License Agreement"                  5.22
                   "Trademark License Agreement"                5.19(b)
                   "Transfer Taxes"                              5.7(b)
                   "Transferred Employees"                      5.11(a)
                   "Valuation Gap"                              2.12(a)

    Section 1.3. Interpretation. As used in this Agreement, except to the extent that the context otherwise requires:

        (a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

        (b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

        (c) whenever the words "include," "includes" or "including" (or similar terms) are used in this Agreement, they are deemed to be followed by the words "without limitation";

        (d) the words "hereof," "herein" and "hereunder" and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

        (e) all terms defined in this Agreement have their defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

        (f) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

        (g) if any action is to be taken by any party hereto pursuant to this Agreement on a day that is not a Business Day, such action shall be taken on the next Business Day following such day;

        (h) references to a Person are also to its permitted successors and assigns;

        (i) the use of "or" is not intended to be exclusive unless expressly indicated otherwise;

        (j) "contract" includes any note, bond, mortgage, indenture, deed of trust, loan, credit agreement, franchise concession, contract, agreement, Permit, license, lease, purchase order, sales order, arrangement or other commitment, obligation or understanding, whether written or oral;

        (k) "ordinary course of business" (or similar terms) shall be deemed followed by "consistent with past practice";

        (l) "assets" shall include "rights," including rights under contracts;

        (m) "reasonable efforts", "best efforts" or similar terms shall not require the waiver of any rights under this Agreement.

                                   ARTICLE II

                           PURCHASE AND SALE; CLOSING

    Section 2.1. Purchase and Sale. At the Closing, upon the terms and subject to the conditions of this Agreement, Seller will (and will cause the Selling Subsidiaries to) sell, transfer, assign, convey and deliver or cause to be sold, transferred, assigned, conveyed and delivered, to Purchaser (or to one or more Purchasing Subsidiaries as designated by Purchaser at least five Business Days before Closing), and Purchaser will (or will cause one or more Purchasing Subsidiaries to) purchase from Seller, and acquire good and valid title to, free and clear of all Encumbrances (other than Permitted Encumbrances) all of the assets, properties and rights of Seller and its Affiliates that are now, or at the time of the Closing will be, primarily used or held for use in the Business (collectively, the "Assets"), including all assets reflected on the most recent balance sheet included in the Business Financial Statements and not subsequently disposed of in the ordinary course of business without breach of any provision of this Agreement, in each case other than the Excluded Assets described in Section 2.2. The Assets shall include:

        (a) [RESERVED];

        (b) all Tangible Property;

        (c) all Inventory;

        (d) all trade accounts receivable, all notes receivable and other rights to receive payments arising out of sales occurring in the conduct of the Business (other than the Telecommunications Applications Services Division or the Insurance IT Services Division) and the security agreements related thereto, including any rights of any of Seller or its Affiliates with respect to any third-party collection proceedings or any other actions or proceedings that have been commenced in connection therewith;

        (e) all Business Intellectual Property;

        (f) all rights of Seller and its Affiliates under all Outstanding Customer Contracts and, except as specifically excluded pursuant to
Section 2.2(xi), all other contracts (other than contracts of the Telecommunications Applications Services Division or the Insurance IT Services Division) that are now, or at the time of the Closing will be, used or held for use in or necessary for the conduct of, the Business or relating to or arising out of the conduct of the Business, including all contracts under which Seller or any of its Affiliates have the right to protect the confidentiality of information relating to the Business or to prevent third parties from competing with the Business or soliciting employees of the Business, all agency and distributor agreements and also including the contracts listed in Section 3.17(a) of the Seller Disclosure Schedule (the "Assumed Contracts");

        (g) all Permits, other than Permits held by and used solely by the ChinaWeal Group or Lenovo AI and the Permits listed in Section 2.1(g) of the Seller Disclosure Schedule (the "Excluded Permits") that are now, or at the time of the Closing will be, used or held for use in or otherwise necessary for the conduct of, the Business, including the Business Permits listed in
Section 3.12(b) of the Seller Disclosure Schedule;

        (h) all material files, documents, instruments, papers, books and records (whether in paper, digital or other tangible or intangible form) that are now, or at the time of the Closing will be, used or held for use in or otherwise necessary for the conduct of, the Business (other than the Telecommunications Applications Services Division or the Insurance IT Services Division), the Assets or the Assumed Liabilities, including all financial records, technical information, operating and production records, quality control records, blueprints, research and development notebooks and files, customer credit data, manuals, engineering and scientific data, sales and promotional literature, drawings, technical plans, business plans, budgets, price lists, lists of customers and suppliers and human resources and employee benefits data;

        (i) all rights, claims and causes of action that are now, or at the time of the Closing will be, used or held for use in or otherwise necessary for the conduct of, the Business (other than the Telecommunications Applications Services Division or the Insurance IT Services Division) or any of the Assumed Liabilities or the Assets (including all of Seller's or its Subsidiaries' pre-Closing rights, claims, credits, causes of action or rights of set-off or counter-claim against manufacturers or vendors pursuant to manufacturers' and vendors' warranties, representations and guarantees covering the Tangible Property as of the Closing);

        (j) all prepaid expenses, deferred charges, advance payments, security deposits (whether deposited with or paid by Seller or any of its Affiliates) and similar items that are now, or at the time of the Closing will be, used or held for use in or otherwise necessary for the conduct of, the Business (other than the Telecommunications Applications Services Division or the Insurance IT Services Division);

        (k) all rights of Seller or any of its Affiliates under or pursuant to all warranties, representations and guarantees made by suppliers, manufacturers and contractors in connection with products sold or services provided to Seller or any of its Affiliates for or in connection with the Business (other than the Telecommunications Applications Services Division or the Insurance IT Services Division), or in respect of any Asset;

        (l) all petty cash located on the Closing Date at any facility included in the Assets;

        (m) all insurance proceeds and all rights to insurance proceeds received or receivable in respect of any loss or casualty with respect to any asset that will be or would be, if held by Seller or any of its Affiliates on the Closing Date, an Asset;

        (n) all proceeds, net of any direct out-of-pocket cost of disposition, from the sale or other disposition after the date of this Agreement and prior to the Closing Date of any asset that (A) is of a type permitted or required by U.S. GAAP to be treated as a fixed asset on the books of the Business and (B) but for such sale or other disposition prior to the Closing would be an Asset;

        (o) all websites and domain names that are now, or at the time of the Closing will be, used or held for use in or otherwise necessary for the conduct of, the Business (other than the Telecommunications Applications Services Division or the Insurance IT Services Division) as set forth in Section 2.1(o) of the Seller Disclosure Schedule;

        (p) subject to Section 2.15, either (i) all of the Assets (other than Excluded Assets, if any) held by Han Consulting and its Subsidiary, HMCL (it being understood that the outstanding equity interest of WTITL held by Han Consulting shall be considered an Asset for purposes of the foregoing clause), or (ii) all of Seller's equity interest in Han Consulting;

        (q) subject to Section 2.15, either (i) all of the Assets (other than Excluded Assets, if any) held by LCSTSL or (ii) all of Seller's equity interest in LCSTSL.

    Section 2.2. Excluded Assets. Notwithstanding any provision of this Agreement to the contrary, Purchaser shall not acquire and there shall be excluded from the Assets, each of the following (the "Excluded Assets"):

        (i) the business, assets and properties of the ChinaWeal Group, as well as any equity capital of any entities in the ChinaWeal Group;

        (ii) all rights of Seller and the Selling Subsidiaries under this Agreement and the documents and other papers delivered to Seller pursuant to this Agreement;

        (iii) all original financial records and tax records of Seller and its Affiliates (other than the original financial records and tax records of the Transferred Companies) relating to the Business, the Assets or the Assumed Liabilities; provided that Seller and its Affiliates will furnish Purchaser with copies upon request and will afford Purchaser and its Representatives access to such records as contemplated in Section 5.13(c);

        (iv) the Lenovo Trademarks licensed to Purchaser under Section 5.19(b) and the other Excluded Intellectual Property;

        (v) any assets sold or otherwise disposed of in the ordinary course and not in violation of any provisions of this Agreement or any other Transaction Document on or prior to Closing;

        (vi) any inter-company payables or receivables between (1) Seller and its Subsidiaries (other than the Transferred Companies) and (2) the Transferred Companies;

        (vii) the other assets and business of Seller used primarily in the Telecommunications Applications Services Division (to the extent not owned and operated by the ChinaWeal Group) as set forth in Section 2.2(vii) of the Seller Disclosure Schedule);

        (viii) all refunds of Taxes which Seller is required to pay under
Section 5.7(d) or which Seller has paid or caused the Selling Subsidiaries or the Transferred Companies to pay prior to Closing, net of any Tax paid upon receipt of such refunds, and not including any refunds which are set forth as assets on the Closing Date Balance Sheet as finally determined under Section 2.10;

        (ix) except as provided in Section 2.1(l), all cash on hand or in banks, cash equivalents, all rights in any funds of any nature (including, without limitation, funds relating to vacation pay, workers' compensation, unemployment compensation and other employee benefits), bank and security accounts, safe deposit boxes and vaults, wherever maintained or held by the Business;

        (x) Lenovo AI and the assets and properties of the Insurance IT Services Division conducted by Lenovo AI;

        (xi) The Software License Framework Agreement dated June 1, 2003 between LCSTCL and LBL, which Seller shall terminate on or prior to Closing;

        (xii) the Excluded Permits;

        (xiii) the Real Property, which shall be made available to Purchaser or its Subsidiaries under the Transitional Services Agreement;

        (xiv) the asset and properties as set forth in Section 2.2(xiv) of the Seller Disclosure Schedule; and

        (xv) any and all accounts receivable from the Nanguan District Bureau of Education of Changchun in connection with products and services of the Business.

    Section 2.3. Assumed Liabilities.

        (a) Purchaser agrees that, on the Closing Date, Purchaser will assume and thereafter pay, perform or discharge, as the case may be, except to the extent being contested in good faith (collectively, the "Assumed Liabilities"):

                (i) other than the liabilities excluded pursuant to Section 2.4 below, all liabilities under the contracts included in the Assets;

                (ii) all liabilities for Tax for which Purchaser is not entitled to payment under Section 5.7(d);

                (iii) any liabilities for statutory compensation or severance benefits under PRC law for the Transferred Employees for the period from their respective dates of employment with Seller or any of its Subsidiaries as set out in Section 2.3(a)(iii) of the Seller Disclosure Schedule until the Closing Date;

                (iv) the liabilities to be prorated pursuant to Section 2.6; and

                (v) to the extent reflected in the March 31st Balance Sheet or incurred after the date thereof in the ordinary course and consistent with past practice, all trade accounts payable arising out of sales occurring in the conduct of the Business (other than the Telecommunications Applications Services Division or the Insurance IT Services Division).

        (b) Notwithstanding the provisions of Section 2.3(a) Purchaser shall be required to assume obligations and liabilities that were incurred prior to the Closing Date only to the extent of any accrual thereof in the final Closing Date Balance Sheet.

        (c) In the event of any claim against Purchaser with respect to any of the Assumed Liabilities, Purchaser shall have, and Seller hereby assigns to Purchaser, any defense, counterclaim or right of setoff that would have been available to Seller or the Business if such claim had been asserted against Seller or the Business. The assumption by Purchaser of the Assumed Liabilities and the transfer of the Assumed Liabilities by Seller shall in no way expand the rights or remedies of any Person against Purchaser or Seller or their respective officers, directors, employees, stockholders and advisors as compared to the rights and remedies that such Person would have had against such parties had Purchaser not assumed the Assumed Liabilities. Without limiting the generality of the foregoing, the assumption by Purchaser of the Assumed Liabilities shall not create any third-party beneficiary rights.

    Section 2.4. Excluded Liabilities. Notwithstanding any provision of this Agreement to the contrary (and without implication that Purchaser is assuming any liability of Seller or the Business or any liability related to any of the Assets not expressly excluded), Purchaser is not assuming and shall not be required to pay, perform or discharge any liabilities or obligations that are not specifically included in the Assumed Liabilities (the "Excluded Liabilities"). Seller shall (or shall cause an Affiliate to) pay, perform or discharge when due or required to be performed or discharged, or contest in good faith, the Excluded Liabilities. The Excluded Liabilities shall include the following:

        (a) all obligations and liabilities relating to or incurred in connection with the Excluded Assets;

        (b) all warranty and other obligations and liabilities based on any actual or alleged defect in the design, manufacture, quality, conformity to specification or fitness for purpose or maintenance requirements of any product manufactured, licensed or sold by the Business, or any service provided by the Business, before the Closing Date, including all product liability, product or service warranty or maintenance obligations and liabilities and all obligations and liabilities in respect of product recalls or product warnings (including voluntary recalls and warnings reasonably intended to avoid or mitigate liability) in excess of the amount to be provided for such liabilities on the Closing Date Balance Sheet in accordance with Section 2.10(b)(iv);

        (c) all Pre-Closing Environmental Liabilities;

        (d) all liabilities for Tax for which Purchaser is entitled to payment under Section 5.7(d);

        (e) all liabilities related to, associated with or arising out of any breach or default, failure to perform, overcharges or underpayments, in each case arising from events or actions prior to the Closing under the contracts included in the Assets or Assumed Liabilities;

        (f) all legal, accounting, brokerage, investment banking and finder's fees or other fees and expenses incurred by or on behalf of Seller or its Affiliates in connection with this Agreement and the transactions contemplated hereby;

        (g) all liabilities related to, associated with or arising out of any action, claim, suit or proceeding with respect to the Assets or the operation of the Business prior to the Closing, whether such action, claim, suit or proceeding is brought prior to, on or after the Closing;

        (h) all liabilities owed to any shareholder of any of the Transferred Companies or their respective Subsidiaries, including any liabilities under any shareholders' agreement to which Seller or any of its Affiliates is or was a party;

        (i) all liabilities of Seller or its Affiliates related to, associated with or arising out of any infringement by Seller or its Affiliates of the Intellectual Property rights of any Person;

        (j) except as specifically assumed pursuant to Section 2.3(a)(iii), with respect to past or present employees of the Business, (1) all liabilities arising out of or in connection with any Plan or the employment of any such employee by Seller or any of its Affiliates (including all liabilities related to housing fund or social security fund obligations of Seller or any of its Affiliates to past or present employees pursuant to the Zhufang Gongjijin Guanli Tiaoli, the Shehui Baoxianfei Zhengjiao Zanxing Banfa or other laws or regulations of the PRC) prior to the Closing and (2) any liabilities for
(i) medical, dental, disability income, life insurance or accidental death benefits, whether insured or self insured, for claims incurred or for disabilities commencing prior to the Closing Date, (ii) workers' compensation (both long term and short term) benefits, whether insured or self-insured, to the extent accruing or based upon exposure to conditions prior to the Closing Date or for claims incurred or for disabilities commencing prior to the Closing Date, (iii) severance liabilities (including any severance liabilities under the Weifan He Jiechu Laodong Hetong De Jingji Buchang Banfa or other laws or regulations of the PRC) incurred prior to Closing, and whether or not accrued prior to the Closing Date, and (d) any salaries, bonuses or other employee compensation of any such employee accruing or accrued before the Closing Date, including any accrued entitlements under Seller's or any of its Affiliate's profit sharing plan ("Accrued Salaries and Bonuses");

        (k) any obligation to pay any Sales Agent Fees related to the contracts included in the Assets that were incurred prior to the Closing Date to the extent such liabilities exceed the provisioning (if any) made in the Closing Date Balance Sheet for such fees in accordance with section 2.10(b)(vi);

        (l) any other non-trade related liabilities of the Business to Seller, any of its Affiliates or any other third party;

        (m) any and all liabilities of the ChinaWeal Group or the Telecommunications Applications Services Division; and

        (n) any and all liabilities of Lenovo AI or the insurance industry-focused IT services business conducted by Lenovo AI.

    Section 2.5. Purchase Price.

        (a) Subject to any adjustments required pursuant to Section 2.10, the purchase price (the "Purchase Price") for the Assets shall be payable by (i) delivery of a number of AsiaInfo Shares having an aggregate Market Value of RMB40,000,000 (the "Initial Shares") on the Closing Date, (ii) the issuance and delivery of a subordinated promissory note (the "Note") that shall be mandatorily convertible or exchangeable into a number of shares of common stock of Purchaser having an aggregate Market Value at the time of conversion or exchange equal to the Conversion Amount, (iii) the Earn-out Payment, if any, and
(iv) the assumption by Purchaser of the Assumed Liabilities. A form of the Note is attached hereto as Exhibit A. In the event that, pursuant to Section 2.15, the parties determine to enter into a forward contract in lieu of Purchaser's issuing the Note at Closing, Exhibit A shall be revised in the form of a forward contract with substantially the same terms.

        (b) Prior to the Closing Date, Seller and Purchaser shall attempt to reach a good faith agreement regarding the manner in which the Purchase Price and the Assumed Liabilities will be allocated among the Assets. If Seller and Purchaser agree on such allocation (the "Purchase Price Allocation"), the Purchase Price Allocation shall be set forth in a schedule attached hereto as
Schedule 2.5 at Closing. Each of Seller and Purchaser shall, and shall cause their respective Subsidiaries, to act in accordance with the Purchase Price Allocation in the preparation and filing of all PRC, Hong Kong or U.S. Tax Returns or other similar filings in other jurisdictions, as applicable. If the Purchase Price is adjusted under this Agreement after the Closing, then Seller and Purchaser will revise the Purchase Price Allocation (if one has been mutually agreed) to appropriately reflect such adjustment.

    Section 2.6. Proration of Payments. After the Closing, any regular periodic charges with respect to the Business or the Assets, including amounts payable with respect to leases, insurance and utilities and all real property, personal property and similar Taxes relating to the Assets, which become due and payable on or after the Closing Date and relate to periods both before and after the Closing Date, shall be prorated and adjusted between Seller and Purchaser as of the Closing Date on a per diem basis and Seller shall be responsible for and pay to Purchaser the portion of such amounts allocable to the period prior to the Closing Date for which payment is due on or after the Closing Date within five Business Days of the receipt of an invoice from Purchaser.

    Section 2.7. Closing. The Closing shall be held at the offices of Clifford Chance, 3326 China World Tower I, No. 1 Jianguomenwai Avenue, Chaoyang District, Beijing 100004, China, at 10:00 a.m. local time, on the last day of the month following the satisfaction or waiver of all conditions set forth in Article VI (other than conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) or at such other time or place as Purchaser and Seller mutually agree (such date and time of the Closing being herein referred to as the "Closing Date").

    Section 2.8. Closing Deliveries by Purchaser.

                At the Closing, Purchaser will deliver or cause to be delivered to Seller:

        (a) share certificates representing the Initial Shares issued in the name of Seller or duly endorsed in blank;

        (b) a duly executed Note;

        (c) a duly executed copy of the Transitional Services Agreement;

        (d) duly executed copies of any Onshore Transfer Agreements;

        (e) a duly executed copy of the Escrow Agreement;

        (f) a duly executed copy of the Registration Rights Agreement;

        (g) a duly executed copy of the Assignment Agreement;

        (h) a duly executed copy of the Procurement Agreement

        (i) a duly executed copy of the Trademark License Agreement

        (j) a duly executed copy of the Technology License Agreement; and

        (k) such further instruments and documents as may be required to be delivered by Purchaser pursuant to the terms of this Agreement or as may be reasonably requested by Seller in connection with the Closing of the Transactions contemplated hereby or to complete the transfer of the Assets and the Business (other than the Telecommunications Applications Services Division or the Insurance IT Services Division) to Purchaser, including good, sufficient instruments of assignment with respect to the Intellectual Property being transferred by Seller to Purchaser in recordable form, endorsements, consents, assignments and other good and sufficient instruments of conveyance and assignment necessary or appropriate to vest in Purchaser all right, title and interest in, to and under the Assets.

    Section 2.9. Closing Deliveries by Seller.

                At the Closing, Seller will deliver or cause to be delivered to
Purchaser:

        (a) a duly executed original copy of the Bill of Sale (a "Bill of Sale") in substantially the form of Exhibit B;

        (b) a duly executed copy of the Transitional Services Agreement;

        (c) a duly executed copy of the Escrow Agreement;

        (d) a duly executed copy of the Assignment Agreement;

        (e) resignations of certain directors and officers of the Transferred Companies as contemplated in Section 6.2(r).

        (f) a duly executed copy of the Procurement Agreement;

        (g) duly executed copies of any Onshore Transfer Agreements.

        (h) a duly executed copy of the Registration Rights Agreement;

        (i) a copy of the Equity Compensation Program;

        (j) a duly executed copy of the Trademark License Agreement;

        (k) a duly executed copy of the Technology License Agreement;

        (l) subject to Section 2.15, share certificates representing all of the outstanding equity capital of Han Consulting, including the Han Minority Interest, duly endorsed in blank or in the name of Purchaser or a Purchasing Subsidiary designated by Purchaser;

        (m) subject to Section 2.15, a certificate of approval from the relevant PRC regulatory authorities approving the transfer of the respective equity interests held by LML and LBL in LCSTSL to Purchaser and/or one or more Purchasing Subsidiaries designated by Purchaser; and

        (n) such further instruments and documents as may be required to be delivered by Seller pursuant to the terms of this Agreement or as may be reasonably requested by Purchaser in connection with the Closing of the transactions contemplated hereby or to complete the transfer of the Assets and the Business (other than the Telecommunications Applications Services Division or the Insurance IT Services Division) to Purchaser, including good, sufficient instruments of assignment with respect to the Intellectual Property being transferred by Seller to Purchaser in recordable form, endorsements, consents, assignments and other good and sufficient instruments of conveyance and assignment necessary or appropriate to vest in Purchaser all right, title and interest in, to and under the Assets.

    Section 2.10. Closing Balance Sheet.

        (a) As promptly as practicable following the Closing Date, but in no event more than 90 days following the Closing Date, with the reasonable cooperation and assistance of Seller, Purchaser will prepare and deliver to Seller a pro forma balance sheet as of the Closing Date (the "Closing Date Balance Sheet") setting forth the Assets and the Assumed Liabilities (except for liabilities described in Section 2.6) that shall be prepared in accordance with U.S. GAAP and in accordance with Section 2.10(b) below (to the extent any provision of Section 2.10(b) is inconsistent with U.S. GAAP, the Closing Balance Sheet shall be consistent with Section 2.10(b), and not, to the extent set forth in Section 2.10(b), U.S. GAAP), as if the Closing Date were the end of a fiscal year and as if the Closing Date Balance Sheet were the balance sheet of a Person whose only assets and liabilities were the Assets and Assumed Liabilities. As used herein, "Closing Date Net Assets" means the amount determined by subtracting from the aggregate amount of the Assets reflected on the final Closing Date Balance Sheet, the aggregate amount of the Assumed Liabilities reflected on the final Closing Date Balance Sheet, as determined pursuant to this Section 2.10.

        (b) In furtherance and not in limitation to Section 2.10(a), Purchaser and Seller agree that the Closing Date Balance Sheet shall be prepared in accordance with the following accounting methods and policies:

                (i) the value of any asset permitted or required by U.S. GAAP to be treated as a fixed asset in the Closing Date Balance Sheet shall have been written down to zero;

                (ii) the value of all Inventory which has been, or is scheduled to be, returned to the related suppliers for compensation shall have been eliminated from the line item for Inventory. The value of all other Inventory shall be written down on the following basis:

                        (a) 10% for Inventories aged over 3 months;

                        (b) 25% for Inventories aged over 4 months;

                        (c) 45% for Inventories aged over 5 months;

                        (d) 70% for Inventories aged over 6 months; and

                        (e) 100% for Inventories aged over 7 months.

                (iii) provisioning for any overdue account receivable shall be made in an amount equal to 10% of the gross amount of all receivables as set out in the Closing Date Balance Sheet;

                (iv) warranty liabilities shall be accrued in an amount equal to the product of (A) 0.5% and (B) the sum of the total revenues for the fiscal years ended March 31, 2003 and March 31, 2004;

                (v) any inter-company receivables (other than trade account receivables) between (1) Seller and its Subsidiaries (other than the Transferred Companies) and (2) the Transferred Companies, shall have been written off;

                (vi) provisioning for Sales Agent Fees relating to contracts included in the Assets that were entered into on or prior to the Closing Date shall be made consistent with Seller's prior practice;

                (vii) for the avoidance of doubt, no assets or liabilities related to the transfer of any rights under the Han Loan Agreement to Purchaser shall be included in the Closing Date Balance Sheet for purposes of calculating the Closing Date Net Assets, regardless of whether or not such assets are transferred at Closing; and

                (vii) any other adjustments to be agreed by Seller and Purchaser.

        (c) Unless within 30 days after delivery of the Closing Date Balance Sheet, Seller shall deliver to Purchaser a notice setting forth, in reasonable detail, any good faith dispute as to the Closing Date Balance Sheet and the basis for such dispute (a "Dispute Notice"), the Closing Date Balance Sheet shall be deemed accepted by Seller and shall be final and binding.

        (d) For 15 days after Purchaser's receipt of a Dispute Notice, the parties shall endeavor in good faith to resolve by mutual agreement all matters in the Dispute Notice. If the parties are unable to resolve any matter in the Dispute Notice within such 15-day period, Purchaser and Seller shall engage KPMG (or, in the event either Seller or Purchaser is a client of KPMG at such time, an accounting firm to be mutually agreed upon by Seller and Purchaser) as the "Reviewing Accountant" (if such accounting firm is unable or unwilling to serve as the Reviewing Accountant, the parties shall, within 15 days after the end of such 15-day period, agree on an alternate independent accounting firm or have such selection made pursuant to the rules of the Hong Kong International Arbitration Centre to resolve the remaining disputes). Purchaser and Seller will each pay one-half of the fees and expenses of the Reviewing Accountant.

        (e) Purchaser and Seller shall instruct the Reviewing Accountant to resolve the disputed matters as promptly as practicable. The parties shall cooperate with each other and the Reviewing Accountant in connection with the matters set forth in this Section 2.10, including by furnishing such information as may be reasonably requested. Each party shall afford the other parties the opportunity to participate in all communications with the Reviewing Accountant. The determination of the Reviewing Accountant shall be final and binding and no party shall seek recourse to courts, other tribunals or otherwise, other than to collect any amounts due under this Section 2.10. Judgment may be entered to enforce the Reviewing Accountant's determination in any court having jurisdiction over the party against which such determination is to be enforced.

        (f) Upon the final determination of the Closing Date Balance Sheet, if the Closing Date Net Assets are less than RMB100,000,000, then (i) in the event the Conversion Date has not yet occurred prior to such final determination, the Conversion Amount shall be reduced by an amount equal to such difference, or (ii) in the event the Conversion Date has occurred prior to such final determination, Seller shall, within 5 Business Days of such final determination, return to Purchaser, AsiaInfo Shares having a Market Value as of the Conversion Date equal to the amount by which the Closing Date Net Assets are less than RMB100,000,000.

    Section 2.11. Conversion of the Note

        (a) Conversion. Pursuant to the terms and conditions thereof, on the Conversion Date, the Note shall be converted into a number of AsiaInfo Shares (the "Conversion Shares") equal to the Conversion Amount divided by the Market Value of the AsiaInfo Shares on such date; provided, however, that the aggregate number of AsiaInfo Shares into which the Note shall be convertible will not exceed 4,498,130 shares (the "AsiaInfo Share Cap"). The AsiaInfo Share Cap shall be subject to proportionate adjustment in the event of share splits, share combinations, or share dividends by Purchaser.

        (b) Share Cap Adjustment Payment. In the event that, as a result of the AsiaInfo Share Cap, the Conversion Amount is greater than the Market Value of the maximum number of Conversion Shares on the Conversion Date, the difference shall be paid by Purchaser to Seller in cash or in AsiaInfo Shares having an aggregate Market Value on the Conversion Date equal to such difference, or in any combination thereof, at the sole and absolute discretion of Purchaser.

        (c) Indemnity Adjustment. If Seller is liable to make an indemnification payment to Purchaser pursuant to Article VII of this Agreement and the Conversion Date has not occurred at the time of delivery of the relevant indemnity claim, the Conversion Amount shall be reduced by an amount equal to such indemnification payment.

    Section 2.12. Earn-out.

        (a) Subject to, and in accordance with, the other provisions of this
Section 2.12, if during the first 12 full calendar months following the Closing Date (the "Review Period"), the product obtained by multiplying the Operating Income of Purchaser's Non-Telecommunications Business during such period times ten exceeds the Base Valuation, Purchaser (or one or more Purchasing Subsidiaries) shall pay Seller an amount (the "Earn-out Payment") equal to such difference (the "Valuation Gap") in cash or in AsiaInfo Shares having an aggregate Market Value as of the last Business Day of the Review Period equal to such difference. The use of cash or AsiaInfo Shares to satisfy the Earn-out Payment shall be at the sole and absolute discretion of Purchaser. For the avoidance of doubt, no businesses, assets or companies acquired by Purchaser after the date hereof, other than as contemplated in this Agreement, shall be included in Operating Income for purposes of the Earn-out Payment.

        (b) During the Review Period, Purchaser shall operate the Business only in the ordinary course and any transaction relating to the Business between Purchaser and its Affiliates shall be an arm's-length, negotiated transaction on terms that shall not be less or more favorable than terms that would have been received from an unrelated party. During the Review Period, Purchaser will afford Seller and its Representatives (i) access to the financial records of the Non-Telecommunications Business as Seller may reasonably request and (ii) the right to make copies and extracts therefrom. The Earn-out Payment shall be made within ninety (90) days after the end of the Review Period (A) in the event of payment in cash, by wire transfer to an account designated by Seller, or (B) in the event of payment in AsiaInfo Shares, by delivering a certificate reflecting the number of AsiaInfo Shares to be issued or delivered by Purchaser under this
Section 2.12. In the event that the Earn-out Payment is made in AsiaInfo Shares, such shares shall not be subject to the lock-up provisions in Section 5.17(a) and Seller shall be entitled to one demand registration on Form S-3 in respect of such shares pursuant to the Registration Rights Agreement.

        (c) Within sixty days following the end of the Review Period, Purchaser shall (A) prepare or cause to be prepared a statement setting forth the Operating Income of the Business, which shall be calculated in accordance with U.S. GAAP, for the Review Period (the "Post-Closing Statement") and (B) deliver or cause to be delivered to Seller the Post-Closing Statement.

        (d) During the twenty business days immediately following the receipt by Seller of the Post-Closing Statement (the "Seller's Review Period"), Seller and its accountants and attorneys shall be entitled to review such items and any working papers, trial balance and similar materials relating thereto prepared by Purchaser, its accountants or other personnel. If Seller in good faith disagrees with the Post-Closing Statement, Seller may deliver to Purchaser, within Seller's Review Period, a notice (the "Earn-out Objection Notice") setting forth in reasonable detail (A) the amounts with which Seller disagrees and the basis for such disagreement and (B) Seller's proposed corrections to the Post-Closing Statement. Seller shall be deemed to have agreed with all amounts contained in the Post-Closing Statement to which no specific objection has been made. If Seller does not deliver an Earn-out Objection Notice prior to the expiration of Seller's Review Period, Seller shall be deemed to agree in all respects with Purchaser's calculation of the Operating Income of the Business for the Review Period, and the amounts set forth in the Post-Closing Statement shall be final and binding upon Seller and Purchaser.

        (e) If an Earn-out Objection Notice is properly and timely delivered, Seller and Purchaser shall negotiate in good faith with each other to resolve the disputed amounts set forth in the Earn-out Objection Notice. If the parties are unable to resolve the disputed amounts set forth in the Earn-out Objection Notice within five calendar days after Seller's delivery of the Earn-out Objection Notice to Purchaser, the parties shall cause the Reviewing Accountant to promptly review this Agreement and the disputed amounts in the Post-Closing Statement for the purpose of calculating the Operating Income of the Business for the Review Period. In making any such calculations, the Reviewing Accountant shall consider only those amounts in the Post-Closing Statement as to which Seller has, in the Earn-out Objection Notice, disagreed.

        (f) The Reviewing Accountant shall deliver to Seller and Purchaser, as promptly as practicable, but no later than ten (10) calendar days after the Reviewing Accountant are engaged, a written report setting forth its calculation of the disputed amounts. Upon such delivery, such report and the calculations set forth therein shall be final and binding upon Seller and Purchaser. The cost of such review and report shall be borne equally by Seller and Purchaser.

    Section 2.13. US$ to RMB Exchange Rate. For purposes of the conversion of the Note and for all other calculations to be made pursuant to this Agreement where the value of currency, securities or other assets denominated in US$ is compared to the value of currency, securities or other assets denominated in RMB, the exchange rate for such calculation shall be US$1.00 to RMB8.2574, regardless of any official, published or other exchange rate available on the date hereof, on the date of such calculation, or otherwise.

    Section 2.14. Escrow Arrangement. On the Conversion Date, Conversion Shares issuable (or deliverable) upon conversion of the Note having an aggregate Market Value of RMB100,000,000 on the Conversion Date (the "Escrow Shares") shall be issued in the name of, or transferred to, Seller and deposited with the Escrow Agent, who shall hold such Escrow Shares in an account (the "Escrow Account") for a period of two years following the Closing Date, under an escrow agreement substantially in the form of Exhibit C (the "Escrow Agreement") to be entered into on the Closing Date by Seller, Purchaser and the Escrow Agent. For avoidance of doubt, all Conversion Shares that are not Escrow Shares shall be delivered to Seller as provided in the Note. Escrow Shares having an aggregate Market Value as of the Conversion Date of up to RMB50,000,000 shall be used to satisfy Seller's indemnification obligations (if any) under Section 7.2(a) and Escrow Shares having an aggregate Market Value as of the

Conversion Date of up to RMB50,000,000 shall be used to satisfy Seller's indemnification obligations (if any) under Section 7.2(b). All Escrow Shares delivered to Purchaser in satisfaction of an indemnity claim shall be valued on the basis of the Market Value ascribed to such shares on the Conversion Date. Release of the Escrow Shares shall be subject to the Escrow Agreement and this Agreement.

    Section 2.15. Modification of Structure; As promptly as practicable after the date hereof the parties shall cooperate in good faith to determine the most advantageous structure for the acquisition of the Assets contemplated hereunder from the perspective of both parties' tax, accounting and regulatory concerns. Such structure may take the form of (i) a direct transfer from Seller and/or Selling Subsidiaries of the Assets to Purchaser and/or Purchasing Subsidiaries,
(ii) a transfer of the outstanding shares or equity interests of one or more Transferred Companies, (iii) a statutory merger of one or more entities with other heretofore existing or special purpose entities, or (iv) any combination of one or more of the structures described in the foregoing clauses (i), (ii) and (iii). Without limiting the generality of the foregoing, it is specifically acknowledged and agreed that (a) the acquisitions of LCSTSL and Han Consulting may take the form of an acquisition of equity or an acquisition of assets,
(b) with respect to any Assets, those Assets may be held prior to, and at the time of, the Closing by an entity the shares of which are transferred at Closing to Purchaser or one of its Affiliates, (c) a portion of the Purchase Price due at Closing hereunder may be paid in cash, with a corresponding reduction in the non-cash consideration to be paid at Closing, provided that such amount of cash does not exceed one percent of the Purchase Price to be paid at Closing, (d) one or more Affiliates of Purchaser, rather than Purchaser, may transfer the Initial Shares to Seller, (e) in lieu of Purchaser's issuing the Note, the parties may enter into a forward contract at Closing with substantially the same economic characteristics of the Note in the event the issuance of such forward contract would avoid adverse tax consequences otherwise associated with the Note and (f) the Note may be issued in the name of Seller or any Subsidiary designated by Seller.

                                   ARTICLE III

                    REPRESENTATIONS AND WARRANTIES OF SELLER

        Seller and Selling Subsidiaries, jointly and severally, represent and warrant to Purchaser that, except as set forth in the disclosure schedule delivered by Seller and Selling Subsidiaries to Purchaser prior to the execution and delivery of this Agreement, which identifies exceptions only by the specific Section or subsection to which each entry relates (the "Seller Disclosure Schedule"):

    Section 3.1. Organization and Qualification.

        (a) Each of Seller, the Selling Subsidiaries and the Transferred Companies is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own, license, use, lease and operate its assets and properties (including the Assets) and to carry on its business (including the Business) as it is now being conducted. Except for the equity capital of the Transferred Companies, neither the Assets nor the Assumed Liabilities include any securities or ownership interests of any Person.

        (b) The name of each director and officer of each of the Transferred Companies on the date hereof, and the position held by each, are listed in
Section 3.1(b) of the Seller Disclosure Schedule. Each of the Transferred Companies has, prior to Closing, delivered to Purchaser true and complete copies of its memorandum and articles of association or similar organization documents as in effect on the date hereof.

        (c) The authorized share capital of Han Consulting consists of one class and one series of shares divided into 50,000 shares of US$1.00 par value, of which 5,000 shares are issued and outstanding. The shares outstanding are duly authorized, validly issued, fully paid and nonassessable.

        (d) The registered capital of LCSTSL has been fully paid up and LML and LBL own 25% and 75%, respectively, of the outstanding equity interest in LCSTSL.

        (e) The registered capital of HMCL has been fully paid up and Han Consulting owns 100% of the equity interest in HMCL.

        (f) The registered capital of WTITL has been fully paid up and Han Consulting owns 40% of the outstanding equity interest in WTITL.

    Section 3.2. Authority; Non-Contravention; Approvals

        (a) Each of Seller and the Selling Subsidiaries has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is a party and to perform the transactions contemplated by this Agreement and the Transaction Documents. The execution and delivery of this Agreement and the Transaction Documents and the performance by the Selling Subsidiaries and Seller of the transactions contemplated by this Agreement and the Transaction Documents have been approved by the Board of Directors of Seller and, where applicable, the respective shareholders of the Selling Subsidiaries, and no other corporate or other proceedings on the part of Seller or the Selling Subsidiaries are necessary to authorize the execution and delivery of this Agreement and the Transaction Documents by Seller and the Selling Subsidiaries and the performance by Seller and the Selling Subsidiaries of the transactions contemplated by this Agreement and the Transaction Documents. This Agreement has been, and upon their execution the Transaction Documents will be, duly executed and delivered by Seller, assuming the due authorization, execution and delivery of this Agreement and the Transaction Documents by Purchaser, constitutes, and upon their execution the Transaction Documents will constitute, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms.

        (b) Except as set forth on Section 3.2(b) of the Seller Disclosure Schedule, the execution and delivery by Seller of this Agreement and the Transaction Documents and the performance of the transactions contemplated by this Agreement and the Transaction Documents do not and will not (i) conflict with or result in a breach of any provision of the respective memorandum and articles of association or similar corporate documents of Seller or any of the Selling Subsidiaries or any of the Transferred Companies; (ii) result in a violation or breach of or constitute a default (or an event which, with or without notice or lapse of time or both, would constitute a default) under, or result in the termination, modification or cancellation of, or the loss of a benefit under or accelerate the performance required by, or result in a right of termination, modification, cancellation or acceleration under the terms, conditions or provisions of any contract or other instrument (including those contracts or other instruments included in the Assets or Assumed Liabilities) of any kind to which Seller or any of the Selling Subsidiaries or any of the Transferred Companies is now a party or by which Seller, any of the Selling Subsidiaries, or any of the Transferred Companies, the Business or any of the Assets or Assumed Liabilities may be bound or affected; or (iii) violate any order, writ, injunction, decree, statute, treaty, rule or regulation applicable to Seller, any of the Selling Subsidiaries, or any of the Transferred Companies, the Business, the Assets or the Assumed Liabilities other than, in the case of clauses (ii) and (iii) above as would not have a Business Material Adverse Effect or Seller Material Adverse Effect.

        (c) Except as disclosed in Section 3.2(c) of the Seller Disclosure Schedule, to the best knowledge of Seller, no declaration, filing or registration with, or notice to, or authorization, consent, order or approval of, any Governmental Authority or other Person is required to be obtained or made in connection with or as a result of the execution and delivery of this Agreement and the Transaction Documents by Seller or the performance by Seller or any of the Selling Subsidiaries or any of the Transferred Companies of the transactions contemplated by this Agreement and the Transaction Documents.

    Section 3.3. Financial Statements.

        (a) Section 3.3(a) of the Seller Disclosure Schedule sets forth the audited balance sheet of Seller for each of the three years ended as of March 31, 2002, 2003, and 2004 and the related audited statements of income, cash flows and stockholders' equity for the periods then ended, (collectively, the "Seller Financial Statements"). The Seller Financial Statements were prepared in accordance with Hong Kong GAAP on a basis consistent with prior periods and fairly present the financial position and results of operations of Seller as of their respective dates and for the respective periods presented.

        (b) Section 3.3(b) of the Seller Disclosure Schedule sets forth the unaudited balance sheet of the Business on a stand alone basis for the year ended March 31, 2004, and for the quarterly period ended June 30, 2004, and the related unaudited statement of income for each of the periods then ended (collectively, the "Business Financial Statements"). The Business Financial Statements were prepared in accordance with Hong Kong GAAP on a basis consistent with prior periods and fairly present the financial position and results of operation of the Business as of their respective dates and for the respective periods presented (subject to the absence of certain footnote disclosures otherwise required by Hong Kong GAAP).

        (c) Section 3.3(c) of the Seller Disclosure Schedule sets forth the unaudited balance sheet of Han Consulting for each of the two years ended as of March 31, 2003, and 2004 and the related unaudited statements of income and stockholders' equity for the periods then ended (collectively, the "Han Financial Statements"). The Han Financial Statements were prepared in accordance with Hong Kong GAAP on a basis consistent with prior periods and fairly present the financial position and results of operations of Han Consulting as of their respective dates and for the respective periods presented (subject, in the case of the unaudited portions of the Han Financial Statements, to the absence of certain footnote disclosures otherwise required by Hong Kong GAAP).

        (d) Section 3.3(d) of the Seller Disclosure Schedule sets forth the statutory accounts of LCSTSL as of and for the year ended as of December 31, 2003 (the "LCSTSL Accounts"). The LCSTSL Accounts were prepared in accordance with PRC GAAP on a basis consistent with prior periods and fairly present the financial position and results of operations of LCSTSL as of such date and for the period presented.

        (e) Section 3.3(e) of the Seller Disclosure Schedule sets forth the statutory accounts of HMCL as of and for each of the three years ended December 31, 2001, 2002 and 2003 (the "HMCL Accounts"). The HMCL Accounts were prepared in accordance with PRC GAAP on a basis consistent with prior periods and fairly present the financial position and results of operations of HMCL as of their respective dates and for the respective period presented.

    Section 3.4. Absence of Undisclosed Liabilities. There are no liabilities or obligations relating to the Business of any nature, whether accrued, contingent or otherwise, and there is no existing condition, situation or set of circumstances that reasonably could be expected to result in such a liability or obligation, except for liabilities or obligations (a) reflected in the March 31st Balance Sheet or (b) that were incurred since the date of the March 31st Balance Sheet, were normal and recurring expenses incurred in the ordinary course of business and could not reasonably be expected to have a Business Material Adverse Effect.

    Section 3.5. Absence of Certain Changes or Events. Except as set forth in
Section 3.5 of the Seller Disclosure Schedule, since the date of the March 31st Balance Sheet (a) there has not been any event, circumstance, change or effect that has had or reasonably could be expected to have a Business Material Adverse Effect; (b) the Business has been conducted only in the ordinary course; and
(c) none of the actions set forth in Section 5.1 have occurred with respect to the Business, Assets or Assumed Liabilities.

    Section 3.6. Books and Records. The minute books and other similar records of Seller, the Selling Subsidiaries and the Transferred Companies as made available to Purchaser prior to the execution of this Agreement contain a true and complete record, in all material respects, of all actions taken at all meetings and by written consents in lieu of meetings of the board of directors and committees of the board of directors of Seller, the Selling Subsidiaries and the Transferred Companies relating to the Business.

    Section 3.7. Tax Matters.

        (a) All Tax Returns required to be filed by Seller or its Subsidiaries with respect to the Business or any of the Assets and all Tax Returns required to be filed by the Transferred Companies have been timely filed. All such Tax Returns were correct and complete. All Taxes (whether or not shown on any Tax Return) of the Transferred Companies have been paid or accrued. All Taxes due and payable (whether or not shown on any Tax Return) have been paid, the nonpayment of which could result in an Encumbrance on an Asset, a Business Material Adverse Effect or result in Purchaser or any of its Affiliates having any liability therefor. No claim has been made by an authority in a jurisdiction where Seller, a Subsidiary of Seller or a Transferred Company does not file Tax Returns that Seller, such Subsidiary or such Transferred Company is or may be subject to taxation by that jurisdiction.

        (b) Seller, its Subsidiaries and the Transferred Companies have withheld and paid all Taxes with respect to the Business or the Assets required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, except to the extent such failure to withhold or pay could not reasonably be expected to have a Business Material Adverse Effect.

        (c) No audit or other administrative proceeding is pending or threatened, and no judicial proceeding is pending or threatened, that involves any Tax or Tax Return relating to a Transferred Company, the Business or any of the Assets.

        (d) Except as set forth in Section 3.7(d) of the Seller Disclosure Schedule, to the best knowledge of Seller, there are no agreements and rulings relating to Taxes requested or received from any Governmental Authority by or with respect to a Transferred Company or with respect to the Assets or the Business.

        (e) None of the Assets are (i) located in a country outside Seller's or any of the Selling Subsidiaries' country of incorporation; or (ii) U.S. real property interests as described in Section 897 of the Code. None of the Transferred Companies conduct a business in the United States or owns (i) real property located in the United States, (ii) debt that is secured by (or any other contractual right pursuant to which such Transferred Company is entitled under any circumstances to acquire) real property located in the United States or (iii) stock or securities issued by an entity formed under U.S. law. None of the Transferred Companies have filed a U.S. Tax Return or made any election for U.S. Tax purposes and, to the knowledge of Seller or any of its Subsidiaries, no direct or indirect investor in a Transferred Company has reported information relating to such Transferred Company on a U.S. Tax Return of such investor or has made an election relating to such Transferred Company for U.S. Tax purposes.

        (f) Neither Seller nor any of its Subsidiaries is obligated in connection with the Business or any of the Assets to pay the Taxes of another person by contract, as transferee, as successor or otherwise.

        (g) No Transferred Company has been a member of an affiliated, consolidated, combined or unitary group for Tax purposes, and no Transferred Company is party to any Tax sharing, Tax allocation or Tax indemnity agreement.

    Section 3.8. Employee Benefits.

        (a) Section 3.8(a) of the Seller Disclosure Schedule contains a true and complete list and description of each of the Seller Plans. Seller has delivered to Purchaser accurate and complete copies of all Seller Plan documents maintained by Seller or covering any employee of the Business. Seller has not scheduled or agreed upon future increases of benefit levels (or creation of new benefits) with respect to any Plan, and no such increases or creation of benefits have been proposed, made the subject of representations to employees or requested or demanded by employees under circumstances which make it reasonable to expect that such increases would be granted. Except as disclosed in
Section 3.8(a) of the Seller Disclosure Schedule, no loan is outstanding between Seller and its Subsidiaries and any employee of the Business other than cash advances to such employee in the ordinary course.

        (b) Each of the Seller Plans is, and its administration (including with respect to reporting and disclosure) is and has been, in compliance with, its terms and with applicable Law (including all tax rules compliance with which is required for any intended favorable tax treatment).

        (c) Except as set forth in Section 3.8(c) of the Seller Disclosure Schedule, no benefit under any Seller Plan, including any severance or parachute payment plan or agreement, will be established or become accelerated, vested or payable by reason of any transaction contemplated under this Agreement.

        (d) To the knowledge of Seller, there are no pending or threatened claims by or on behalf of any Seller Plan, by any person covered thereby, or otherwise, which allege violations of any applicable laws or regulations which could reasonably be expected to result in liability on the part of Purchaser, any Purchasing Subsidiary, Seller, any Selling Subsidiary, or any fiduciary of any such Seller Plan, nor is there any basis for such a claim.

        (e) Except as set forth in Section 3.8(e) of the Seller Disclosure Schedule, all contributions, premiums and other payments required under applicable laws or regulations or any Seller Plan or other agreement to be made under any such Plan have been made by the due date thereof, and any and all contributions, premiums and other payments with respect to compensation or service before and through the Closing, or otherwise with respect to periods before and through the Closing, due from Seller or its Subsidiaries to, under or on account of each Seller Plan shall have been paid prior to Closing or shall have been fully reserved and provided for in the Business Financial Statements.

        (f) Neither Seller nor any of its Subsidiaries is in default in performing any of its contractual obligations under any of the Seller Plans.

        (g) To the knowledge of Seller, and without limiting the generality of any other provision of this Section 3.8, no event has occurred and no condition exists, with respect to any Plan, that has subjected or could subject Purchaser, Seller, or any Seller Plan or any successor thereto, to any Tax, fine, penalty or other liability (other than a liability arising in the normal course to make contributions or payments, as applicable, when ordinarily due under the Seller Plans with respect to employees of Seller, the Selling Subsidiaries or the Transferred Companies).

        (h) Neither Seller nor any of its Subsidiaries has ever maintained, contributed to or had any liability with respect to any Plan that is or was ever subject to any federal, state or local law in the United States, nor have any of them ever had employees located in the United States.

    Section 3.9. Employment Matters.

        (a) Section 3.9(a) of the Seller Disclosure Schedule contains a true and complete list of the name and current annual salary and any bonus or commitment to pay any other amount or benefit in connection with a termination of employment, if applicable, of all officers, directors and employees of or related to the Business (other than the employees of the ChinaWeal Group and Lenovo AI), together with a statement of the full amount of all remuneration paid by Seller or its Subsidiaries. To the best knowledge of Seller, the Selling Subsidiaries and the Transferred Companies, no such Persons have made a threat or otherwise indicated any intent to Seller, to Selling Subsidiaries or to any of the officers or directors of Seller or the Business to cancel or otherwise terminate such Person's relationship with Seller, the Selling Subsidiaries, the Transferred Companies or the Business.

        (b) Except as otherwise contemplated in this Agreement, to the best knowledge of Seller, neither the execution and delivery of this Agreement or the Transaction Documents, nor the performance of the transactions contemplated thereby, will (either alone or in conjunction with any other event, such as termination of employment) (i) result in any material payment (including severance payments, payments under any other agreements or unemployment compensation payments) becoming due to any director or any employee of Seller, any of the Selling Subsidiaries or any of the Transferred Companies under any Seller Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Seller Plan or (iii) result in any acceleration of the time of payment or vesting of any material benefits.

        (c) Section 3.9(c) of the Seller Disclosure Schedule sets forth a true and complete list of all employees of Seller engaged in research and development in connection with products and services marketed and distributed by the Security Services Division (the "R&D Employees").

    Section 3.10. Labor Relations. Except as set forth in Section 3.10 of the Seller Disclosure Schedule, there is no unfair labor practice, charge or complaint or other proceeding pending or, to the knowledge of Seller, the Selling Subsidiaries or the Transferred Companies, threatened against any of the Assets or Seller, the Selling Subsidiaries or the Transferred Companies relating to the Business. Seller, and any Affiliate of Seller that participates in any part of the Business, are in compliance with all laws applicable to the Business respecting employment and employment practices, terms, and conditions of employment, and wages and hours. None of Seller, the Selling Subsidiaries and the Transferred Companies is a party to and have liability with respect to any collective bargaining agreement or other labor union contract applicable to Persons employed by Seller or any Subsidiary of Seller in the Business, nor does Seller know of any activities or proceedings of any labor union or other Person to organize any such employees. There is no labor strike, slowdown, work stoppage or lockout pending, or to the knowledge of Seller, threatened, against or affecting the Business, nor has there been any such activity within the past two years.

    Section 3.11. Litigation. Except as set forth in Section 3.11 of the Seller Disclosure Schedule, there are no claims, suits, proceedings, actions, investigations, oppositions, challenges, cancellation proceedings or changes pending or, to the knowledge of Seller or Selling Subsidiaries, threatened against or affecting Seller or Selling Subsidiaries or any of the Transferred Companies or relating to or affecting the Assets, the Business or the Assumed Liabilities that, if adversely determined, would reasonably be expected to result in a Business Material Adverse Effect or Seller Material Adverse Effect. There are no outstanding orders, writs, judgments, decrees, injunctions or settlements that restrict the Business, the Assets or the Assumed Liabilities in any material respect.

    Section 3.12. No Violation of Law; Permits.

        (a) Except as set forth in Section 3.12(a) of the Seller Disclosure Schedule, none of Seller, the Selling Subsidiaries or the Transferred Companies or the Business is or in the past three years has been in default under or in violation of, or has been charged with any violation of, any law, statute, order, rule, regulation, ordinance or judgment (including any applicable environmental, labor, export control or foreign corrupt practices law, ordinance, decree or regulation) of any Governmental Authority to which Seller, the Selling Subsidiaries, or the Transferred Companies, the Business or any of the Assets or Assumed Liabilities is or was subject.

        (b) The Assets include all Permits that are now, or at the time of the Closing will be, used or held for use in or otherwise necessary for the conduct of, the Business and the Assets (collectively, the "Business Permits"), except for the Excluded Permits and such Permits the absence of which could not reasonably be expected to have a Business Material Adverse Effect.
Section 3.12(b) of the Seller Disclosure Schedule contains a true and complete list of all of the Business Permits, setting forth the owner, the function and the expiration and renewal dates of each. All the Business Permits have been legally obtained and maintained and are in full force and effect. None of Seller, the Selling Subsidiaries, or the Transferred Companies, the Business or any of the Assets is in violation of or is being operated in violation of the terms of any Business Permit.

        (c) Except as set forth in Section 3.12(c) of the Seller Disclosure Schedule, neither the execution and delivery of this Agreement nor the performance of any of the transactions contemplated hereby will: (i) require any assignment, consent, waiver or other action in respect of any Business Permit;
(ii) result in the termination or modification of any Business Permit; or
(iii) result in a need for additional Permits.

        (d) Without limiting the generality of paragraph (a) above, all Business Permits required under PRC law for the due and proper establishment and operation of each Seller Subsidiary and each Transferred Company (other than Han Consulting) and for the conduct of the business of each Seller Subsidiary and each Transferred Company (other than Han Consulting) have been duly obtained from the relevant PRC authorities and are in full force and effect. All filings and registrations with the relevant PRC authorities required in respect of each Seller Subsidiary and each Transferred Company (other than Han Consulting) and their respective operations, including but not limited to registration with MOFCOM, the State Administration for Industry and Commerce, the State Administration of Foreign Exchange or their respective local branches, and the relevant tax bureau, customs authorities and product registration authorities, have been duly completed in accordance with the relevant PRC rules and regulations.

        (e) To the best knowledge of Seller, there are no circumstances that will result in the transactions contemplated by this Agreement or any other Transaction Document to be invalidated under the relevant provisions of the bankruptcy, liquidation or insolvency Laws of the PRC.

    Section 3.13. Title to Assets; Encumbrances. The Selling Subsidiaries have good, valid and marketable title to all of the Assets, free and clear of all Encumbrances other than Permitted Encumbrances and, at the Closing, will convey to Purchaser good, valid and marketable title to all of the Assets, free and clear of all Encumbrances other than Permitted Encumbrances.

    Section 3.14. Entire Business. The Assets constitute all of the assets, properties and rights used in or necessary for the conduct of the Business as heretofore conducted by Seller, the Selling Subsidiaries or the Transferred Companies (except for the Excluded Assets) and are adequate to conduct the Business (other than the Telecommunications Applications Services Division or the Insurance IT Services Division) as presently conducted. Except for the Excluded Assets, immediately following the Closing, neither Seller nor any of the Selling Subsidiaries will own any assets, properties or rights that are used in or are necessary for the conduct of the Business. Other than the Excluded Assets, there are no material facilities, services, assets or properties that are used by Seller in the conduct or operation of the Business (other than the Telecommunications Applications Services Division or the Insurance IT Services Division). Upon consummation of the transactions contemplated by this Agreement, Purchaser will have acquired good and valid title in and to, or a valid leasehold interest in, each of the Assets free and clear of all Encumbrances other than Permitted Encumbrances.

    Section 3.15. Transactions with Affiliates. Except as set forth in
Section 3.15 of the Seller Disclosure Schedule, no portion of the Business is conducted by, with or through an Affiliate of Seller or Selling Subsidiaries. No director, officer, stockholder or parent company of Seller and Selling Subsidiaries has since March 31, 2002: (a) borrowed money from or loaned money to the Business that remains outstanding (other than cash advances to such directors and officers in the ordinary course of business) (b) any contractual or other claim, express or implied, of any kind whatsoever against or in respect of the Business; (c) to the best knowledge of Seller, any interest in any assets used or held for use in the Business; (d) engaged in any other transaction with or in respect of the Business; or (e) owned any interest in (except not more than ten percent stockholdings for investment purposes in securities of publicly held and traded companies), or served as an officer, director, employee or consultant of or otherwise receives remuneration from, any Person that is, or has engaged in business as, a competitor, lessor, lessee, customer or supplier of the Business.

    Section 3.16. Insurance. Section 3.16 of the Seller Disclosure Schedule sets forth a complete and correct list of all policies held by or on behalf of Seller or any Affiliate of Seller relating to the Business and a brief description of such policies, including the names and addresses of the insurers, the principal insured and each named insured, the policy number and period of coverage, the expiration dates, the annual premiums and payment terms, a brief description of the interests insured by such policies and the amount of any deductible. Seller has delivered to Purchaser a complete and correct copy of all such policies together with (i) all riders and amendments thereto and (ii) if completed, the applications for each of such policies. Neither Seller nor any of its Subsidiaries maintains any self-insurance arrangement with respect to the Business. The insurance policies listed on Section 3.16 of the Seller Disclosure
Schedule include all policies of insurance that are required by material commercial contracts relating to the Business, in the amounts required under the respective contracts. All the insurance policies listed on Section 3.16 of the Seller Disclosure Schedule are in full force and effect, all premiums due and payable thereon have been paid and no notice of cancellation or termination has been received with respect to any such policy. The insurance policies referred to in this Section 3.16 will remain in full force and effect and will not in any way be affected by or terminate by reason of, any of the transactions contemplated by this Agreement.

    Section 3.17. Contracts and Other Agreements.

        (a) Section 3.17(a) of the Seller Disclosure Schedule lists all material contracts to which Seller or any of its Subsidiaries is a party and that are included in the Assets or the Assumed Liabilities in accordance with Article II, other than contracts that involve the payment of less than US$20,000 per year and that are not otherwise material to the Business. Notwithstanding the foregoing, Section 3.17(a) of the Seller Disclosure Schedule lists all contracts to which Seller or any of its Subsidiaries is a party and that are included in the Assets or the Assumed Liabilities which could reasonably be expected to have the effect of prohibiting or impairing the ability of Purchaser or any of its Subsidiaries from carrying on any business or operation now or in the future.

        (b) Each contract included in the Assets or Assumed Liabilities is in full force and effect and constitutes a legal, valid and binding agreement, enforceable against Seller or its Affiliate and, to the knowledge of Seller, each other party thereto, in accordance with its terms, except as would not reasonably be expected to result in a Business Material Adverse Effect. Neither Seller nor any Affiliate of Seller nor, to the knowledge of Seller, any other party to any such contract is in violation or breach of, or in default under, nor has there occurred an event or condition that with the passage of time or giving of notice (or both) would constitute a default under, or permit the termination of, any such contract, except as would not reasonably be expected to result in a Business Material Adverse Effect.

        (c) Seller has delivered to Purchaser true and complete copies (or if none exist, reasonably complete and accurate written descriptions) of each contract listed on Section 3.17(a) of the Seller Disclosure Schedule, together with all amendments and supplements thereto.

        (d) Section 3.17(d) of the Seller Disclosure Schedule contains, to the best knowledge of Seller, a complete list of all of the Outstanding Customer Contracts for the provision of products and services of the Business (other than the Telecommunications Applications Services Division or the Insurance IT Services Division) to its customers. The matters set forth on Section 3.17(d) of the Seller Disclosure Schedule with respect to the Outstanding Customer Contracts (including, without limitation, the representations on Section 3.17(d) of the Seller Disclosure Schedule regarding the contract amounts, amounts billed and amounts collected under the Outstanding Customer Contracts as of the date hereof) are true, complete and correct in all material respects. Seller and its Subsidiaries have performed their respective obligations under the Outstanding Customer Contracts in all material respects and have taken, and will take, all actions necessary to discharge their respective future obligations as they become due.

    Section 3.18. Tangible Personal Property. The Tangible Property is in good operating condition, subject to continued repair and replacement in accordance with past practice, and Seller, the Selling Subsidiaries and the Transferred Companies have not received notice that any of the Tangible Property is in violation of any existing law or order of any Governmental Authority. During the past three years there has not been any interruption of the operations of the Business due to inadequate maintenance of the Tangible Property. No approval or consent of any Person is needed so that the interest of Seller and its Subsidiaries in the Tangible Property shall continue to be in full force and effect and enforceable by Purchaser following the Closing.

    Section 3.19. Inventory. The Inventory reflected on the balance sheets included in the Business Financial Statements was properly stated therein at the lesser of cost or fair market value determined in accordance with Hong Kong GAAP consistently applied. The Inventory is owned free and clear of all Encumbrances. At the Closing, the Inventory included in the Assets will be items of a quality usable or saleable by the Business (other than the Telecommunications Applications Services Division or the Insurance IT Services Division) in the ordinary course of business and will be in quantities sufficient for the normal operation of the Business (other than the Telecommunications Applications Services Division or the Insurance IT Services Division) in accordance with past practice.

    Section 3.20. Accounts Receivable; Disputed Accounts Payable.

        (a) All accounts, notes receivable and other receivables (other than receivables collected since the date of the March 31st Balance Sheet) reflected on the March 31st Balance Sheet are, and all accounts, notes receivable and other receivables arising from or otherwise relating to the Business will be at the Closing Date valid, genuine and collectible in the aggregate amount thereof subject to normal and customary trade discounts, less any reserves for doubtful accounts recorded on the most recent balance sheet included in the Business Financial Statements. Section 3.20(a) of the Seller Disclosure Schedule sets forth a description of any security arrangements and collateral securing the repayment or other satisfaction of any account, note receivable or other receivable. All steps necessary to render all such security arrangements legal, valid, binding and enforceable, and to give and maintain for the Business a perfected security interest in the related collateral, have been duly taken.

        (b) There are no unpaid invoices or bills representing amounts alleged to be owed with respect to the Business, or other alleged obligations of Seller or with respect to the Business, which Seller has disputed or determined to dispute or refuse to pay.

    Section 3.21. Intellectual Property.

        (a) Section 3.21(a) of the Seller Disclosure Schedule sets forth a true, complete and accurate list of all material Business Intellectual Property (other than trade secrets, know-how and goodwill attendant to the Business Intellectual Property and other intellectual property rights not reducible to schedule form). To the knowledge of Seller, other than the Business Intellectual Property and the Excluded Intellectual Property, no other material Intellectual Property reducible to schedule form is used, held for use in or otherwise necessary for the conduct of the Business (other than the Telecommunications Applications Services Division and the Insurance IT Services Division).

        (b) Except as would not have a Business Material Adverse Effect, Seller or its Subsidiaries are the sole and exclusive owners of all right, title and interest in and to the Business Intellectual Property, free and clear of all Encumbrances, or a Person validly licensed or properly authorized to use all such right and interest in and to the Business Intellectual Property, free and clear of all Encumbrances. Upon the Closing, Purchaser shall receive all right, title and interest in and to the Business Intellectual Property, free and clear of all Encumbrances (other than Permitted Encumbrances).

        (c) (i) All works of authorship and all other materials subject to copyright protection, and included in Business Intellectual Property, including the computer software, documentation, software design, technical and functional specifications, and all other materials subject to copyright protection, and included in the Business Intellectual Property are original and were either created by employees of Seller or its Subsidiaries within the scope of their employment or are otherwise works made for hire, or all right, title and interest in and to such works of authorship have been legally and fully assigned and transferred to Seller or its Subsidiaries, (ii) all rights in all inventions and discoveries, made, developed or conceived by any employee or independent contractor of Seller or its Subsidiaries, during the course of their employment (or other retention) by Seller or its Subsidiaries and relating to or included in Business Intellectual Property, or made, written, developed or conceived with the use or assistance of Seller's or its Subsidiaries' facilities or resources; or that are the subject of one or more issued letters patent or patent application and that relate to are included in Business Intellectual Property have been assigned in writing to Seller or its Subsidiaries, as the case may be; and (iii) all employees and independent contractors of Seller or its Subsidiaries have signed documents confirming that each of them will assign to Seller or its

Subsidiaries, as the case may be, all Business Intellectual Property rights made, written, developed or conceived by them during the course of their employment (or other retention) by Seller or its Subsidiaries and that relate to or are included in the Business Intellectual Property or made, written, developed or conceived with the use or assistance of Seller's or its Subsidiaries' facilities or resources to the extent that ownership of any such Business Intellectual Property rights does not vest in Seller or its Subsidiaries by operation of law.

        (d) Any and all documentation relating to any know-how and/or trade secrets included in the Business Intellectual Property: (i) is current, accurate, and sufficient in detail and content to identify and explain such know-how and/or trade secrets and to allow its full and proper use without reliance on the knowledge or memory of any individual, and Seller or its Subsidiaries has taken all reasonable precautions to protect the secrecy, confidentiality and value of such know-how and/or trade secrets, and
(ii) pertains to the know-how and/or trade secrets necessary for the operation of the Business (other than the Telecommunications Applications Services Division and the Insurance IT Services Division) as currently conducted, and furthermore, to the extent reasonably necessary to protect the Business Intellectual Property, former and current employees of Seller or its Subsidiaries have executed written agreements with Seller or its Subsidiaries, as the case may be, designed to protect the Business Intellectual Property, and furthermore, no employee of Seller or its Subsidiaries is in violation or breach of any term of any such written agreements that would impair the Business Intellectual Property.

        (e) (i) None of the Business Intellectual Property, nor the conduct of the Business infringes upon or misappropriates the rights of any other person nor is infringed upon or misappropriated by any other person or its property;
(ii) none of Seller or its Subsidiaries have received any claim, any cease and desist or equivalent letter or any other notice of any allegation that any of the Business Intellectual Property or the Business infringes upon, misappropriates or otherwise violates the Intellectual Property of any third parties; (iii) there has been no unauthorized use by, disclosure to or by or infringement, misappropriation or other violation of any of the Business Intellectual Property by any third party and/or any current or former officer, employee, independent contractor, consultant or any other agent of Seller or its Subsidiaries; (iv) none of the Business Intellectual Property is subject to any suits, actions, claims or demands of any third party and no action or proceeding, whether judicial, administrative or otherwise, has been instituted or is pending or threatened that challenges or affects the rights of Seller or its Subsidiaries, as the case may be, and none of Seller or its Subsidiaries are aware of any such claim, demand, action or proceeding that is unasserted with respect to any of the Business Intellectual Property; (v) Purchaser's ownership and/or use of any of the Business Intellectual Property and continuation of the Business does not and will not infringe upon any Intellectual Property rights or any other rights of any third party; and (vi) none of Seller or its Subsidiaries have received any written opinions of counsel (outside or inside) relating to infringement, invalidity or unenforceability of any Business Intellectual Property.

        (f) Upon the Closing, Purchaser shall have the right to: (i) sue for (and otherwise assert claims for) and recover damages and obtain any and all other remedies available at law or in equity for any past, present or future infringement, misappropriation or other violation of any of the Business Intellectual Property (and to settle all such suits, actions and proceedings);
(ii) seek protection therefor (including the right to seek and obtain copyright, trademark and service mark registrations and letters patent in the United States and all other countries and governmental divisions); and (iii) to claim all rights and priority thereunder notwithstanding the other provisions hereof.

        (g) (i) All registrations with and applications to Governmental Authorities in respect of the Business Intellectual Property are valid and in full force and effect, (ii) Each of Seller and its Subsidiaries is in compliance with all government regulations regarding the manufacture, advertising, sale, import, and export of the Business Intellectual Property and products incorporating or made using the Business Intellectual Property, (iii) there are no restrictions on the direct or indirect transfer of any license, or other contract or agreement pursuant to which Seller or its Subsidiaries has been granted a right, to use the Business Intellectual Property, or any interest therein, held by Seller or its Subsidiaries in respect of the Business Intellectual Property and (iv) none of Seller and its Subsidiaries are in default (or with the giving of notice or lapse of time or both, would not be in default) in any material respect under any license, or any other contract or agreement pursuant to which Seller or its Subsidiaries has been granted a right, to use the Business Intellectual Property.

        (h) Seller or its Subsidiaries have taken all necessary steps to protect and preserve the secrecy, confidentiality and value of all Business Intellectual Property, including all trade secrets and source code included in the Business Intellectual Property not subject to issued letters patents.

        (i) Except as set forth in Section 3.21(i) of the Seller Disclosure Schedule, neither Seller nor any of its Subsidiaries has granted or is obliged to grant a license, assignment, consent, undertaking, security interest or other right in respect of any of the Business Intellectual Property, other than non-exclusive licenses for use of software granted to customers of the Business in the ordinary course.

        (j) To the knowledge of Seller or its Subsidiaries, to the extent that the Business Intellectual Property consists of any software programs, such software programs do not contain any material computer viruses, worms, software bombs or similar items.

    Section 3.22. Real Property

        (a) Section 3.22(a) of the Seller Disclosure Schedule contains a true and correct list of each parcel of real property owned by or leased to or by Seller or its Subsidiaries that is now, or at the time of the Closing will be, used or held for use in or otherwise necessary for the conduct of, the Business (other than the Telecommunications Applications Services Division or the Insurance IT Services Division) (the "Real Property"). To the extend utilized in the Business, the interests of Seller and its Subsidiaries in each parcel of Real Property shall be made available to Purchaser or its Subsidiaries under the Transitional Services Agreement.

        (b) Seller or its Subsidiaries has valid leasehold interests in all leased Real Property and Seller or its Subsidiaries is in possession of each parcel of Real Property, together with all buildings, structures, facilities, fixtures and other improvements thereon, listed in Section 3.22(a) of the Seller Disclosure Schedule, and in each case such parcel is free and clear of all Encumbrances other than Permitted Encumbrances. Seller or its Subsidiaries have, and at the Closing there will be provided to Purchaser, such rights of ingress and egress with respect to such Real Property, buildings, structures, facilities, fixtures and other improvements as are required to conduct the applicable portions of the Business in a safe, efficient and lawful manner consistent with past practice. None of such Real Property, buildings, structures, facilities, fixtures or other improvements, or the use thereof, contravenes or violates any building, zoning, administrative, occupational safety and health or other applicable statute, law ordinance, rule or regulation in any material respect (whether or not permitted on the basis of prior nonconforming use, waiver or variance).

        (c) Except as set forth in Section 3.22(c) of the Seller Disclosure Schedule, Seller or its Subsidiaries have a valid and subsisting leasehold estate in and the right to quiet enjoyment of all leased Real Property for the full term of the lease of such properties. Each lease referred to in paragraph above is a legal, valid and binding agreement, enforceable in accordance with its terms and there is no, and none of Seller and its Subsidiaries have received notice of any, default (or any condition or event that, after notice or lapse of time or both, would constitute a default) thereunder. Neither Seller nor any of its

Subsidiaries owes any brokerage commissions with respect to any such leased space (including any contingent obligation in respect of future lease extensions).

        (d) Seller has delivered to Purchaser prior to the execution of this Agreement true and complete copies of all leases (including any amendments and renewal letters) and, to the extent reasonably available, all deeds, leases, mortgages, deeds of trust, certificates of occupancy, title insurance policies, title reports, surveys and similar documents, and all amendments thereof, with respect to the Real Property.

    Section 3.23. Environmental Matters.

        (a) (i) Seller, the Assets and the Business comply and at all times have complied with all applicable Environmental Laws; (ii) no Hazardous Substances are present at or have been disposed on or released or discharged from, onto or under any of the properties currently owned, leased, operated or otherwise used by any Transferred Company or the Business (including soils, groundwater, surface water, buildings or other structures); (iii) no Hazardous Substances were present at or disposed on or released or discharged from, onto or under any of the properties formerly owned, leased, operated or otherwise used by any Transferred Company or the Business; (iv) none of the leased Real Property contains an active or inactive incinerator, lagoon, landfill, septic system, wastewater treatment system or underground storage tank; (v) none of any Transferred Company, the Assets, and the Business are subject to any liability or obligation in connection with Hazardous Substances present at any location owned, leased, operated or otherwise used by any third party; (vi) none of any Transferred Company and the Business has received any Environmental Claim;
(vii) none of any Transferred Company, any of the Assets and the Business is subject to any order, decree, injunction or other directive of any governmental authority and none of any Transferred Company, the Assets and the Business is subject to any indemnity or other agreement with any person or entity relating to Hazardous Substances; and (viii) there are no circumstances or conditions involving any Transferred Company, any of the Assets or the Business, any assets (including real property) or businesses previously owned, leased, operated or otherwise used by any Transferred Company or any of the assets (including real property) or businesses of any predecessors of any Transferred Company that could reasonably be expected to result in any Loss to any Transferred Company, any of the Assets or the Business arising under or pursuant to Environmental Law or in any restriction on the ownership, use or transfer of any of the Assets arising under or pursuant to any Environmental Law.

        (b) There are no material environmental investigations, studies, audits, tests, reports, reviews or other analyses conducted by or on behalf of, or that are in the possession of, the Business, Seller or any Affiliate of Seller in relation to any premises presently or formerly owned, used, leased or occupied by the Business or by Seller or any of its Subsidiaries in connection with the operation or conduct of the Business.

    Section 3.24. Casualties. Since the date of the March 31st Balance Sheet, neither the Business nor any Asset has been affected in any way by or as a result of any flood, fire, explosion or other casualty (whether or not material and whether or not covered by insurance). Seller is not aware of any circumstance that is likely to cause the Business or any Asset to suffer any adverse change in its business, operations or prospects.

    Section 3.25. Product Liability. There are not presently pending, or, to the knowledge of Seller or its Subsidiaries, threatened, and, to the knowledge of Seller, there is no basis for, any civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings or demand letters relating to any alleged hazard or alleged defect in design, manufacture, materials or workmanship, including any failure to warn or alleged breach of express or implied warranty or representation, relating to any product manufactured, licensed, distributed or sold by or on behalf of the Business, or any service provided by the Business. The Business has not extended to any of its customers any written, non-uniform product warranties, indemnifications or guarantees.

    Section 3.26. Product Returns and Warranties. There are no liabilities for product returns other than those arising in the ordinary course of business. To the knowledge of Seller or its Subsidiaries, there are no threatened claims for
(i) product returns, (ii) warranty obligations or (iii) product services other than in the ordinary course of business. None of Seller and its Subsidiaries have made any express warranties with respect to products sold or distributed by Seller or its Subsidiaries (other than passing on warranties made by the manufacturers thereof) and, to the knowledge of Seller or its Subsidiaries, no other warranties have been made by their respective officers, directors, employees, consultants or agents. None of Seller and its Subsidiaries have knowledge of any presently existing circumstances that would constitute a valid basis for any voluntary or governmental recall of any product sold or distributed by Seller or its Subsidiaries in the course of or that relates to the Business.

    Section 3.27. Bank and Brokerage Accounts; Investment Assets. Section 3.27 of the Seller Disclosure Schedule sets forth (a) a true and complete list of the names and locations of all banks, trust companies, securities brokers and other financial institutions at which Seller or any of its Subsidiaries has an account or safe deposit box or maintains a banking, custodial, trading or other similar relationship with respect to the Business or any of the Assets; (b) a true and complete list and description of each such account, safe deposit box and relationship, indicating in each case the account number and the names of the respective officers, employees, agents or other similar representatives of the Business having signatory power with respect thereto; and (c) a list of each investment asset, the name of the record and beneficial owner thereof, the location of the certificates, if any, therefor, the maturity date, if any, and any stock or bond powers or other authority for transfer granted with respect thereto.

    Section 3.28. Significant Customers and Suppliers. Section 3.28 of the Seller Disclosure Schedule lists the twenty most significant customers of the Business (other than the Telecommunications Applications Services Division and the Insurance IT Services Division), on the basis of revenues for goods sold or services provided for the most recent fiscal year. None of Seller and its Subsidiaries have received any notice and has no reason to believe that any customer listed in Section 3.28 of the Seller Disclosure Schedule has ceased, or will cease, to use the products, equipment, goods or services of the Business (other than the Telecommunications Applications Services Division and the Insurance IT Services Division), or has substantially reduced, or will substantially reduce, the use of such products, equipment, goods or services at any time. Section 3.28 of the Seller Disclosure Schedule list the twenty most significant vendors or suppliers of raw materials, supplies, merchandise and other goods of the Business, on the basis of contract value of goods or services purchased for the most recent fiscal year. Neither Seller nor any of its Subsidiaries has received any notice, and none of them have any reason to believe, that any such vendor or supplier will not sell raw materials, supplies, merchandise or other goods to Purchaser at any time after the Closing Date on terms and conditions substantially similar to those used in its current sales to Seller and its Subsidiaries, subject only to general and customary price increases. To the knowledge of Seller or its Subsidiaries, no such customer, vendor or supplier is threatened with bankruptcy or insolvency.

    Section 3.29. Brokers. No agent, broker, investment banker, financial advisor or other firm or Person is entitled to any brokerage, finder's, financial advisor's or other similar fee or commission for which Purchaser or any of its Subsidiaries could become liable in connection with the transactions contemplated by this Agreement as a result of any action taken by or on behalf of Seller, any Selling Subsidiary or any Transferred Company.

    Section 3.30. AsiaInfo Shares.

        (a) Seller understands that the Initial Shares and the Conversion Shares, when issued or delivered to Seller, will not have been registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any state securities law by reason of specific exemptions under the provisions thereof which depend in part upon the other representations and warranties made by Seller in this Agreement. Seller understands that Purchaser is relying, in part, upon Seller's representations and warranties contained in this Section 3.30(a) for the purpose of determining whether this transaction meets the requirements for such exemptions.

        (b) Either (i) Seller is an "accredited investor" (as defined in
Rule 501(a) under the Securities Act) or (ii) Seller is a Person that, at the time the buy order (within the meaning of Regulation S promulgated under the Securities Act) for the AsiaInfo Shares to be received hereunder was originated, was outside the United States and was not a U.S. person (and was not purchasing for the account or benefit of a U.S. person) within the meaning of Regulation S and no offer, within the meaning of Regulation S, was made to Seller (or any other person on its behalf) in the United States.

        (c) Seller understands that the AsiaInfo Shares to be received by Seller in the transactions contemplated hereby will be "restricted securities" under applicable federal securities laws and that the Securities Act and the rules of the United States Securities and Exchange Commission (the "SEC") promulgated thereunder provide in substance that Seller may dispose of such shares only pursuant to an effective registration statement under the Securities Act or an exemption from registration if available. Seller further understands that, except as provided in the Registration Rights Agreement, Purchaser has no obligation or intention to register the sale of any of the AsiaInfo Shares to be received by Seller in the transactions contemplated hereby, or take any other action so as to permit sales pursuant to, the Securities Act. Seller further understands that applicable state securities laws may impose additional constraints upon the sale of securities. As a consequence, Seller understands that Seller may have to bear the economic risk of an investment in AsiaInfo Shares to be received by Seller pursuant to the transactions contemplated hereby for an indefinite period of time.

        (d) Seller is acquiring AsiaInfo Shares pursuant to the transactions contemplated hereby for investment only and not with a view to or intention of or in connection with any resale or distribution of such shares or any interest therein in violation of the Securities Act.

        (e) Seller understands and acknowledges that the certificate(s) evidencing the AsiaInfo Shares to be issued or delivered pursuant to the transactions contemplated hereby shall bear the following legends:

        "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES LAWS."

        "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER AND OTHER DISPOSITION PURSUANT TO AN AGREEMENT DATED AS OF JULY 27, 2004. A COPY OF SUCH AGREEMENT IS MAINTAINED AT THE OFFICES OF THE CORPORATION BY THE SECRETARY OF THE CORPORATION."

    Section 3.31. Selling Subsidiaries. Except as set forth in Section 3.31 of the Seller Disclosure Schedule, Seller owns, directly or indirectly, all of the outstanding equity capital of each of the Selling Subsidiaries.

    Section 3.32. Sale and Distribution Network. Section 3.32 of the Seller Disclosure Schedule lists all of the outstanding sale and distribution agreements to which Seller or any of its Affiliates is a party relating to the distribution of the products and services of the Business (other than the Telecommunications Applications Services Division or the Insurance IT Services Division). Seller shall use its commercially reasonable best efforts to assist Purchaser (or a Purchasing Subsidiary designated by Purchaser) in entering into similar agreements with such distributors prior to the Closing Date.

    Section 3.33. Disclosure. All material facts relating to the Business (other than the Telecommunications Applications Services Division or the Insurance IT Services Division) and the Assets have been disclosed to Purchaser in or in connection with this Agreement. No representation or warranty contained in this Agreement, and no statement or lists contained in the Seller Disclosure Schedule (including the Seller Financial Statements and the Business Financial Statements) or in any certificate or other writing furnished to Purchaser pursuant to this Agreement, contains any untrue statement of a material fact or omits a material fact necessary to make the statements contained herein or therein, in the light of the circumstances under which they were made, not misleading.

                                   ARTICLE IV

                   REPRESENTATIONS AND WARRANTIES OF PURCHASER

        Purchaser hereby represents and warrants to Seller that:

    Section 4.1. Organization and Qualification. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, license, use or lease and operate its assets and properties and to carry on its business as it is now conducted.

    Section 4.2. Authority; Non-Contravention; Approvals.

        (a) Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents and to perform the transactions contemplated by this Agreement and the Transaction Documents. The execution and delivery of this Agreement and the Transaction Documents and the performance by Purchaser of the transactions contemplated by this Agreement and the Transaction Documents have been approved by the Board of Directors of Purchaser and no other corporate proceedings on the part of Purchaser are necessary to authorize the execution and delivery of this Agreement or the Transaction Documents and the performance by Purchaser of the transactions contemplated by this Agreement and the Transaction Documents. This Agreement has been, and upon their execution the Transaction Documents will be, duly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery of this Agreement and the Transaction Documents by Seller, constitutes and upon their execution the Transaction Documents will constitute, valid and binding obligations of Purchaser enforceable against Purchaser in accordance with their respective terms.

        (b) The execution and delivery by Purchaser of this Agreement and the Transaction Documents and the performance of the transactions contemplated by this Agreement and the Transaction Documents do not and will not (i) conflict with or result in a breach of any provisions of the certificate of incorporation or bylaws of Purchaser; (ii) result in a violation or breach of or constitute a default (or an event which, with or without notice or lapse of time or both, would constitute a default) under, or result in the termination of, or the loss of a benefit under or accelerate the performance required by, or result in a right of termination, modification, cancellation or acceleration under, the terms, conditions or provisions of any contract or other instrument of any kind to which Purchaser or any of its subsidiaries is now a party or by which Purchaser or any of its subsidiaries or any of their respective properties or assets may be bound or affected; or (iii) violate any order, writ, injunction, decree, statute, treaty, rule or regulation applicable to Purchaser or any of its Subsidiaries other than in the case of clauses (ii) and (iii) above as would not reasonably be expected to result in a Purchaser Material Adverse Effect.

    Section 4.3. Brokers. No agent, broker, investment banker, financial advisor or other firm or person is entitled to any brokerage, finder's, financial advisor's or other similar fee or commission for which Seller or any of its Subsidiaries could become liable in connection with the transactions contemplated by this Agreement as a result of any action taken by or on behalf of Purchaser or any of its Subsidiaries.

    Section 4.4. SEC Documents; Financial Statements. As of their respective filing dates, the Purchaser SEC Documents complied in all material respects with the applicable requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") and the Securities Act, and none of the Purchaser SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected or supplemented by a subsequently filed Purchaser SEC Document. The financial statements of Purchaser, including the notes thereto, included in the Purchaser SEC Documents (the "Purchaser Financial Statements") complied with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates, and have been prepared in accordance with U.S. GAAP applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto or, in the case of unaudited statements included in quarterly reports on Forms 10-Q, as permitted by Form 10-Q of the SEC). The Purchaser Financial Statements fairly present and accurately reflect the consolidated financial condition and operating results of Purchaser at the dates and during the periods indicated therein (subject, in the case of unaudited statements, to normal year-end adjustments). From the date of the Purchaser Financial Statements contained in Purchaser's most recently filed Form 10-Q to the date hereof, there has been no material change in the capitalization of Purchaser other than in connection with the exercise of employee stock options or in connection with borrowings or repayments under short term credit facilities in the ordinary course and consistent with past practice.

    Section 4.5. Absence of Undisclosed Liabilities. There are no liabilities or obligations of any nature, whether accrued, contingent or otherwise, and there is no existing condition, situation or set of circumstances that reasonably could be expected to result in such liabilities or obligations, of Purchaser, except for (a) liabilities or obligations reflected in Purchaser's Form 10-K for the fiscal year ended December 31, 2003 and Purchaser's Form 10-Q for the quarterly period ended March 31, 2004, in each case filed with the SEC, or
(b) liabilities or obligations incurred since March 31, 2004 in the ordinary course which could not reasonably be expected to have a Purchaser Material Adverse Effect.

    Section 4.6. Consents and Approvals. No declaration, filing or registration with, or notice to, or authorization, consent, order or approval of, any Governmental Authority or other Person is required to be obtained or made in connection with or as a result of the execution and delivery of this Agreement and the other Transaction Documents by Purchaser or the performance by Purchaser of the transactions contemplated by this Agreement and the other Transaction Documents, except for (i) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable United States federal or state securities laws or the securities laws of any foreign country, (ii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable PRC laws or regulations, including the approval of MOFCOM or its local branch and other competent Government Authorities of PRC (as applicable), and the registration of the State Administration for Industry and Commerce or its local branch in connection with the transfer of equity interests in, or assets of, any Selling Subsidiaries and/or Transferred Companies that are organized under the laws of the PRC and
(iii) such other consents, authorizations, filings, approvals and registrations that, if not obtained or made, would not have a Purchaser Material Adverse Effect.

    Section 4.7. Litigation. There are no claims, suits, proceedings, actions, investigations, oppositions, challenges, cancellation proceedings or changes pending or, to the knowledge of Purchaser, threatened against or affecting Purchaser that, if adversely determined, would reasonably be expected to result in a Purchaser Material Adverse Effect.

    Section 4.8. Absence of Certain Changes or Events. From the date of the Purchaser Financial Statements contained in Purchaser's most recently filed Form 10-Q to the date hereof, there has not been any event, circumstance, change or effect that has had or reasonably could be expected to have a Purchaser Material Adverse Effect and the business of Purchaser has been conducted only in the ordinary course.

    Section 4.9. Taxes. Purchaser has timely and duly filed, or will timely and duly file, in each case, taking into account all available extensions, all Tax Returns with respect to Taxes applicable to it or required to be filed by applicable law. All Taxes and other charges due or claimed to be due from it by federal, state, local or foreign taxing authorities (including those due in respect of the properties, income, franchises, licenses, sales or payrolls related to its business) have been paid or will be paid except to the extent the same are being contested in good faith and have been adequately reserved for. There are no Encumbrances with respect to any Taxes, upon any of the assets of Purchaser other than (i) Permitted Encumbrances or (ii) Taxes or charges being contested.

    Section 4.10. Initial Shares and Conversion Shares. Purchaser has taken or will have taken, with respect to the Initial Shares, as of the Closing Date and, with respect to the Conversion Shares, as of the Conversion Date, all such actions as are or will be necessary in order to ensure that each of (i) the Initial Shares to be issued or delivered on the Closing Date and (ii) the Conversion Shares issuable or deliverable on the Conversion Date, shall each be either (a) in case of new AsiaInfo Shares, duly authorized, validly issued, fully paid and nonassessable or (b) in the case of the delivery of AsiaInfo Shares held by Purchaser as treasury stock or otherwise, validly transferred, free and clear of all Encumbrances and, in each case, shall rank pari passu with all other AsiaInfo Shares.

                                    ARTICLE V

                                    COVENANTS

    Section 5.1. Conduct of the Business. During the period from the date of this Agreement to the Closing, except as otherwise expressly provided in this Agreement, Seller shall operate the Business only in the ordinary course. Except as otherwise expressly provided in this Agreement or for the purpose of effecting the transactions contemplated herein, Seller shall use its commercially reasonable best efforts to preserve intact the present organization of the Business, keep available the services of the present officers and key employees of the Business and preserve relationships with customers, suppliers, licensors, licensees, contractors, distributors and others having business dealings with the Business. Without limiting the generality of the foregoing, from the date of this Agreement to the Closing, Seller, its Subsidiaries and the Transferred Companies shall not, to the extent related to the Business:

        (a) sell, lease, encumber, transfer or dispose of any assets or rights or acquire any material assets or rights that, in either case, would be included in the Assets, except in the ordinary course of business;

        (b) engage in any activity of the type sometimes referred to as "trade loading" or "channel stuffing" or in any other activity that reasonably could be expected to result in a material reduction, temporary or otherwise, in the demand for the products offered by the Business following the Closing, including sales of a product (i) with payment terms longer than terms customarily offered by Seller or any of its Subsidiaries for such product, (ii) at a greater discount from listed prices than customarily offered for such product, other than pursuant to a promotion of a nature previously used in the normal course of business of Seller and its Subsidiaries for such product, (iii) at a price that does not give effect to any previously announced general increase in the list price for such product, (iv) with shipment terms more favorable to the customer than shipment terms customarily offered by Seller and its Subsidiaries for such product, (v) in a quantity greater than the reasonable retail or wholesale (as the case may be) resale requirement of the particular customer or (vi) in conjunction with other material benefits to the customer not previously offered in the ordinary course of business to such customer;

        (c) except as otherwise expressly provided in this Agreement, waive any rights in respect of or write off any Account Receivable or fail to timely pay any account payable, except in either case other than in the ordinary course of business;

        (d) enter into any material commitment or transaction except in the ordinary course of business;

        (e) incur, create or assume any indebtedness for borrowed money or take or omit to take any action that results in an Encumbrance, other than a Permitted Encumbrance, being imposed on any asset that may be an Asset;

        (f) change (or permit to be changed) any accounting or Tax procedure or practice, make (or permit to be made) any Tax election or settle or compromise any Tax liability, in each case relating to the Business, any of the Assets or any Transferred Company;

        (g) except as otherwise expressly provided in this Agreement or for the purpose of effecting the transactions contemplated hereby, enter into, adopt, amend or terminate any Plan of the Transferred companies, increase in any manner the compensation or benefits of any officer, employee or consultant or pay or otherwise grant any benefit not required by any Plan of the Transferred Companies, or enter into any contract to do any of the foregoing, except to the extent bound by applicable law;

        (h) except as otherwise expressly provided in this Agreement or for the purpose of effecting the transactions contemplated hereby, enter into or offer to enter into or amend, terminate or waive any right under any employment or consulting arrangement with any Person or any group of Persons;

        (i) make or commit to any capital expenditures outside the ordinary course of business;

        (j) enter into, amend or terminate any contract of a type that, if in effect at the date of this Agreement, would be required to be disclosed pursuant to Section 3.17(a) or, except in the ordinary course of business, enter into, amend or terminate any other contract;

        (k) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) relating to the Business, except in the ordinary course of business;

        (l) settle or compromise any material claim, action, suit or proceeding pending or threatened against Seller, the Business or the Assets, except in the ordinary course of business or for the purpose of effecting the transactions contemplated hereby;

        (m) enter into any transaction or any contract with any Subsidiaries, except in the ordinary course of business; or

        (n) take, or agree or otherwise commit to take, any of the foregoing actions or any other action that if taken would cause any representation or warranty of Seller or the Selling Subsidiaries contained in this Agreement to be untrue or incorrect as of the date when made or as of any subsequent date (as if made as of such date) or that could prevent the satisfaction of any condition set forth in Article VI.

        Notwithstanding the foregoing, the covenants in this Section 5.1 shall not prevent Seller from disposing of part or all of its interest in the equity or assets of the ChinaWeal Group or Lenovo AI or taking any of the other actions set forth above with respect to the ChinaWeal Group or Lenovo AI.

    Section 5.2. Access to Information.

        (a) Seller shall (i) provide Purchaser and its officers, directors, employees, agents, counsel, accountants, financial advisors, consultants and other representatives (together, its "Representatives") with reasonable access, during normal business hours and upon reasonable prior notice to all personnel, officers, employees, agents, accountants, properties and facilities, of Seller, the Business, the Assets and the books and records relating to the Business and the Assets and (ii) furnish Purchaser and its Representatives with all such information and data (including copies of contracts, Plans and other books and records) concerning the Business and operations of the Business and the Assets as Purchaser or any of such Representatives reasonably may request in connection with such investigation. All such information shall be kept confidential in accordance with the terms of the confidentiality agreement, dated as of March 2, 2004, between Purchaser and Seller (the "Confidentiality Agreement"). In the event of a conflict or inconsistency between the terms of this Agreement and the Confidentiality Agreement, the terms of this Agreement will govern.

        (b) The provisions of the Confidentiality Agreement shall remain binding and in full force and effect until the Closing (or after the termination of this Agreement in accordance with Article VIII), except that the Confidentiality Agreement shall not apply to any documents prepared in connection with or proceeding before or filed with, or other disclosure made to, a Government Authority, court, arbitration tribunal or mediation service to enforce Purchaser's rights arising in connection with the termination of this Agreement. The information contained herein, in the Seller Disclosure Schedule or delivered to Purchaser or its authorized representatives pursuant hereto shall be subject to the Confidentiality Agreement as Confidential Information (as defined and subject to the exceptions contained therein) until the Closing and, for that purpose and to that extent, the terms of the Confidentiality Agreement are incorporated herein by reference. All obligations of Purchaser under the Confidentiality Agreement shall terminate simultaneously with the Closing. Except as otherwise provided herein, Seller and its Affiliates and their consultants, advisors and representatives shall treat after the date hereof as strictly confidential (unless compelled to disclose by judicial or administrative process or, in the opinion of legal counsel, by other requirements of law) the terms of this Agreement and all nonpublic, confidential or proprietary information concerning the Business, and Seller and its

Affiliates and their consultants, advisors and representatives shall not use such information to the detriment of the Business. Seller has not waived, nor will it waive any provision of any confidentiality or similar agreement that relates to any of the Business, the Assets or the Assumed Liabilities.

    Section 5.3. Reasonable Efforts.

        (a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including any and all necessary approvals of PRC Governmental Authorities. Seller and Purchaser each shall comply as promptly as practicable with any other laws of any Governmental Authority that are applicable to any of the transactions contemplated hereby or by the Transaction Documents and pursuant to which any consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority or any other Person in connection with such transactions is necessary. Seller and Purchaser shall furnish to each other such necessary information and reasonable assistance as the other may request in connection with their preparation of any filing, registration or declaration which is necessary under applicable laws. Purchaser and Seller shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Authority (or other Person regarding any of the transactions contemplated by this Agreement or the Transaction Documents) in respect of any such filing, registration or declaration, and shall comply promptly with any such inquiry or request (and, unless precluded by law, provide copies of any such communications that are in writing). The parties shall use their respective commercially reasonable efforts and take all necessary action to obtain any consent, approval, order or authorization of any Governmental Authority under United States or foreign antitrust or competition laws, necessary in connection with the transactions contemplated hereby or to resolve any objections that may be asserted by any Governmental Authority with respect to the transactions contemplated hereby. Nothing in this Agreement shall require Purchaser or its Affiliates to divest or hold separate or agree to any limitations on or other requirements in respect of the operation of any business, division or operating unit of Purchaser or any of its Affiliates, including the Business and the Assets from and after the Closing.

        (b) Subject to the terms and conditions of this Agreement, each party shall use its commercially reasonable efforts to cause the Closing to occur as promptly as practicable, including by defending against any lawsuits, actions or proceedings, judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, and seeking to have any preliminary injunction, temporary restraining order, stay or other legal restraint or prohibition entered or imposed by any court or other Governmental Authority that is not yet final and nonappealable vacated or reversed.

        (c) Purchaser and Seller each shall use commercially reasonable efforts to obtain as promptly as practicable all Permits required by law for Purchaser to conduct the Business following the Closing and to own the Assets.

        (d) Seller and Purchaser will cooperate and use their respective commercially reasonable efforts to obtain as promptly as practicable all consents, approvals and waivers required by third Persons to transfer the Assets to, or for the use of the Assets by, Purchaser in a manner that will avoid any applicable default, conflict, or termination of rights under or in respect of the Assets.

    Section 5.4. Takeover Proposals. Seller will not take, nor will Seller permit any Affiliate of Seller (or authorize or permit any officer, director, employee, investment banker, financial advisor, attorney, accountant or other Person retained by or acting for or on behalf of Seller or any such Affiliate) to take, directly or indirectly, any action to initiate, assist, solicit, receive, negotiate, participate in, facilitate, encourage or accept any offer or inquiry from any Person (a) to make any Takeover Proposal; (b) to reach any agreement or understanding (whether or not such agreement or understanding is absolute, revocable, contingent or conditional) for, or otherwise attempt to consummate, any Takeover Proposal; or (c) to furnish or cause to be furnished any information with respect to the Business or the Assets to any Person (other than as contemplated by Section 5.3) who Seller or such Affiliate (or any such Person acting for or on their behalf) knows or has reason to believe is in the process of considering a Takeover Proposal. If Seller or any such Affiliate (or any such Person acting for or on their behalf) receives from any Person (other than Purchaser or any other Person referred to in Section 5.3) any offer, inquiry or informational request referred to above, Seller will promptly advise such Person, by written notice, of the terms of this Section 5.4 and will promptly, orally and in writing, advise Purchaser of such offer, inquiry or request and deliver a copy of such notice to Purchaser. Seller will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted on or prior to the date of this Agreement with respect to any Takeover Proposal. Seller shall demand the return of any information previously furnished to others in connection with efforts to sell the Business or any of the Assets.

    Section 5.5. Notification.

        (a) From time to time prior to the Closing, Seller shall notify Purchaser in writing with respect to any matter hereafter arising or any information obtained after the date hereof that, if existing, occurring or known at or prior to the date of this Agreement, would have been required to be set forth or described in the Seller Disclosure Schedule or that is necessary to complete or correct any information in such schedule or in any representation and warranty of Seller that has been rendered inaccurate thereby. Seller shall promptly inform Purchaser of any claim by a third party that a contract has been breached, is in default, may not be renewed or that a consent would be required as a result of the transactions contemplated by this Agreement.

        (b) Seller shall give notice to Purchaser promptly after becoming aware of (i) the occurrence or non-occurrence of any event whose occurrence or non-occurrence would be likely to cause either (A) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Closing Date or (B) any condition set forth in Article VI to be unsatisfied in any material respect at any time from the date hereof to the Closing Date and (ii) any material failure of Seller, the Selling Subsidiaries, any Affiliate or any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

        (c) No notice given pursuant to this Section 5.5 shall have any effect on the representations, warranties, covenants or agreements contained in this Agreement for purposes of determining satisfaction of any condition contained herein or shall in any way limit any party's right to indemnity under
Article VII.

    Section 5.6. Use of Names. Seller agrees, for itself and its Affiliates, that from and after the Closing none of them will use the names "Han", "Han Consulting" "Han Pu" ("[Chinese characters omitted]"), "Han Pu" ("[Chinese characters omitted]") or any abbreviation of or derivation from those names or any names similar to it in any form whatsoever, including in respect of advertising and promotional materials without the prior written consent of Purchaser.

    Section 5.7. Tax Matters.

        (a) Purchaser and the Purchasing Subsidiaries shall have the right to withhold tax from amounts paid to Seller and the Selling Subsidiaries under this Agreement as required by applicable law. Purchaser or the relevant Purchasing Subsidiary shall notify Seller of the basis and amount of such withholding within a reasonable time prior to such withholding. Any amount withheld by Purchaser pursuant to applicable law shall be treated for all purposes of this Agreement as if it were paid by Purchaser (or the relevant Purchasing Subsidiary) to Seller and the Selling Subsidiaries.

        (b) All transfer, registration, stamp, documentary, sales, use, value added, business, recording, stock transfer and similar Taxes (including all applicable real estate transfer or gains Taxes and transfer Taxes) and any penalties, interest and additions to Tax in respect to such Taxes (collectively, "Transfer Taxes"), and fees incurred in connection with this Agreement or the transactions pursuant thereto shall be the responsibility of and be timely paid by Seller or Purchaser as required by applicable law. Seller and Purchaser shall cooperate in the timely making of all filings, returns, reports and forms as may be required in connection therewith.

        (c) Seller shall cause the Transferred Companies to file their Tax Returns due on or before the Closing Date and Purchaser shall cause the Transferred Companies to file their Tax Returns due after the Closing Date. All Tax Returns due on or before the Closing Date, and all Tax Returns due after the Closing Date with respect to Tax periods beginning on or before the Closing Date, shall be filed in accordance with the respective past practices of the Transferred Companies. Seller shall cause the Transferred Companies to pay all Taxes due on or before the Closing Date and shall pay to the Transferred Companies or the applicable Tax authority, as directed by Purchaser, all Taxes due after the Closing Date that relate to Tax periods ending on or before the Closing Date (or to the pre-Closing portion of Tax periods beginning on or before and ending after the Closing Date) ("Straddle Periods") provided, that Seller shall not be obligated to pay any Tax set forth as a liability on the Closing Date Balance Sheet.

        (d) Seller shall pay Purchaser an amount equal to (x) Seller's Percentage Share of all Taxes of the Transferred Companies and WTITL that
(A) relate to Tax periods ending on or before the Closing Date (or relate to the pre-Closing portion of Straddle Periods) and result directly from the transactions occurring pursuant to this Agreement or (B) result from breaches of the representations in Section 3.7 or breaches of the covenants in this Section 5.7, (y) the amount of any liability of Purchaser or its Affiliates for Taxes that are Taxes of Seller or the Selling Subsidiaries, Taxes with respect to periods ending on or before the Closing Date or to the pre-Closing portion of the Straddle Periods, Transfer Taxes, or Taxes resulting from breaches of the representations in Section 3.7 or the covenants in this Section 5.7 and
(z) liabilities, losses, costs and expenses (including, without limitation, reasonable expenses of investigation and attorneys' fees and expenses) arising out of or incident to the imposition, assessment or assertion of any Tax described in (x) or (y) (the sum of (x), (y) and (z) being referred to herein as a "Tax Loss"); provided, that Seller shall not have an indemnity obligation under this Section 5.7(d) for any Tax Loss set forth as a liability on the Closing Date Balance Sheet as finally determined under Section 2.10. For purposes of Section 5.7(c) and this Section 5.7(d), in the case of any Straddle Period, the Tax relating to the pre-Closing portion of such period shall be determined (i) in the case of any Taxes other than gross receipts, sales or use Taxes and Taxes based upon or related to income, be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on and including the Closing Date and the denominator of which is the number of days in the entire Tax period, and (ii) in the case of any Tax based upon or related to income and any gross receipts, sales or use Tax, be deemed equal to the amount which would be payable if the relevant Tax period ended on and included the Closing Date. All determinations necessary to give effect to the allocation set forth in the foregoing clause (ii) shall be made in a manner consistent with prior practices of the Transferred Companies. Seller shall make payment under this Section 5.7(d) within 15 days after receiving notice from Purchaser that Purchaser, its Affiliate, a Transferred Company or WTITL has incurred a Tax Loss. For avoidance of doubt, the limitations in Section 7.4 do not apply to this Section 5.7(d).

        (e) Purchaser shall not settle any Tax audit or similar proceeding relating to Taxes of the Transferred Companies and WTITL described in clause (x) of Section 5.7(d) without the prior written consent of Seller (not to be unreasonably withheld).

        (f) With respect to any refund of Taxes contemplated in
Section 2.2(viii), Purchaser shall pay to Seller such refund within ten Business Days of the receipt of such refund.

    Section 5.8. Non-Competition.

        (a) From the Closing and for five years thereafter, Seller will not, and will cause its Subsidiaries not to, directly or indirectly anywhere in China,
(i) engage in, own any equity interest in or invest in any business, part or all of the principal activities of which compete with the Business as conducted on the Closing Date, directly or indirectly in any manner, (ii) solicit, sell or attempt to sell software solutions or services offered by the Business as conducted on the Closing Date, (iii) disclose any confidential or non-public information regarding the Business or the Assets to any third party or provided, however, that notwithstanding the foregoing (A) the prohibition on ownership of direct or indirect interest in a competing business in this Section 5.8 (a) shall not apply to Seller's or its Subsidiaries' current equity ownership in the companies set forth in Section 5.8(a) of the Seller Disclosure Schedule as of the date hereof, (B) Seller and its Subsidiaries may own, directly or indirectly, solely as an investment, securities of any Person that are traded on any internationally-recognized securities exchange if Seller (alone or collectively with its Subsidiaries) (1) is not a controlling Person of, or a member of a group that controls such Person and (2) does not, directly or indirectly, own ten percent or more of any class of securities of such Person,
(C) nothing in the foregoing clauses shall be construed to prohibit Seller or its Subsidiaries from engaging in repair, maintenance, technical support or general after sales services in connection with any of Seller's business as conducted on the Closing Date other than the Business and this Section 5.8(a) shall not apply to the Telecommunications Applications Services Division as operated as of the date hereof by the ChinaWeal Group or the Insurance IT Services Division operated as of the date hereof by Lenovo AI, and (D) this clause shall not be construed to prohibit Seller's continued employment of the Seconded Employees. With respect to the Telecommunications Applications Services Division of the ChinaWeal Group, Seller agrees that as long as the ChinaWeal Group is, directly or indirectly, a Subsidiary of Seller, in the event there are any activities that would constitute direct or indirect competition between the ChinaWeal Group and any businesses conducted by Purchaser, Seller shall engage in good faith discussions with Purchaser and use reasonable efforts to minimize or avoid such competition.

        (b) From the Closing and for two years thereafter, Seller will not, and will cause its Subsidiaries not to, directly or indirectly solicit or encourage to leave, employ or contract, or offer to employ or contract, any person who is (or was, to Seller's knowledge after reasonable inquiry, during the previous
12 months) an employee of the Business (or any successor) or who is (or was during the previous 12 months) hired by Purchaser in connection with the transactions contemplated hereby.

        (c) The parties hereto recognize that the laws and public policies of China, the various states of the United States, and various other jurisdictions may differ as to the validity and enforceability of covenants similar to those set forth in this Section. It is the intention of the parties that the provisions of this Section be enforced to the fullest extent permissible under the laws and policies of each jurisdiction in which enforcement may be sought, and that the unenforceability (or the modification to conform to such laws or policies) of any provisions of this Section shall not render unenforceable, or impair, the remainder of the provisions of this Section. Accordingly, if any provision of this Section shall be determined to be invalid or unenforceable, such invalidity or unenforceability shall be deemed to apply only with respect to the operation of such provision in the particular jurisdiction in which such determination is made and not with respect to any other provision or jurisdiction.

        (d) The parties to this Agreement acknowledge and agree that any remedy at law for any breach of the provisions of this Section would be inadequate, and Seller hereby consents to the granting by any court of an injunction or other equitable relief, without the necessity of actual monetary loss being proved, in order that the breach or threatened breach of such provisions may be effectively restrained. Notwithstanding the foregoing, this paragraph shall not apply to the last sentence of Section 5.8(a) above.

    Section 5.9. Assignment of Contracts and Rights. Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any Asset or any claim or right or any benefit arising thereunder or resulting therefrom if such assignment, without the consent of a third Person, would constitute a breach or other contravention of such Asset or in any way adversely affect the rights of Purchaser or Seller or its Affiliates thereunder. Seller and Purchaser will use their commercially reasonable efforts (but without any payment of money by any of them) to obtain the consent of such Persons in respect of any such Asset or any claim or right or any benefit arising thereunder for the assignment thereto to Purchaser (or a Purchasing Subsidiary designated by Purchaser) as Purchaser may request. If such consent is not obtained, or if an attempted assignment thereof would be ineffective or would adversely affect the rights of Seller or its Affiliates hereunder so that Purchaser would not in fact receive all such rights, Seller and Purchaser will cooperate in a mutually agreeable arrangement pursuant to which Purchaser (or a Purchasing Subsidiary designated by Purchaser) would obtain the benefits and assume the obligations thereunder in accordance with this Agreement, including sub-contracting, sub-licensing or sub-leasing to Purchaser (or a Purchasing Subsidiary designated by Purchaser), or under which Seller or its Affiliates would enforce for the benefit of Purchaser, with Purchaser assuming Seller's or its Affiliates' obligations, any and all rights of Seller or its Affiliates against a third party thereto. Seller will promptly pay to Purchaser when received all monies received by Seller or its Affiliates under any Asset or any claim or right or any benefit arising thereunder, and Seller and Purchaser shall continue to cooperate and use all commercially reasonable efforts to obtain such consent and to provide Purchaser with all such rights shall continue to use all reasonable efforts to obtain such consent. Nothing in this Section 5.9 shall affect Purchaser's other rights under this Agreement and shall not affect the conditions to Purchaser's obligation to close. The provisions of this Section
5.9 shall not limit, modify or otherwise affect any representation or warranty of the Selling Subsidiaries or Seller under this Agreement.

    Section 5.10. Insurance Coverage. If any of the insurance policies listed on
Section 3.16 of the Seller Disclosure Schedule cannot be assigned to Purchaser on the date hereof, at Purchaser's request, before or after the date hereof, Seller shall have Purchaser named as an additional insured, as its interest may appear, on all current insurance policies maintained by Seller covering time periods beginning prior to the date hereof and extending beyond the date hereof, until the expiration date of such policy or policies. With respect to any Assumed Liabilities and Purchaser's indemnification obligations pursuant to
Section 7.3 or any other liabilities to which Purchaser may become subject for pre-Closing occurrences, in each case to the extent such liabilities may be covered by insurance maintained by Seller or as to which Seller is additional insured, Seller agrees to prosecute diligently any insurance claims that may be asserted in respect thereof and to promptly notify Purchaser of the assertion of each such claim. From and after the date of this Agreement, if Seller recovers insurance proceeds in respect of any amounts in respect of the liabilities described in the preceding sentence, Seller shall promptly remit such proceeds to Purchaser and Purchaser shall pay such liabilities with such proceeds.

    Section 5.11. Employee Matters.

        (a) As promptly as practicable, and in no event more than five Business Days after the date hereof, Seller shall use its best efforts to make available to Purchaser all employees listed on Section 3.9(a) of the Seller Disclosure Schedule and any related employee records for the purposes of interviewing and, if desired by Purchaser, hiring. The list of the employees to whom Purchaser intends to extend an offer of employment is set forth in Section 5.11(a) of the Seller Disclosure Schedule. Any offers of employment shall be at such salary or wage and benefit levels and on such other terms and conditions generally consistent with those previously provided to such employees by Seller or any of its Affiliates, as the case may be; provided that to the extent that service is relevant for eligibility and vesting (and solely for purposes of calculating entitlement to vacation and sick days and benefit accruals) under any Plan established or maintained by Purchaser or any Purchasing Subsidiary for the benefit of the Transferred Employees, such Plan shall credit such Transferred Employees for service on or prior to Closing with Seller or any of its Affiliates. The employees who accept and commence employment with Purchaser are collectively referred to as the "Transferred Employees". Seller or its Affiliates, as the case may be, shall, as of the Closing, release each of the Transferred Employees from any employment obligations that such employee may have to Seller or its Affiliates. Seller will not take, and will cause each of its Affiliates not to take, any action that would impede, hinder, interfere or otherwise compete with Purchaser's effort to hire any Transferred Employees. Purchaser shall not assume any responsibility for any Transferred Employee until such employee commences employment with Purchaser.

        (b) Seller shall use its reasonable best efforts to assist Purchaser in securing an employment agreement for each of the employees of Seller listed on
Section 5.11(a) of the Seller Disclosure Schedule. If any such employee declines the offer of employment from Purchaser (or any Purchasing Subsidiary), Seller and its Affiliates agree not to offer any form of employment (full-time, part-time or on an agency basis) to such employee for a period of two years following the Closing Date.

        (c) Seller agrees to assign the R&D Employees (the "Seconded Employees") to Purchaser (or any Subsidiary of Purchaser) for a period of nine months following the Closing Date The Seconded Employees shall remain at the research and development facilities of Seller and shall have full access to use such facilities for the purpose of performing any research or development projects in connection with the Non-Telecommunications Business as may be requested by Purchaser (or one or more of its Purchasing Subsidiaries). The Seconded Employees shall also provide training for employees of Purchaser in relevant aspects of their research and development activities for the Security Services Division and be responsible for doing the necessary research and development work to support the Purchaser's application for security licenses. Seller shall continue to pay each Seconded Employee their respective base compensation and benefits, consistent with past practice, during the period of assignment and shall deliver detailed and itemized invoices to Purchaser on a monthly basis for reimbursement of such salaries and benefits, along with reasonable out of pocket variable costs and expenses related to the research performed by such Seconded Employees solely for the benefit of the Non-Telecommunications Business during the secondment. Seller shall provide Purchaser prior to the Closing Date with the three month payroll records related to the Seconded Employees for purposes of verifying the salary and benefits to be paid during the secondment. Sellers agrees that Purchaser shall be responsible to pay any performance-based compensation to the Seconded Employees during such period and Seller shall not make any such payments to the Seconded Employees. Seller agrees not to terminate any Seconded Employee (which shall not include an employee's voluntary separation or resignation) prior to the end of the assignment without the advance written consent of Purchaser.

        (d) On or after the Closing, Seller shall take all actions reasonably requested by Purchaser to transfer the registration of the Transferred Employees' social insurance entitlements pursuant to the Shehui Baoxianfei Zhengjiao Zanxing Banfa or other relevant laws or regulations of the PRC, and to reflect their status as employees of Purchaser or its Affiliate in the records of the Beijing Social Security Fund Center or other relevant authorities.

        (e) The parties agree to furnish each other with such information concerning employees and employee benefit plans, and to take all such other action, as is necessary and appropriate to effect the transactions contemplated by this Agreement and to cooperate with each other in addressing inquiries from employees.

        (f) Seller shall have, as of the Closing, paid all Accrued Salaries and Bonuses of each of the Transferred Employees.

        (g) Seller shall have, as of the Closing Date, established a equity compensation program (the "Equity Compensation Program") with certain of the Transferred Employees (collectively, the "Eligible Employees") whereby the Eligible Employees are entitled to acquire the Initial Shares from Seller. The Equity Compensation Program shall (1) provide that such shares are subject to a Lock-Up for a period of two years following the Closing Date and (2) include as Eligible Employees certain of the Key Employees who become Transferred Employees on the Closing Date, with their names and the number of Initial Shares to be made available to each such Eligible Employee under the Equity Compensation Program set forth in a list attached thereto.

        (h) Seller agrees that neither Purchaser nor any Purchasing Subsidiary shall be liable to any Transferred Employee or other employee of Seller for any stock options or other equity incentives awarded to such employees under any Plan of Seller or its Affiliates, as the case may be, whether or not such stock options are vested or exercisable on the Closing Date. In the event any Transferred Employees are unable to retain any such options or awards, or Seller is otherwise unable to reach an agreement with such employees concerning such employee's reimbursement for loss of any such awards in connection with the transactions contemplated by this Agreement, or in the event Purchaser is required under applicable law or regulation or under the terms of any Plan to grant new stock options or equity incentives to any of the Transferred Employees or any other past or present employees of the Business or Seller as a result of the transactions contemplated by this Agreement, Seller shall indemnify and hold harmless Purchaser for all expenses (including expenses representing the option value of any new options) granted by Purchaser. For avoidance of doubt, the foregoing indemnification is not limited by Section 7.4.

    Section 5.12. Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release acceptable to Purchaser and Seller. Until the Closing, neither Purchaser nor Seller nor any of their respective Affiliates shall issue or cause the dissemination of any press release or other public announcements or statements with respect to this Agreement or the transactions contemplated hereby without the consent of the other party, which consent will not be unreasonably withheld, except as may be required by law or by any listing agreement with an internationally-recognized securities exchange or trading market (and in such case shall use all reasonable efforts to consult the other party prior to such release or statement).

    Section 5.13. Further Assurances; Post-Closing Cooperation.

        (a) From time to time after the Closing, without additional consideration, each of the parties hereto will (or, if appropriate, cause their Affiliates to) execute and deliver such further instruments and take such other action as may be necessary to make effective the transactions contemplated by this Agreement and the Transaction Documents. If any party to this Agreement shall following the Closing have in its possession any asset or right that under this Agreement should have been delivered to the other, such party shall promptly deliver such asset or right to the other.

        (b) Seller, on behalf of itself and its Affiliates, hereby constitutes and appoints, effective as of the Closing Date, Purchaser and its successors and assigns as the true and lawful attorney of Seller or its Affiliates, as applicable, with full power of substitution in the name of Purchaser, or in the name of Seller or its Affiliates, as applicable, but for the benefit of Purchaser, (i) to collect for the account of Purchaser any items of Assets and
(ii) to institute and prosecute all proceedings that Purchaser may in its sole discretion deem proper to assert or enforce any right, title or interest in, to or under the Assets, and to defend or compromise any and all actions, suits or proceedings in respect of the Assets. Purchaser shall be entitled to retain for its own account any amounts collected pursuant to the foregoing powers, including any amounts payable as interest in respect thereof.

        (c) Following the Closing, Seller will afford Purchaser and its Representatives (i) such access as Purchaser may reasonably request to all books, records and other data and information, including any information from employees of Seller and its Affiliates, relating to the Business, the Assets, the Excluded Assets, the Assumed Liabilities and the Excluded Liabilities to the extent necessary or useful for Purchaser in connection with any dispute or litigation or any other reasonable business purpose relating to the Business; and (ii) the right to make copies and extracts therefrom, provided that any such access by Purchaser shall not unreasonably interfere with the conduct of the business of Seller, and Purchaser shall bear all of the out-of-pocket costs and expenses (including attorneys' fees) relating thereto. Further, each party agrees for a period extending seven years after the Closing Date not to destroy or otherwise dispose of any such books, records and other data unless such party shall first offer in writing to surrender such books, records and other data to the other party and such other party shall not agree in writing to take possession thereof during the ten-day period after such offer is made.

        (d) Following the Closing, Purchaser may receive and open all mail addressed to Seller or the Selling Subsidiaries and deal with the contents thereof in its discretion to the extent that such mail and the contents thereof relate to the Business (other than the Telecommunications Applications Services Division or the Insurance IT Services Division). Purchaser agrees to deliver or cause to be delivered to Seller all mail received by Purchaser after the Closing addressed to Seller or any of its respective Affiliates that does not relate to the Business.

    Section 5.14. Transitional Services. Pursuant to the Transitional Services Agreement, Seller or its Affiliates shall provide such transition services as Purchaser may reasonably request. Such services shall (i) include the use of office facilities shared between the Business and Seller or its Affiliates and any services provided by Seller or its Affiliates to the Business, (ii) be performed in a prompt and commercially reasonable manner and (iii) be provided at a fee consistent with Seller's past practices regarding allocation of overhead to the Business prior to the date hereof. Pursuant to the Transitional Services Agreement, Seller (or an Affiliate of Seller) shall make available to Purchaser (or an Affiliate of Purchaser) any Real Property Purchaser reasonably requests to use in connection with the ongoing operation of the Business, including the Real Property currently used by the Business at No.6 Chuang Ye Road, Haidian District, Beijing, China (the "Beijing Office Space"). The Transitional Services Agreement shall provide for Purchaser's (or its Affiliate's) continued use of the Beijing Office Space after the Closing Date for a period of six months following the Closing Date at the same cost per square meter as set forth under Purchaser's current lease agreement for its office space located at 4/F, Zhongdian Tower, No.6 Zhongguancun, South Street, Haidian District, Beijing, China. All other Real Property shall be made available to Purchaser (1) in the case of Real Property owned by Seller or its Subsidiaries, on the basis of Seller's past practices regarding allocation of overhead to the Business prior to the date hereof and (2) in the case of Real Property leased from a third party, under the same terms and conditions as set forth under the lease agreement with such third party. The Transitional Services Agreement shall otherwise be on terms and conditions reasonably satisfactory to Purchaser. The term of the Transitional Services Agreement shall be longer of
(A) six months and (B) the period reasonably required for

Purchaser to obtain alternative facilities and services (which in no event shall be more than twelve months), and shall be subject to earlier termination at the option of Purchaser upon reasonable notice.

    Section 5.15. Representation on Purchaser's Board. As soon as practicable following the Closing Date, Purchaser agrees to appoint a representative of Seller to the Board of Directors of Purchaser and shall nominate and recommend to the stockholders the election of such nominee, or a replacement reasonably acceptable to Purchaser, to the Board of Directors at each subsequent annual meeting during the time which Seller continues to hold at least 80% of all of the Conversion Shares.

    Section 5.16. Minority Interest in Han Consulting. After the date of this Agreement and in no event later than the Closing Date, Seller and Purchaser shall use their reasonable best efforts to cause the minority shareholders of Han Consulting to appoint Seller as their attorney-in-fact, on their behalf and in their name or otherwise, to sell their aggregate 49% equity interest in Han Consulting (the "Han Minority Interest") to Purchaser (or a Purchasing Subsidiary designated by Purchaser) for consideration of not more than RMB13,000,000 in cash. In the event Purchaser and Seller are unable to effectuate the foregoing, Seller shall transfer all of its rights and benefits but not its obligations under the Han Loan Agreement and the Floating Charge to Purchaser (or a Purchasing Subsidiary designated by Purchaser) for no additional consideration at or prior to Closing. For the avoidance of doubt, the foregoing shall be the sole remedy for Purchaser in the event Purchaser and Seller are unable to effectuate Purchaser's acquisition of the Han Minority Interest prior to Closing.

    Section 5.17. Lock-Up; Registration Rights Agreement.

        (a) In respect of the Conversion Shares issuable or deliverable upon conversion of the Note, neither Seller nor any of its Subsidiaries (1) will offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, or reduce its economic risks with regard to, any Conversion Share, any options or warrants convertible or exercisable into Conversion Shares, or any other securities convertible into, exchangeable for or that represent the right to receive the Conversion Shares (except for transfer into and out of the Escrow Account pursuant to and in accordance with the Escrow Agreement) or (2) engage in any hedging or other transaction that is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Conversion Shares, including any short sale or any purchase, sale or grant of any right (including any put or call option) with respect to any of the Conversion Shares or with respect to any security that includes, relates to, or derives any part of its value from the Conversion Shares (the "Lock-Up"). The term of the Lock-Up shall commence on the Closing Date and end on (i) the fifth anniversary of the Closing Date with respect to Conversion Shares representing 5% of the total issued and outstanding AsiaInfo Shares as of the Conversion Date, after giving effect to such conversion (the "Five Year Lock-Up Shares") and (ii) the second anniversary of the Closing Date with respect to the remaining Conversion Shares, if any. Notwithstanding the foregoing, in the event that Purchaser enters into a merger, consolidation or acquisition with a competitor of Seller in the business of manufacturing and distributing personal computers and mobile phone handsets whereby such competitor acquires control of Purchaser (a "Seller Competitor Acquisition"), Seller shall be automatically released from this provisions of this
Section 5.17(a). For the purpose of this section, "control" means beneficial ownership of more than 20% of the outstanding securities of Purchaser or the right to appoint more than one half of the members of the Purchaser's board of directors.

        (b) Prior to Closing, Purchaser and Seller will enter into a registration rights agreement (the "Registration Rights Agreement") providing, among other things, that once the Conversion Shares have been released from the Lock-Up restrictions in Section 5.17(a), Seller may, on not more than two occasions, require Purchaser to register the public sale of part or all of the Conversion Shares on Form S-3 or a similar short form registration statement. The Registration Rights Agreement will also provide

Seller with "piggy-back registration rights" for a reasonable period following the termination of, or release from, the lock-up. In addition, in the event Purchaser elects to make the Earn-out Payment, if any, in AsiaInfo Shares, the Registration Rights Agreement will provide Seller with one demand registration on Form S-3 in respect of such AsiaInfo Shares. The Registration Rights Agreement will include other customary and commercially reasonable terms and conditions including reasonable "cut-backs", "blackouts" and "market stand-off" provisions as are typically included in market standard registration rights agreements.

    Section 5.18. [RESERVED]

    Section 5.19. Operation of Business Post-Closing.

        (a) Following the Closing and for a period of not less than two years thereafter, Purchaser shall operate and manage its Non-Telecommunications Business as an independent division of Purchaser pursuant to the memorandum relating to the post-closing operation of the Non-Telecommunications Business, a copy of which is set forth in Section 5.19 of the Seller Disclosure Schedule. Purchaser agrees that it will not modify the terms of such memorandum or operate the Business other than as an independent division of Purchaser without the consent of Seller.

        (b) Seller shall execute and deliver, and shall procure that any relevant Selling Subsidiaries or other Subsidiaries of Seller execute and deliver, a Trademark License Agreement with Purchaser on the Closing Date in form and substance reasonably acceptable to the parties (the "Trademark License Agreement"). The Trademark License Agreement shall provide for the use by Purchaser and/or one or more Purchasing Subsidiaries engaged principally in Purchaser's Non-Telecommunications Business of the Lenovo Trademarks on any products and/or services offered, provided, manufactured and/or distributed by Purchaser's Non-Telecommunications Business on a co-branded basis with logos and brandnames used or held for use by Purchaser prior to the Closing Date, including use of the brandname "Lenovo-AsiaInfo" (or "[Chinese characters omitted]" in Chinese). The Trademark License Agreement will also provide for Purchaser's use of the Lenovo Trademarks on a stand-alone basis in connection with products of the Security Services Division for a period of six months following the Closing Date for transitional purposes. After the Closing, Purchaser shall operate the Non-Telecommunications Business under the name "Lenovo-AsiaInfo" (or "[Chinese characters omitted]" in Chinese). Following the Closing, Purchaser shall use the Chinese name "[Chinese characters omitted]" as the name of the parent, listed company, AsiaInfo Holdings, Inc., or any successor corporation, whenever the name of such company is translated into Chinese. The Trademark License Agreement shall have a minimum term of five years (the "Initial Term"). Following the expiration of the Initial Term, Seller shall have the right to terminate the Trademark License Agreement by giving two years' prior written notice to Purchaser and the Purchasing Subsidiaries at any time Seller holds a number of AsiaInfo Shares less than the number of Five Year Lock-Up Shares. Notwithstanding the foregoing, the Trademark License Agreement shall be terminable by Seller at any time by giving two years' prior notice to Purchaser in the event of a Seller Competitor Acquisition.

    Section 5.20. Security Business Permits. Seller shall and shall cause LHL and its other Affiliates to use their best efforts to assist Purchaser (or an Affiliate of Purchaser designated by Purchaser) in obtaining from, or being granted by, the relevant PRC Governmental Authorities, new Business Permits in each of the seven categories of Security Business Permits set forth in
Section 7.2(b). To the extent that any one or more of such Security Business Permit is not obtained by Purchaser within the relevant time periods specified in Section 7.2(b), Purchaser shall be entitled to the indemnity payments set out in Section 7.2(b). For avoidance of doubt, Seller shall have no obligation to ensure that such Business Permits are maintained by Purchaser for any period of time.

    Section 5.21. Firewall Products. Pursuant to the Procurement Agreement, Seller shall continue to manufacture the Firewall Products for Purchaser (or a Purchasing Subsidiary designated by Purchaser) and provide after sales services to the customers of such Firewall Products under similar terms and conditions as currently enjoyed by LCSTSL for a period of time to be agreed upon by the parties, which shall not be less than two years.

    Section 5.22. Intellectual Property. Following the date hereof and prior to the Closing Date, Seller and Purchaser shall engage in good faith negotiations to agree upon a schedule of Intellectual Property (other than the Lenovo Trademarks) used or held for use in the Business (other than the Telecommunications Applications Services Division or the Insurance IT Services Division) that, because of its use primarily in connection with other business segments of Seller, will not be transferred to Purchaser but instead will be licensed on a perpetual, royalty-free basis to Purchaser (with rights of sub-license as part of the ordinary course of business) (the "Excluded Intellectual Property"). Seller shall execute and deliver, and shall procure that any relevant Seller Subsidiaries execute and deliver, a technology license agreement (the "Technology License Agreement") in form and substance reasonably satisfactory to Purchaser, regarding Purchaser's perpetual, royalty-free use of the Excluded Intellectual Property.

    Section 5.23. Initial Shares and Conversion Shares. Purchaser shall take all such actions as are necessary in order to ensure that each of (i) the Initial Shares to be issued or delivered on the Closing Date and (ii) the Conversion Shares issuable or deliverable on the Conversion Dates, shall each be either (a) in case of new AsiaInfo Shares, validly issued, fully paid and nonassessable or
(b) in the case of the delivery of AsiaInfo Shares held by Purchaser as treasury stock or otherwise, validly transferred, free and clear of all Encumbrances and, in each case, shall rank pari passu with all other AsiaInfo Shares.

                                   ARTICLE VI

                                   CONDITIONS

    Section 6.1. Conditions to Each Party's Obligations. The respective obligations of each party to effect the Closing are subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

        (a) All necessary consents and approvals of any Governmental Authority required for the consummation of the transactions contemplated by this Agreement or any other Transaction Document shall have been obtained.

        (b) No statute, rule, regulation, order, decree or injunction shall have been enacted, entered, promulgated or enforced by a Governmental Authority that prohibits the consummation of the transactions contemplated by this Agreement or any other Transaction Document shall be in effect.

    Section 6.2. Conditions to Purchaser's Obligations. The obligations of Purchaser to effect the Closing are further subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

        (a) Each of the representations and warranties made by Seller in this Agreement that is qualified by reference to materiality or Business Material Adverse Effect shall be true and correct, and each of the other representations and warranties made by Seller in this Agreement shall by true and correct in all material respects, in each case as of the date of this Agreement and at and as of the Closing Date as if made on that date (except in any case that representations and warranties that expressly speak as of a specified date or time need only be true and correct as of such specified date or time).

        (b) Seller shall have performed and complied in all material respects with each agreement, covenant and obligation required by this Agreement to be so performed or complied with by Seller at or before the Closing.

        (c) Since the date of this Agreement, no event, circumstance or change shall have occurred, that individually or in the aggregate with one or more other events, circumstances or changes, have had or reasonably could be expected to have, a Seller Material Adverse Effect or a Business Material Adverse Effect.

        (d) All consents or approvals listed in Section 6.2(d) of the Seller Disclosure Schedule, and any other consents or approvals the absence of which would have a Business Material Adverse Effect, shall have been obtained and Purchaser shall have received copies of such consents in form and substance satisfactory to Purchaser.

        (e) Seller shall have delivered to Purchaser a certificate, dated the Closing Date and duly executed by the Chief Executive Officer of Seller, in form and substance satisfactory to Purchaser, to the effect of (a) - (d) above.

        (f) At least 60% of the employees listed on Section 5.11(a) of the Seller Disclosure Schedule shall have executed and delivered employment agreements in form and substance satisfactory to Seller and (ii) at least 85% of the key employees listed on Section 6.2(f) of the Seller Disclosure Schedule (the "Key Employees") shall have executed and delivered employment agreements with Purchaser or its Affiliates in form and substance satisfactory to Purchaser; provided, however, that the terms and conditions of employment reflected in such agreements shall be no less favorable than the terms and conditions currently enjoyed by such employees with Seller or any of its Subsidiaries, as the case may be.

        (g) Purchaser shall have received a legal opinion of Tian Yuan Law Firm, PRC counsel to Seller, substantially in the form and substance as set forth in Exhibit D.

        (h) Either (1) Seller shall have delivered to Purchaser share certificates representing all of the ordinary shares of Han Consulting, duly endorsed in blank or in the name of Purchaser or a Purchasing Subsidiary designated by Purchaser or (2) Seller shall have delivered to Purchaser share certificates representing 51% of the ordinary shares of Han Consulting and Seller and Han Consulting shall have executed and delivered to Purchaser an assignment agreement ("Assignment Agreement") in form and substance reasonably satisfactory to Purchaser and Seller, assigning any and all of the right, title and interest of Seller or its Affiliates in the Floating Charge, the Han Loan Agreement and all outstanding loans thereunder to Purchaser (or a Purchasing Subsidiary designated by Purchaser).

        (i) Seller shall have executed and delivered the Bill of Sale.

        (j) Seller shall have executed and delivered any other assignment agreements, equity transfer agreements or other instruments or documents in the Chinese language collectively, (the "Onshore Transfer Agreements") as may be required by MOFCOM or as may be reasonably requested by Purchaser in order to complete the transfer of the Assets and/or the Transferred Companies to Purchaser and the Purchasing Subsidiaries hereunder in accordance with PRC laws and regulations.

        (k) Seller shall have executed and delivered to Purchaser an Assignment Agreement.

        (l) Seller shall have executed and delivered to Purchaser the Transitional Services Agreement.

        (m) Seller shall have executed and delivered to Purchaser the Trademark License Agreement.

        (n) Seller shall have executed and delivered to Purchaser the Technology License Agreement.

        (o) A certificate of approval from the relevant PRC regulatory authorities shall have been received by Purchaser approving the transfer of the respective equity interests held by LML and LBL in LCSTSL to Purchaser and/or one or more Purchasing Subsidiaries designated by Purchaser.

        (p) LCSTSL's Information System Integration Qualification (A level) shall have been renewed by the Ministry of Information Industry of PRC.

        (q) Purchaser shall have completed its legal due diligence investigation and review of the Business, and the results of such investigation and review (including with respect to the Assets, Assumed Liabilities, Outstanding Customer Contracts, Business and business prospects) shall be satisfactory to Purchaser in its reasonable discretion; provided that in the event Purchaser's legal due diligence investigation reveals any aspects of the Business that Purchaser reasonably determines are not satisfactory and consistent with the representations, warranties and other provisions of this Agreement, Purchaser, prior to exercising any other rights or remedies under this Agreement, shall first offer to engage in good faith negotiations with Seller to modify the terms of this Agreement, through additional indemnifications or otherwise to be agreed upon by both parties, in order to reasonably address the matters revealed during due diligence. For purposes of the forgoing, the parties acknowledge that issues arising in Purchaser's legal due diligence relating to or arising out of the Security Business Permits will not be deemed to be a basis for further indemnifications or modifications of this Agreement provided the parties abide by their respective obligations set forth in Sections 5.20 and 7.2(b).

        (r) Such members of the boards of directors and such officers of each of the Transferred Companies as are designated in a written notice delivered at least two Business Days prior to the Closing Date by Purchaser to Seller shall have tendered, effective at Closing, their resignations as such directors and officers.

        (s) Seller and its relevant Affiliates shall have executed and delivered to Purchaser the Procurement Agreement.

    Section 6.3. Conditions to Seller's Obligations. The obligations of Seller and Selling Subsidiaries to effect the Closing are further subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

        (a) Each of the representations and warranties made by Purchaser in this Agreement that is qualified by reference to materiality or Purchaser Material Adverse Effect shall be true and correct, and each of the other representations and warranties made by Purchaser in this Agreement shall by true and correct in all material respects, in each case as of the date of this Agreement and at and as of the Closing Date as if made on that date (except in any case that representations and warranties that expressly speak as of a specified date or time need only be true and correct as of such specified date or time).

        (b) Purchaser shall have performed and complied with, in all material respects, each agreement, covenant and obligation required by this Agreement to be so performed or complied with by Purchaser at or before the Closing.

        (c) Purchaser shall have delivered to Seller a certificate, dated the Closing Date and duly executed by Purchaser's Chief Executive Officer, in form and substance reasonably satisfactory to Seller, to the effect of (a) and (b) above.

                                   ARTICLE VII

                            SURVIVAL; INDEMNIFICATION

    Section 7.1. Survival of Representations, Warranties, Covenants and Agreements.

        (a) The representations and warranties of Seller, the Selling Subsidiaries and Purchaser contained in this Agreement will survive the Closing
(a) until the fifth anniversary of the Closing Date in case of Section 3.7 and
(b) until the second anniversary of the Closing Date in the case of all other representations and warranties; provided, however, that any representation, warranty that would otherwise terminate in accordance with clause (a) or (b) above will continue to survive if an Indemnity Notice shall have been given under this Article VII on or prior to the date on which it otherwise would terminate, until the related claim for indemnification has been satisfied or otherwise resolved as provided in this Article VII. Except as otherwise expressly provided in this Agreement, each covenant hereunder shall survive without limit.

        (b) For purposes of this Agreement, a party's representations and warranties shall be deemed to include, with respect to Seller, the Seller Disclosure Schedule, and all other documents or certificates delivered by or on behalf of such party in connection with this Agreement. No party's rights hereunder (including rights under this Article VII) shall be affected by any investigation conducted by or any knowledge acquired (or capable of being acquired) by such party at any time, whether before or after the execution or delivery of this Agreement or the Closing, or by the waiver of any condition to Closing.

    Section 7.2. Indemnification of Purchaser.

        (a) Seller shall indemnify and hold harmless Purchaser, its Affiliates and their respective successors shareholders, officers, directors, employees and agents (collectively, the "Purchaser Indemnified Parties") from and against any and all Losses that may be asserted against or paid, suffered or incurred by any Purchaser Indemnified Party that arise out of, result from, are based upon or relate to:

                (i) any inaccuracy in or any breach of, as of the date of this Agreement or the Closing Date, any representation and warranty made by Seller in this Agreement, in any of the Transaction Documents or in any document or other paper delivered by Seller pursuant to this Agreement; provided, however, that if any such representation or warranty (other than the representation and warranty contained in Section 3.5(a)) is qualified in any respect by knowledge, materiality or Business Material Adverse Effect, for purposes of this clause (i) such knowledge, materiality or Business Material Adverse Effect qualification will in all respects be ignored;

                (ii) any failure by Seller to duly and timely perform or fulfill any of its covenants or agreements required to be performed by Seller under this Agreement, the Transaction Documents or any document or other paper delivered by Seller pursuant to this Agreement; and

                (iii) any Excluded Liability.

        (b) Seller shall indemnify and hold harmless Purchaser if, notwithstanding Seller's efforts pursuant to Section 5.20, Purchaser or an Affiliate of Purchaser is unable to obtain the following Business Permits (the "Security Business Permits") within 270 days, with respect to each of the categories in (i) to (v) below, and within 540 days, with respect to each of the categories in (vi) and (vii) below, in each case, following the Closing Date:

                (i) Sales License of Specialized Products for Computer Information System Security ([Chinese characters omitted]), issued by the Public Information Network Security Monitoring Bureau of Ministry of Public Security ([Chinese characters omitted]);

                (ii) Product Model Certificate of China Information Security Products Assessment and Certification Centre [Chinese characters omitted], issued by China Information Security Products Assessment and Certification Centre ([Chinese characters omitted]);

                (iii) Secret-related Information System Product Test and Examination Certificate or New Product Assessment Certificate ([Chinese characters omitted]), issued by the Secret-related Information System Security and Confidentiality Assessment Centre of the National Administration for Protection of State Secrets ([Chinese characters omitted]);

                (iv) Military Information Security Product Certification Certificate ([Chinese characters omitted]), issued by Information Security Assessment and Certification Centre of the PLA of China ([Chinese characters omitted]);

                (v) Software Enterprise Certificate and Software Product Copyright Certificate ([Chinese characters omitted]), issued by the Ministry of Information Industry, the Ministry of Science and Technology and China Software Industry Association ([Chinese characters omitted]);

                (vi) Certificate of Designated Unit for Production of Commercial Crypto-Goods ([Chinese characters omitted]), Sales License for Commercial Crypto-Goods ([Chinese characters omitted]) and a product certification substantially similar to the SJW44 Network Cryptographic Facility Identification Certificate (SJW44 [Chinese characters omitted]) for a similar product of the Security Services Division, each issued by the General Office of the State Cipher Administration Committee ([Chinese characters omitted]); and

                (vii) Computer Information System Integration Concerning State Secrets Qualification Certificate ([Chinese characters omitted]), issued by the National Administration for Protection of State Secrets ([Chinese characters omitted]).

    Seller and Purchaser acknowledge that Purchaser's actual losses for failure to obtain the Security Business Permits are not likely to be readily quantifiable and, accordingly agree that Seller's liability for Purchaser's not obtaining one or more of the Security Business Permits in each of the categories in (i) to (v), within 270 days from the Closing Date, shall be RMB4,000,000 for each such category, and in each of the categories in (vi) and (vii), within 540 days from the Closing Date, shall be RMB15,000,000 for each such category. Notwithstanding anything to the contrary in this Agreement, the provisions of this Section 7.2(b) shall be Purchaser's exclusive remedy for Seller's breach of its obligations under Section 5.20 or for any other Losses arising out of or relating to Seller's representation or warranties concerning the LHL Security Business Permits.

    Section 7.3. Indemnification of Seller. Purchaser shall indemnify and hold harmless Seller, its Affiliates, and their respective shareholders, officers, directors, employees and agents (collectively the "Seller Indemnified Parties") from and against any and all Losses that may be asserted against, or paid, suffered or incurred by any Seller Indemnified Party that arise out of, result from, are based upon or relate to:

        (a) the inaccuracy, as of the date of this Agreement or the Closing Date, of any representation or warranty made by Purchaser in this Agreement; provided, however, that if any such representation or warranty is qualified in any respect by materiality, for purposes of this paragraph such materiality qualification will in all respects be ignored;

        (b) any failure by Purchaser to perform or fulfill any of its covenants or agreements required to be performed by Purchaser under this Agreement; and

        (c) any Assumed Liability.

    Section 7.4. Limitations. The maximum liability of Seller under clause (a) of Section 7.2 shall not exceed RMB50,000,000 in the aggregate (the "Indemnity Amount"). The maximum liability of Seller for any accounts receivable, notes receivable or other receivables reflected on the Closing Date Balance Sheet that are not fully collected after the Closing Date in the ordinary course, net of the amount provided therefore in the Closing Date Balance Sheet, shall not exceed an amount equal to 10% of the gross amount of such receivables as set out in the Closing Date Balance Sheet; provided, however, that the foregoing limitation on liability shall not apply to the account receivables from Guizhousheng Nongcun Zhongxiaoxue Xiandai Yuancheng Jiaoyu Shidian Xiangmu Lingdao Xiaozu Bangongshi ([Chinese characters omitted]) or Zhongguo Guangda Yinghang Gufen Youxian Gongsi ([Chinese characters omitted]). The maximum liability of Seller for any breach of the representation and warranty contained in Section 3.26, net of the amount provided therefore in the Closing Date Balance Sheet, shall not exceed RMB5,000,000. Seller shall not be liable to indemnify Purchaser for any Losses of Purchaser if and to the extent full and adequate provisions for such Losses have been made on the Closing Date Balance Sheet. The maximum liability of Purchaser under Section 7.3 shall not exceed the Indemnity Amount; provided that such limitation shall not apply to Purchaser's obligations under the Note. Notwithstanding the foregoing, the limitations on liability contained in this Section 7.4 shall not apply to any claim for indemnity based on any of Sections 3.1, 3.2(a), 3.7, 3.13, 5.7(d) and 5.11(h) or any claim for fraud or willful misconduct.

    Section 7.5. Method of Asserting Claims. All claims for indemnification by any Indemnified Party under this Article VII will be asserted and resolved as follows:

        (a) If an Indemnified Party intends to seek indemnification under this
Article VII, it shall promptly notify the Indemnifying Party in writing of such claim. The failure to provide such notice will not affect any rights hereunder except to the extent the Indemnifying Party is materially prejudiced thereby.

        (b) If such claim involves a claim by a third party against the Indemnified Party, the Indemnifying Party may, within ten days after receipt of such notice and upon notice to the Indemnified Party, assume, with counsel reasonably satisfactory to the Indemnified Party, at the sole cost and expense of the Indemnifying Party, the settlement or defense thereof (in which case any Loss associated therewith shall be the sole responsibility of the Indemnifying Party), provided that the Indemnified Party may participate in such settlement or defense through counsel chosen by it. If the Indemnified Party determines in good faith that representation by the Indemnifying Party's counsel of both the Indemnifying

Party and the Indemnified Party may present such counsel with a conflict of interest, then the Indemnifying Party shall pay the reasonable fees and expenses of the Indemnified Party's counsel. Notwithstanding the foregoing, (i) the Indemnified Party may, at the sole cost and expense of the Indemnified Party, at any time prior to the Indemnifying Party's delivery of the notice referred to in the first sentence of this Section 7.5(b), file any motion, answer or other pleadings or take any other action that the Indemnified Party reasonably believes to be necessary or appropriate to protect its interests, (ii) the Indemnified Party may take over the control of the defense or settlement of a third-party claim at any time if it irrevocably waives its right to indemnity under this Article VII with respect to such claim and (iii) the Indemnifying Party may not, without the consent of the Indemnified Party, settle or compromise any action or consent to the entry of any judgment, such consent not to be unreasonably withheld. So long as the Indemnifying Party is contesting any such claim in good faith, the Indemnified Party shall not pay or settle any such claim without the Indemnifying Party's consent, such consent not to be unreasonably withheld. If the Indemnifying Party is not entitled to assume the defense of the claim pursuant to the foregoing provisions or is entitled but does not contest such claim in good faith (including if it does not notify the Indemnified Party of its assumption of the defense of such claim within the ten-day period set forth above), then the Indemnified Party may conduct and control, through counsel of its own choosing and at the expense of the Indemnifying Party, the settlement or defense thereof, and the Indemnifying Party shall cooperate with it in connection therewith. The failure of the Indemnified Party to participate in, conduct or control such defense shall not relieve the Indemnifying Party of any obligation it may have hereunder. Any defense costs required to be paid by the Indemnifying Party shall be paid as incurred, promptly against delivery of invoices therefor.

    Section 7.6. Character of Indemnity Payments. The parties agree that any indemnification payments made with respect to this Agreement shall be treated for all Tax purposes as an adjustment to the Purchase Price, unless otherwise required by law (including by a determination of a Tax authority that, under applicable law, is not subject to further review or appeal). If an indemnification payment by law cannot be treated as an adjustment to Purchase Price, the Indemnifying Party will pay an amount to the Indemnified Party that reflects the hypothetical Tax consequences of the receipt or accrual of such indemnification payment, using the maximum applicable statutory rate (or, in the case of an item that affects more than one Tax, rates) of Tax and reflecting, for example, the effect of deductions available for Taxes such as state and local income Taxes.

                                  ARTICLE VIII

                            TERMINATION OF AGREEMENT

    Section 8.1. Termination. This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing by:

        (a) the mutual written agreement of Seller and Purchaser;

        (b) either Seller or Purchaser if any court of competent jurisdiction or other competent Governmental Authority shall have issued a statute, rule, regulation, order, decree or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting all or any portion of the transactions contemplated by this Agreement and such statute, rule, regulation, order, decree or injunction or other action shall have become final and nonappealable;

        (c) Seller or Purchaser, in the event (i) of a material breach of this Agreement by the non-terminating party if such non-terminating party fails to cure such breach within five Business Days following notification thereof by the terminating party or (ii) the satisfaction of any condition to the terminating party's obligations under this Agreement becomes impossible if the failure of such condition to be satisfied is not caused by a breach of this Agreement by the terminating party or its Affiliates; or

        (d) Seller or Purchaser if the Closing shall not have occurred on or before the date that is 180 days following the date hereof, unless the failure to consummate the Closing is due to the failure to act by the terminating party or its Affiliates.

    Section 8.2. Effect of Termination. If this Agreement is validly terminated pursuant to Section 8.1, this Agreement will forthwith become null and void and have no further effect, without any liability on the part of any party hereto or its Affiliates, directors, officers or stockholders, other than the provisions of this Section 8.2 and Article IX hereof. Nothing contained in this Section 8.2 shall relieve any party from liability for any breach of this Agreement occurring prior to termination.

                                   ARTICLE IX

                                  MISCELLANEOUS

    Section 9.1. Notices. All notices, requests and other communications under this Agreement must be in writing and will be deemed to have been duly given upon receipt to the parties at the following addresses or facsimiles (or at such other address or facsimile for a party as shall be specified by the notice):

                If to Seller:

                Lenovo Group
                No. 6 Chuang Ye Road, Haidian District
                Beijing 100085
                China
                Facsimile No.: +8610-58865692
                Attention: Mary Ma, Chief Financial Officer

                With a copy (which shall not constitute notice) to:

                Weil, Gotshal & Manges, LLP
                Suites 4101-4102 & 4108
                CITIC Square
                1168 Nanjing Road West
                Shanghai 200004, PR China
                Facsimile No.: +8621-52929166
                Attention: Steven Xiang

                If to Purchaser:

                AsiaInfo Holdings, Inc.
                4th Floor, Zhongdian Information Tower
                6 Zhongguancun South Street
                Haidian District
                Beijing 100086
                PRC
                Facsimile No.: +8610-6250-1893
                Attention: Ying Han, Executive Vice President and Chief Financial Officer

                With a copy (which shall not constitute notice) to:

                Clifford Chance
                3326 China World Tower I
                No. 1 Jianguomenwai Avenue
                Chaoyang District, Beijing 100004
                China
                Facsimile No.: +8610 6505 9028
                Attention: Matthew D. Adler

    Section 9.2. Entire Agreement. This Agreement, the exhibits and schedules hereto, the Confidentiality Agreement and the Transaction Documents supersede all prior and contemporaneous discussions and agreements, both written and oral, among the parties with respect to the subject matter of this Agreement and the Transaction Documents and constitute the sole and entire agreement among the parties to this Agreement with respect to the subject matter of this Agreement, and supersedes all prior and contemporaneous agreements and understandings, written or oral, with respect to the subject matter hereof.

    Section 9.3. Expenses. Except as otherwise expressly provided in this Agreement (including as provided in Section 8.2), whether or not the transactions contemplated by this Agreement are consummated, each party will pay its own costs and expenses incurred in connection with the negotiation, execution and closing of this Agreement and the Transaction Documents and the transactions contemplated by this Agreement and the Transaction Documents.

    Section 9.4. Waiver. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by law or otherwise afforded, will be cumulative and not alternative.

    Section 9.5. Amendment. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party to this Agreement.

    Section 9.6. No Third-Party Beneficiary. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any other Person other than any Person entitled to indemnity under Article VII.

    Section 9.7. Assignment; Binding Effect. Neither this Agreement nor any right, interest or obligation under this Agreement may be assigned by any party to this Agreement by operation of law or otherwise without the prior written consent of the other party to this Agreement and any attempt to do so will be void, except that Purchaser may assign any or all of its rights, interests and obligations under this Agreement (i) before or after the Closing, to any Affiliate and (ii) after the Closing, to any Person provided that any such Affiliate or Person, as applicable, agrees in writing to be bound by all of the terms, conditions and provisions contained in this Agreement, but no such assignment shall relieve Purchaser of its obligations under this Agreement if such assignee does not perform such obligations. Without limiting the generality of the foregoing, if requested by Purchaser, Seller agrees to cause the Business and the Assets or any portion thereof at Closing to be transferred to any Person Purchaser may direct. Subject to the foregoing, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties to this Agreement and their respective successors and assigns.

    Section 9.8. Specific Performance. The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

    Section 9.9. Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof,
(iii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (iv) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

    Section 9.10. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD FOR THE CONFLICTS OF LAWS PRINCIPLES THEREOF.

    Section 9.11. Arbitration.

        (a) Except as otherwise provided in this Agreement, any dispute or claim arising out of or in connection with or relating to this Agreement, or the breach, termination or invalidity hereof, shall be finally settled by arbitration at the Hong Kong International Arbitration Centre under the rules of UNCITRAL (the "Rules") as are in force at the date of the notice of arbitration commencing any such arbitration, but subject to the amendments made to the Rules by the rest of this Section 9.11. For the purpose of such arbitration, there shall be a board of arbitration (the "Board of Arbitration") consisting of three arbitrators, each of Purchaser and Seller shall select one (1) member and the third member shall be selected by mutual agreement of the other members, or if the other members fail to reach agreement on a third member within twenty (20) days after their selection, such third member shall thereafter be selected by the Hong Kong International Arbitration Centre upon application made to it for such purpose. The place of arbitration shall be in Hong Kong. All arbitration proceedings shall be conducted in the English language. The arbitrators shall decide any such dispute or claim strictly in accordance with the governing law specified in Section 9.10 of this Agreement. Judgment upon any arbitral award rendered hereunder may be entered in any court, and/or application may be made to any such court for a judicial acceptance of the award and/or an order of enforcement, as the case may be.

        (b) Each party shall cooperate in good faith to expedite (to the maximum extent practicable) the conduct of any arbitral proceedings commenced under this Agreement.

        (c) The costs and expenses of the arbitration, including the fees of the arbitration, including the fees of the Board of Arbitration, shall be borne equally by each party to the dispute or claim, and each party shall pay its own fees, disbursements and other charges of its counsel.

        (d) Any award made by the Board of Arbitration shall be final and binding on each of the parties that were parties to the dispute. The parties expressly agree to waive the applicability of any laws and regulations that would otherwise give the right to appeal the decisions of the Board of Arbitration so that there shall be no appeal to any court of law from the award of the Board of Arbitration, and a party shall not challenge or resist the enforcement action taken by any other party in whose favor an award of the Board of Arbitration was given.

        (e) Notwithstanding this Section 9.11 or any other provision to the contrary in this Agreement, no party shall be obligated to follow the foregoing arbitration procedures where that party intends to apply to any court of competent jurisdiction for an interim injunction or similar equitable relief against the other, provided there is no unreasonable delay in the prosecution of that application.

        (f) This Agreement and the rights and obligations of Purchaser and Seller shall remain in full force and effect pending the award in any arbitration proceeding hereunder.

    Section 9.12. Counterparts. This Agreement may be executed in any number of counterparts, all of which will constitute one and the same instrument.

    Section 9.13. Joint and Several Obligations. All representations, warranties, covenants, liabilities and obligations of Seller and the Selling Subsidiaries under this Agreement shall be joint and several, whether so expressed or not.

    Section 9.14. Interpretation. The parties have participated jointly in the negotiating and drafting of this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

                      [Signatures begin on the next page.]

    IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.


                                    LENOVO GROUP LIMITED

                                    By:  /s/ Ma Xue Zheng
                                       -----------------------------------------
                                    Name:  Ma Xue Zheng
                                    Title: Chief Financial Officer


                                    ASIAINFO HOLDINGS, INC.

                                    By:  /s/ Xingsheng Zhang
                                       -----------------------------------------
                                    Name:  Xingsheng Zhang
                                    Title: President and Chief Executive Officer

                                                                       EXHIBIT C


                                                                  EXECUTION COPY

--------------------------------------------------------------------------------

             SUPPLEMENT AND AMENDMENT NO. 1 TO ACQUISITION AGREEMENT

                                 By and between

                             ASIAINFO HOLDINGS, INC.

                                  as Purchaser

                                       and

                              LENOVO GROUP LIMITED

                                    as Seller

                           Dated as of October 1, 2004

--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Section 1    Definitions, References And Interpretation........................1

Section 2    Forward Contract; Amendments......................................5

Section 3    Restructuring Of Han Consulting..................................12

Section 4    Beneficial Ownership Of LCSTSL...................................13

Section 5    Beneficial Ownership Of LWY......................................14

Section 6    [Reserved].......................................................15

Section 7    Representations, Warranties And Covenants........................16

Section 8    Seconded Employees...............................................18

Section 9    Indemnification..................................................19

Section 10   Legal Opinions...................................................19

Section 11   Tax Matters......................................................20

Section 12   Early Termination Of The Escrow Arrangement......................21

Section 13   Governing Law....................................................21

Section 14   Incorporation Of Terms...........................................21

Section 15   Effect On The Acquisition Agreement..............................22

Section 16   Effective Date; Closing..........................................22

Section 17   Execution In Counterparts........................................22


Exhibit A    Form Of Forward Contract........................................A-1

Exhibit B    Form Of Legal Opinion Of Tian Yuan Law Firm.....................B-1

Exhibit E    Schedule Of The Security Business Permits.......................E-1

             SUPPLEMENT AND AMENDMENT NO. 1 TO ACQUISITION AGREEMENT

                This Supplement and Amendment No. 1 to Acquisition Agreement (this "Supplement"), dated as of October 1, 2004, is made and entered into by and among AsiaInfo Holdings, Inc. ("Purchaser"), a corporation organized and existing under the laws of the State of Delaware of the United States, on behalf of itself and the Purchasing Subsidiaries, and Lenovo Group Limited ([Chinese characters omitted]) ("Seller"), a company organized and existing under the laws of Hong Kong, on behalf of itself, Lenovo Holdings Limited ([Chinese characters omitted]), a company organized and existing under the laws of the PRC, and the Selling Subsidiaries.

                WHEREAS, Seller and Purchaser entered into an Acquisition Agreement dated as of July 27, 2004 (hereinafter the "Acquisition Agreement");

                WHEREAS, pursuant to Section 2.15 of the Acquisition Agreement, Seller and Purchaser have determined to structure part of the acquisition of the Assets as contemplated by the Acquisition Agreement in the manner set forth herein;

                WHEREAS, Seller and Purchaser have reached other supplemental understandings and agreements regarding the acquisition of the Assets, which they wish to memorialize herein;

                WHEREAS, Seller and Purchaser wish to make certain amendments to the Acquisition Agreement, as set forth herein;

                NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Supplement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree to supplement and amend the Acquisition Agreement as follows:

                                    SECTION 1

                   DEFINITIONS, REFERENCES AND INTERPRETATION

        1.1 All capitalized terms used in this Supplement shall, unless otherwise defined herein, have the same meanings ascribed to such terms in the Acquisition Agreement.

        1.2 The definition of "Transaction Documents" as used herein and in the Acquisition Agreement shall be amended by (i) deleting the term "Note" and
(ii) adding the terms "Forward Contract", "Asset Transfer Agreement", "Patent Assignment Agreement", "LCSTSL Beneficial Ownership Agreements" and "LWY Beneficial Ownership Agreements" to the list of documents included in such defined term.

        1.3 The principles of interpretation set out in Section 1.3 of the Acquisition Agreement shall apply hereto with the same effect as if set out in this Supplement.

        1.4 In the case of any inconsistency or conflict between the provisions in this Supplement and any provision in the LCSTSL Beneficial Ownership Agreements or the LWY Beneficial Ownership Agreements, the provisions in this Supplement shall prevail.

        1.5 Upon execution of this Supplement, each reference in the Acquisition Agreement to (i) "this Agreement", "herein", "hereof", "hereunder" or words of similar import shall mean, and be a reference to, the Acquisition Agreement as supplemented and amended by this Supplement and (ii) the "Transaction Documents" shall mean, and be a reference to, "Transaction Documents" as amended by this Supplement.

        1.6 As used in this Supplement, the following terms shall have the following meanings:

                "Asset Transfer Agreement" means an asset transfer agreement to be entered into on the Closing Date by and between LBL and Purchaser or an Affiliate of Purchaser.

                "Bonson" means Bonson Information Technology Limited, a company organized and existing under the laws of the British Virgin Islands.

                "BVI Holdco" means a direct or indirect wholly-owned subsidiary of Seller incorporated in the British Virgin Islands.

                "Foundational Patent" means an Excluded Intellectual Property that is a patent that has been adopted or will be adopted into a technical standard by an international or governmental authority or association (e.g., IGRS, Trusted PC or UPnP), or an official authority for setting technical standards for an industry.

                "Government Application Services Business" means the IT services businesses as conducted by the government application services division of Seller on the Closing Date.

                "Han Minority Shareholders" means Vision On-line Limited, Starling Technology Limited and UF International Holdings, Ltd., each a company organized and existing under the laws of the British Virgin Islands.

                "Han Shareholders' Agreement" means the Shareholders' Agreement dated May 10, 2002 by and among LIAL and the Han Minority Shareholders.

                "HMCL Loan Agreements" means, collectively, the loan agreements dated June 15, 2002, November 25, 2002 and May 19, 2004, by and between Han Consulting as lender and HMCL as borrower for loans of up to US$1.71 million, HK$30 million and HK$20 million, respectively.

                "IT System Operation Services Business" means the IT services businesses as conducted by the IT system operation services division of Seller on the Closing Date.

                "LAI" means Lenovo-AsiaInfo Technologies, Inc. ([Chinese characters omitted]), a company organized and existing under the laws of the PRC.

                "LCSTSL Beneficial Ownership Agreements" means the LCSTSL Power of Attorneys, the LCSTSL Exclusive Business Cooperation Agreement, the LCSTSL Equity Transfer Arrangement Agreement and the LCSTSL Share Pledge Agreement.

                "LCSTSL Beneficial Ownership Period" means the period from the Closing Date to the date on which the LCSTSL Equity Transfer is effectuated.

                "LCSTSL Event of Default" means the occurrence of any one of the following events:

                        (1) a material breach by LCSTSL of any law or regulation of the PRC which has not been remedied within the grace period (if any)provided under such law or regulation, provided such breach is not caused by Seller, LHL or any of their respective Subsidiaries, or any of the transactions contemplated by the Acquisition Agreement or this Supplement;

                        (2) LCSTSL's incurring, as determined under PRC GAAP, a cumulative net loss of more than RMB50 million as of the end of any calendar year during the LCSTSL Beneficial Ownership Period, calculated from the Closing Date, through and including the last day of the calendar year in which such determination is made, provided that such net loss is not caused by the breach by Seller, LHL or any of their respective Subsidiaries of any of their respective obligations under the Acquisition Agreement, this Supplement or the Transaction Documents; or

                        (3) LCSTSL's engaging in a business other than the Security Services Business, the Government Application Services Business or the IT System Operation Services Business, provided that LCSTSL shall only engage in the Government Application Services Business and the IT System Operation Services Business for a period of one year following the Closing Date to the extent the operation of such business requires the Information System Integration Qualification held by LCSTSL, any of the Security Business Permits in category (vii) of the definition of "Security Business Permit" held by LCSTSL or LHL, or to the extent PRC law or regulation requires that such business be operated by a domestic PRC company, and provided, further, that, if at the end of such one year period (the "Original Period") LAI has not obtained the Information System Integration Qualification despite its best efforts to obtain such permit, Seller and Purchaser shall negotiate in good faith (1) on or prior to the last day of the Original Period to extend such period for an additional year (the "Extended Period") and, (2) on or prior to the last day of Extended Period (if applicable), to extend such period for an additional year, in each case, based on the development of LCSTSL's business at that time and whether the operation of LCSTSL's business in the upcoming one year period will require the Information System Integration Qualification.

                "LWY" means [Chinese characters omitted], a company to be established by LHL and certain natural persons designated by Purchaser under the laws of the PRC, in accordance with the terms hereof.

                "LWY Beneficial Ownership Period" means the period from the Closing Date to the date on which the LWY Equity Transfer is effectuated.

                "LWY Beneficial Ownership Agreements" means the LHL Loan Agreement, the LHL Power of Attorney, the LWY Exclusive Business Cooperation Agreement, the LWY Equity Transfer Arrangement Agreement and the LWY Share Pledge Agreement.

                "LWY Event of Default" means the occurrence of any one of the following events:

                        (1) a material breach by LWY of any law or regulation of the PRCwhich has not been remedied within the grace period (if any) provided under such law or regulation, provided such breach is not caused by Seller, LHL or any of their respective Subsidiaries, or any of the transactions contemplated by the Acquisition Agreement or this Supplement;

                        (2) LWY's accumulating, as determined under PRC GAAP, a shareholders' deficit as of June 30th or December 31st of any calendar year, on or after the date on which LWY is established by LHL, provided that LAI may at its sole discretion at any time inject additional capital into LWY through the LWY Minority Loan Agreement and the LHL Loan Agreement to prevent such default, and provided, further, that such shareholders' deficit is not caused by a breach by Seller, LHL or any of their respective Subsidiaries of any of their respective obligations under the Acquisition Agreement, this Supplement or the Transaction Documents; or

                        (3) LWY's engaging in a business other than the Security Services Business, the Government Application Services Business or the IT System Operation Services Business, provided that LWY shall only engage in the Government Application Services Business and the IT System Operation Services Business to the extent the operation of such business requires any of the Security Business Permits held by LWY or LHL, or to the extent PRC law or regulation requires that such business be operated by a domestic PRC company.

                "Patent Assignment Agreement" means a patent assignment agreement to be entered into on the Closing Date by and between LBL and Purchaser or an Affiliate of Purchaser.

                "Security Services Business" means the portion of the Business operated by the Security Services Division.

        1.7 Other terms defined are in the other parts of this Supplement indicated below:

                "Acquisition Agreement"....................................preamble
                "Effective Date".................................................16
                "Forward Contract"..............................................2.1
                "Goldfame"...................................................3.2(a)
                "Han Bank Account"...........................................3.2(d)
                "Han Distribution"...........................................3.2(e)
                "Han Restructuring".............................................3.1
                "HMCL Loan Consideration"....................................3.2(d)
                "LCSTSL Beneficial Ownership Transfer"..........................4.1
                "LCSTSL Equity Transfer".....................................4.1(d)
                "LCSTSL Equity Transfer Arrangement Agreement"...............4.1(d)
                "LCSTSL Exclusive Business Cooperation Agreement"............4.1(b)
                "LCSTSL Power of Attorneys"..................................4.1(a)
                "LHL Loan Agreement"............................................5.1
                "LHL Power of Attorney"......................................5.2(a)
                "LWY Beneficial Ownership Transfer".............................5.2
                "LWY Equity Transfer"........................................5.2(d)
                "LWY Equity Transfer Arrangement Agreement"..................5.2(d)
                "LWY Exclusive Business Cooperation Agreement"...............5.2(b)
                "LWY Minority Loan Agreement"...................................5.1
                "LWY Minority Shareholders".....................................5.1
                "LWY Purchase Notice"........................................5.2(d)
                "MII"........................................................4.1(d)
                "New Business Permits".......................................2.2(s)
                "Onshore Han Transfer".......................................3.2(a)
                "Purchaser"................................................preamble
                "Restructuring Documents".......................................3.2
                "Restructuring Tax"............................................11.1
                "Restructuring Tax Cost".......................................11.1
                "Security Services Contracts"...................................4.2
                "Seller"...................................................preamble
                "Supplement"...............................................preamble

                                    SECTION 2

                       FORWARD CONTRACT; OTHER AMENDMENTS

        2.1 Forward Contract. As further described in this Section, in lieu of issuing the Note as contemplated in Section 2.5(a) of the Acquisition Agreement, Purchaser shall cause its Subsidiary, Bonson, to enter into a forward contract (the "Forward Contract") with LIAL at Closing. A form of the Forward Contract is attached hereto as Exhibit A. Under the Forward Contract, Bonson shall agree to provide for the forward payment of part of the Purchase Price for the Assets and settle such payment within 12 months following the Closing Date by delivery of a certain number of duly authorized, validly issued, fully paid and nonassessable AsiaInfo Shares to LIAL, pursuant to the terms and conditions set forth in the Forward Contract.

        2.2 Amendments. The following amendments shall be made to the Acquisition Agreement.

                (a) The definitions of "Conversion Amount" and "Conversion Date" in Section 1.1 of the Acquisition Agreement shall be deleted in their entirety and the following definitions shall be added to that Section:

                        "Settlement Amount" means RMB260 million, subject to any adjustments required pursuant to Section 2.10(f), 2.11(c), or as otherwise specifically provided in this Agreement."

                        "Settlement Date" means any Business Day during the 12-month period following the Closing Date on which Purchaser determines, in its sole and absolute discretion, to pay the Settlement Amount by delivery of a certain number of duly authorized, validly issued, fully paid and nonassessable AsiaInfo Shares to LIAL, pursuant to the terms and conditions set forth in this Agreement and in the Forward Contract".

                (b) The definition of "Subsidiary" in Section 1.1 of the Acquisition Agreement shall be amended by adding the following sentence to the end of such definition:

                        "For the avoidance of doubt, LCSTSL and LWY shall be deemed a Subsidiary of Purchaser after the Closing Date."

                (c) The following definitions shall be added to Section 1.1 of the Acquisition Agreement:

                         "Related Vertical Business" means the provision by
Purchaser or its Subsidiaries after the Closing Date of products (other than personal computers and mobile phone handsets) and services (other than hardware services) offered by the Non-Telecommunications Business prior to the Closing Date to public utilities ([Chinese characters omitted]) or to the defense industry ([Chinese characters omitted]).

                        "Security Business Permits" means the following categories of Business Permits from the relevant PRC Governmental Authorities:

                        (i) Sales License of Specialized Products for Computer Information System Security ([Chinese characters omitted]), issued by the Public Information Network Security Monitoring Bureau of Ministry of Public Security ([Chinese characters omitted]);

                        (ii) Product Model Certificate of China Information Security Products Assessment and Certification Centre ([Chinese characters omitted]), issued by China Information Security Products Assessment and Certification Centre ([Chinese characters omitted]);

                        (iii) Secret-related Information System Product Test and Examination Certificate or New Product Assessment Certificate ([Chinese characters omitted]), issued by the Secret-related Information System Security and Confidentiality Assessment Centre of the National Administration for Protection of State Secrets ([Chinese characters omitted]);

                        (iv) Military Information Security Product Certification Certificate ([Chinese characters omitted]), issued by Information Security Assessment and Certification Centre of the People's Liberation Army of China ([Chinese characters omitted]);

                        (v) Software Enterprise Certificate and Software Product Copyright Certificate ([Chinese characters omitted]), issued by the Ministry of Information Industry, the Ministry of Science and Technology and China Software Industry Association ([Chinese characters omitted]);

                        (vi) Certificate of Designated Unit for Production of Commercial Crypto-Goods ([Chinese characters omitted]), Sales License for Commercial Crypto-Goods ([Chinese characters omitted]) and a product certification substantially similar to the SJW44 Network Cryptographic Facility Identification Certificate (SJW44[Chinese characters omitted]), each issued by the General Office of the State Cipher Administration Committee ([Chinese characters omitted]); and

                        (vii) Computer Information System Integration
Concerning State Secrets Qualification Certificate ([Chinese characters omitted]), issued by the National Administration for Protection of State Secrets ([Chinese characters omitted])."

                (d)     References to "Conversion Shares" and "Note" in
Section 1.2 of the Acquisition Agreement shall be deleted and replaced by the terms "Forward Contract Shares" and "Forward Contract", respectively.

                (e) Exhibit A to the Acquisition Agreement shall be replaced in its entirety with Exhibit A to this Supplement.

                (f) Exhibit E to this Supplement (Schedule of the Security Business Permits) shall be deemed to be attached to the Acquisition Agreement as Exhibit E.

                (g) Section 2.5(a) of the Acquisition Agreement shall be deleted in its entirety and replaced with the following:

                        "(a) Subject to any adjustments required pursuant to
Section 2.10, the purchase price (the "Purchase Price") for the Assets shall be payable by (i) delivery of a number of AsiaInfo Shares having an aggregate Market Value of RMB40 million (the "Initial Shares") on the Closing Date, (ii) the execution and delivery by Bonson of a Forward Contract (the "Forward Contract") that shall require Bonson to deliver to LIAL, as counterparty thereto, a number of AsiaInfo Shares having an aggregate Market Value on the Settlement Date equal to the Settlement Amount, (iii) the Earn-Out Payment, if any, (iv) the assumption by Purchaser of the Assumed Liabilities, and (v) payment by Bonson or LAI of RMB100 in cash in respect of each company 80% or more of the voting shares of which will be beneficially owned by Purchaser or its Affiliates at Closing. A form of the Forward Contract is attached hereto as Exhibit A. The Initial Shares and the Earn-Out Payment shall be paid by, or at the direction of, Bonson to Seller (or a Selling Subsidiary designated by Seller)."

                (h) Section 2.8(a) of the Acquisition Agreement shall be deleted in its entirety and replaced with the following:

                        "(a) a letter of instruction to the transfer agent of Purchaser to deliver to, and in the name of, LIAL, share certificates representing the Initial Shares;"

                (i) Section 2.9(i) of the Acquisition Agreement shall be deleted in its entirety.

                (j) Section 2.10(a) of the Acquisition Agreement shall be deleted in its entirety and replaced with the following:

                        "(a) As promptly as practicable following the Closing Date, but in no event more than 90 days following the Closing Date, with the reasonable cooperation and assistance of Seller, Purchaser will prepare and deliver to Seller a pro forma balance sheet as of the Effective Date (the "Effective Date Balance Sheet") setting forth the Assets and the Assumed Liabilities (except for liabilities described in Section 2.6) that shall be prepared in accordance with U.S. GAAP and in accordance with Section 2.10(b) below (to the extent any provision of Section 2.10(b) is inconsistent with U.S. GAAP, the Effective Date Balance Sheet shall be consistent with Section 2.10(b), and not, to the extent set forth in Section 2.10(b), U.S. GAAP), as if the Effective Date were the end of a fiscal year and as if the Effective Date Balance Sheet were the balance sheet of a Person whose only assets and liabilities were the Assets and Assumed Liabilities. As used herein, "Effective Date Net Assets" means the amount determined by subtracting from the aggregate amount of the Assets reflected on the final Effective Date Balance Sheet, the aggregate amount of the Assumed Liabilities reflected on the final Effective Date Balance Sheet, as determined pursuant to this Section 2.10."

                (k) Section 2.10(f) of the Acquisition Agreement shall be deleted in its entirety and replaced with the following:

                        "(f)    Upon the final determination of the Effective
Date Balance Sheet, if the Effective Date Net Assets are less than RMB101,000,000, then (i) in the event the Settlement Date has not yet occurred prior to such final determination, the Settlement Amount shall be reduced by an amount equal to such difference, or (ii) in the event the Settlement Date has occurred prior to such final determination, Seller shall, within 5 Business Days of such final determination, return to Purchaser, AsiaInfo Shares having a Market Value as of the Settlement Date equal to the amount by which the Effective Date Net Assets are less than RMB101,000,000."

                (l) Section 2.11(a) of the Acquisition Agreement shall be deleted in its entirety and replaced with the following:

                        "(a) Settlement. Pursuant to the terms and conditions of the Forward Contract, on the Settlement Date, the Settlement Amount shall be paid in full through delivery by Bonson of a number of duly authorized, validly issued, fully paid and nonassessable AsiaInfo Shares (the "Forward Contract Shares") equal to the Settlement Amount divided by the Market Value of the AsiaInfo Shares on such date; provided, however, that the aggregate number of AsiaInfo Shares to be delivered shall not exceed 4,498,130 shares (the "AsiaInfo Share Cap"). The AsiaInfo Share Cap shall be subject to proportionate adjustment in the event of share splits, share combinations, or share dividends by Purchaser."

                (m) Section 2.13 of the Acquisition Agreement shall be amended by replacing the words "the conversion of the Note" with the words "calculating the number of AsiaInfo Shares to be delivered under the Forward Contract" in the first sentence of that Section.

                (n) Section 2.14 of the Acquisition Agreement shall be amended by replacing the words "On the Conversion Date, Conversion Shares issuable (or deliverable) upon conversion of the Note" with the words "On the Settlement Date, Forward Contract Shares deliverable under the Forward Contract" and replacing the words "for a period of two years" with the words "for a period of up to seven years" in the first sentence of that Section.

                (o) Section 5.8(a) of the Acquisition Agreement shall be deleted in its entirety and replaced with the following:

                        "(a) From the Closing and for five years thereafter, Seller will not, and will cause its Subsidiaries not to, directly or indirectly anywhere in China, (i) engage in, own any equity interest in or invest in any business, part or all of the principal activities of which compete with the Business as conducted prior to the Closing Date or as conducted by a Related Vertical Business of Purchaser or its Subsidiaries after the Closing Date, directly or indirectly in any manner, (ii) solicit, sell or attempt to sell software solutions or services offered by the Business as conducted prior to the Closing Date or as conducted by a Related Vertical Business of Purchaser or its Subsidiaries after the Closing Date, (iii) disclose any confidential or non-public information regarding the Business or the Assets to any third party or (iv) transfer or license any Excluded Intellectual Property (other than a Foundational Patent) to any party enabling such party to engage in a business that competes with the Business as conducted prior to the Closing Date or a Related Vertical Business of Purchaser or its Subsidiaries, directly or indirectly, in any manner; provided, however, that notwithstanding the foregoing (A) the prohibition on ownership of direct or indirect interest in a competing business in this Section 5.8(a) shall not apply to Seller's or its Subsidiaries' current equity ownership in the companies set forth in Section 5.8(a) of the Seller Disclosure Schedule as of the date hereof, (B) Seller and its Subsidiaries may own, directly or indirectly, solely as an investment, securities of any Person that are traded on any internationally-recognized securities exchange if Seller (alone or collectively with its Subsidiaries) (1) is not a controlling Person of, or a member of a group that controls such Person and (2) does not, directly or indirectly, own ten percent or more of any class of securities of such Person, (C) nothing in the foregoing clauses shall be construed to prohibit Seller or its Subsidiaries from engaging in repair, maintenance, technical support or general after sales services in connection with any of Seller's business as conducted on the Closing Date other than the Business, (D) this Section 5.8(a) shall not apply to the Telecommunications Applications Services Division as operated as of the date hereof by the ChinaWeal Group or the Insurance IT Services Division operated as of the date hereof by Lenovo AI, and (E) this Section 5.8(a) shall not be construed to prohibit Seller's continued employment of the Seconded Employees. With respect to the Telecommunications Applications Services Division of the ChinaWeal Group, Seller agrees that as long as the ChinaWeal Group is, directly or indirectly, a Subsidiary of Seller, in the event there are any activities that would constitute direct or indirect competition between the ChinaWeal Group and any businesses conducted by Purchaser, Seller shall engage in good faith discussions with Purchaser and use reasonable efforts to minimize or avoid such competition."

                (p) Section 5.9 of the Acquisition Agreement shall be amended by adding the following sentence before the last sentence of that Section.

                        "In the event any income, withholding, value-added, business, turnover or other Tax results from any such payment by Seller or its Affiliates to LAI, Bonson or any of their Affiliates, such Seller or its Affiliates shall pay an additional amount in cash to LAI, Bonson or any of their Affiliates so that the net amount received by LAI, Bonson or any of their Affiliates after Tax (including any Tax imposed in respect of such additional amount) is equal to the amount LAI, Bonson or any of their Affiliates would have received if no such Tax had been imposed."

                (q) Section 5.11(g) of the Acquisition Agreement shall be deleted in its entirety.

                (r) Section 5.17(a) of the Acquisition Agreement shall be deleted in its entirety and replaced with the following:

                        "(a) In respect of the Initial Shares and the Forward Contract Shares, neither Seller nor any of its Subsidiaries (1) will offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, or reduce its economic risks with regard to, any Initial Share or Forward Contract Share, any options or warrants convertible or exercisable into Initial Shares or Forward Contract Shares, or any other securities convertible into, exchangeable for or that represent the right to receive the Initial Shares or the Forward Contract Shares (except, in the case of Forward Contract Shares, for transfer into and out of the Escrow Account pursuant to and in accordance with the Escrow Agreement) or (2) engage in any hedging or other transaction that is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Initial Shares or the Forward Contract Shares, including any short sale or any purchase, sale or grant of any right (including any put or call option) with respect to any of the Initial Shares or the Forward Contract Shares or with respect to any security that includes, relates to, or derives any part of its value from the Initial Shares or the Forward Contract Shares (the "Lock-Up"). The term of the Lock-Up shall commence on the Closing Date and end on (i) the fifth anniversary of the Closing Date with respect to Forward Contract Shares representing 5% of the total issued and outstanding AsiaInfo Shares as of the Settlement Date, after giving effect to such settlement (the "Five Year Lock-Up Shares") and (ii) the second anniversary of the Closing Date with respect to the Initial Shares and the remaining Forward Contract Shares, if any. Notwithstanding the foregoing, in the event that Purchaser enters into a merger, consolidation or acquisition with a competitor of Seller in the business of manufacturing and distributing personal computers and mobile phone handsets whereby such competitor acquires control of Purchaser (a "Seller Competitor Acquisition"), Seller shall be automatically released from this provisions of this Section 5.17(a) with respect to the Forward Contract Shares. For the purpose of this section, "control" means beneficial ownership of more than 20% of the outstanding securities of Purchaser or the right to appoint more than one half of the members of the Purchaser's board of directors."

                (s) Section 5.20 of the Acquisition Agreement shall be deleted in its entirety and replaced with the following:

                        "Security Business Permits.

                        (a) Seller shall cause LHL to establish LWY as soon as practicable after the Closing Date. Until such time as the LWY Equity Transfer has been effectuated, Seller shall cause LHL and its other Affiliates to use their best efforts to assist LWY in obtaining from the relevant PRC Governmental Authorities new Business Permits substantially equivalent to the Security Business Permits utilized by the Seller in connection with the Business (the "New Business Permits").

                        (b) If LWY obtains from the relevant PRC Government Authorities, all of the New Business Permits (within the meaning set forth in the last sentence of this Section) on or prior to the third anniversary of the Closing Date, Purchaser and Seller shall jointly instruct the Escrow Agent, within ten Business Days after the last of such New Business Permit has been obtained, to release Escrow Shares having an aggregate Market Value of RMB10 million as of the Settlement Date to LIAL pursuant to Section 4(d) of the Escrow Agreement. For purposes of this Section 5.20(b), LWY shall be deemed to have obtained all of the New Business Permits if (A) in the case of Security Business Permits that are granted on a product-by-product basis, LWY's updated versions of each of the products set out in Exhibit E has been granted a New Business Permit by the relevant PRC Government Authorities and (B) in the case of Security Business Permits that are granted on corporate basis, LWY has been granted a New Business Permit for each such Security Business Permit set out in Exhibit E by the relevant PRC Governmental Authorities."

                (t) Section 6.2(f) of the Acquisition Agreement shall be deleted in its entirety and replaced with the following:

                        "at least 85% of the key employees listed on Section 6.2(f) of the Seller Disclosure Schedule (the "Key Employees") shall have executed and delivered employment agreements with Purchaser or its Affiliates in form and substance satisfactory to Purchaser; provided, however, that the terms and conditions of employment reflected in such agreements shall be no less favorable than the terms and conditions currently enjoyed by such employees with Seller or any of its Subsidiaries, as the case may be."

                (u) Section 6.2(k) of the Acquisition Agreement shall be amended by adding the word "Patent" before the words "Assignment Agreement".

                (v) Section 7.2(b) of the Acquisition Agreement shall be deleted in its entirety and replaced with the following:

                        "(i) If, at any time prior to the sixth anniversary of the Closing Date, Purchaser exercises its right to acquire the outstanding equity interest of LWY under the LWY Equity Transfer Arrangement Agreement and such transfer results in the invalidation of any of the New Business Permits held by LWY at the time of such transfer within a period of one year from the date of such transfer (either as a result of the failure by LWY within such period to renew such New Business Permit with the relevant PRC Governmental Authorities or the failure by LWY to pass an inspection by the relevant Governmental Authorities to maintain such New Business Permit within such period, despite the best efforts of LWY to renew such New Business Permit or pass such inspection), Seller shall indemnify Purchaser through Purchaser's withdrawal from the Escrow Account of AsiaInfo Shares in the following amounts:

                        1) in the case of New Business Permits of the type contemplated in categories (i), (ii), (iii), (iv) or (v) of Exhibit E, AsiaInfo Shares having a Market Value as of the Settlement Date equal to the amount derived from the following formula:

                                          A      3
                        RMB4,000,000 x  ---- x ----
                                          B     10
                        where:

                        A = the number of New Business  Permits  invalidated  in
                            such category; and

                        B = the number of New  Business  Permits  held by LWY in
                            such category immediately prior to the transfer;

                        2) in the case of New Business Permits of the type contemplated in categories (vi) and (vii) of Exhibit E, AsiaInfo Shares having a Market Value as of the Settlement Date equal to RMB4,500,000 if any one or more of the New Business Permits in such category is invalidated.

                        (ii) If at any time prior to the sixth anniversary of the Closing Date, LHL transfers its equity interest in LWY to LAI or an Affiliate of LAI by mutual agreement of Seller and Purchaser and such transfer results in the invalidation of any of the New Business Permits held by LWY at the time of such transfer within a period of one year from the date of such transfer (either as a result of the failure by LWY with such period to renew such New Business Permit with the relevant PRC Governmental Authorities or the failure by LWY to pass or inspection by the relevant Governmental Authorities to maintain such New Business Permit within such period, despite the best efforts of LWY to renew such New Business Permit or pass such inspection), Seller shall indemnify Purchaser through Purchaser's withdrawal from the Escrow Account of AsiaInfo Shares in the following amounts:

                        1) in the case of New Business Permits of the type contemplated in categories (i), (ii), (iii), (iv) or (v) of Exhibit E, AsiaInfo Shares having a Market Value as of the Settlement Date equal to the amount derived from the following formula:

                                         A       1
                        RMB4,000,000 x  ---- x ----
                                         B       2

                        where:

                        A = the number of New Business  Permits  invalidated  in
                            such category; and

                        B = the number of New  Business  Permits  held by LWY in
                            such category immediately prior to the transfer;

                        2) in the case of New Business Permits of the type contemplated in categories (vi) and (vii) of Exhibit E, AsiaInfo Shares having a Market Value as of the Settlement Date equal to RMB7,500,000 if any one or more of the New Business Permits in such category is invalidated;

                        (iii) for the avoidance of doubt, if (1) Purchaser exercises its right to acquire the outstanding equity interest of LWY under the LWY Equity Transfer Arrangement Agreement after the sixth anniversary of the Closing Date or (2) Purchaser is required to purchase the outstanding equity interest of LWY as a result of the occurrence of an LWY Event of Default at any time, in each case, the indemnification provisions of this Section 7.2(b) shall not apply to any subsequent invalidation of any New Business Permit.

                (w) All other references in the Acquisition Agreement to "Conversion Amount", "Conversion Date", "Conversion Shares", "Note", "Closing Date Balance Sheet", "Closing Date Net Assets" and "Technology License Agreement" shall be deleted and replaced by references to "Settlement Amount", "Settlement Date", "Forward Contract Shares", "Forward Contract", "Effective Date Balance Sheet", "Effective Date Net Assets" and "Patent, Copyright and Technology License Agreement", respectively.


                                    SECTION 3

                         RESTRUCTURING OF HAN CONSULTING

                In order to facilitate the transfer of beneficial ownership of certain of the Assets, Purchaser and Seller have agreed upon the following arrangements with respect to Han Consulting, HMCL and WTITL:

        3.1 Equity Transfer. Pursuant to Sections 2.1(p), 2.9(l) and 6.2(h) of the Acquisition Agreement, at the Closing, LIAL shall deliver to Bonson share certificates representing the 51% of the ordinary shares of Han Consulting held by LIAL. Further, LIAL shall cause Han Consulting to undergo the restructuring as set out in Section 3.2 below on or prior to the Closing (the "Han Restructuring").

        3.2 Restructuring. Prior to the Closing, LIAL shall cause Han Consulting and the Han Minority Shareholders to execute and deliver any and all agreements, board resolutions, shareholders' resolutions and other instruments and documents necessary or desirable (the "Restructuring Documents"), each in form and substance reasonably satisfactory to Purchaser, to effectuate the Han Restructuring as follows:

                (a) prior to the Closing, Han Consulting shall (i) establish a wholly-owned subsidiary in the British Virgin Islands, Goldfame Consultants Limited ("Goldfame") and (ii) obtain the requisite board and shareholders approvals to transfer its 100% and 40% equity interests in HMCL and WTITL, respectively, to Goldfame (the "Onshore Han Transfer");

                (b) on or within two Business Days following the Closing Date, Han Consulting shall submit documentation to the relevant PRC Governmental Authorities to approve the Onshore Han Transfer with respect to HMCL;

                (c) on or as soon as practicable following the Closing Date, Han Consulting shall submit documentation to the relevant PRC Governmental Authorities to approve the Onshore Han Transfer with respect to WTITL;

                (d) simultaneously with the Onshore Han Transfer, (i) LIAL shall terminate the Han Loan Agreement, release the Floating Charge related thereto and waive its right of repayment under all outstanding loans thereunder,
(ii) LIAL shall enter into an agreement to transfer its 51% equity interest in Han Consulting to Purchaser as of the Closing Date in consideration for payment of US$1, and the Han Minority Shareholders shall waive any pre-emptive rights, rights of first refusal, co-sale rights or similar rights they may have under the Han Shareholders' Agreement, or otherwise, related to such transfer, (iii) the Han Shareholders' Agreement shall be terminated by the parties thereto, and
(iv) Han Consulting shall assign any and all right, title and interest of Han Consulting in the HMCL Loan Agreements and all outstanding loans thereunder to Bonson in consideration for payment of an aggregate amount equal to the Hong Kong dollar equivalent of RMB13 million (the "HMCL Loan Consideration"), which shall be paid to Han Consulting in full on the Closing Date, into a bank account of Han Consulting with respect to which Ms. Ying Han, in her capacity as a member of the board of directors of Han Consulting (effective as of the Closing
Date), and Mr. Cheung Wing Chung, shall have joint signatory authority (the "Han Bank Account"); for the avoidance of doubt, no part of the HMCL Loan Consideration, or any interest therein or the proceeds or earnings thereof, shall be included in the Effective Date Net Assets; and

                (e) upon the receipt by Han Consulting of the relevant PRC Governmental Authorities' approval of the Onshore Han Transfer, Han Consulting shall distribute by way of dividend (the "Han Distribution"): (x) to Bonson, 100% of the outstanding share capital of Goldfame, which at the time of distribution shall own 100% of the registered capital of HMCL and 40% of the registered capital of WTITL, and all of Han Consulting's right, title and interest in and to any other assets and properties of Han Consulting (other than the HMCL Loan Agreements and the Hong Kong dollar equivalent of RMB13 million in the Han Bank Account), including all such assets reflected in its most recent balance sheet for the year ended as of March 31, 2004; and (y) to the Han Minority Shareholders, an aggregate amount in cash equal to the Hong Kong dollar equivalent of RMB13 million, pro rata in accordance with their proportionate interests in Han Consulting.

        3.3 Transfer of WTITL. In the event that the transfer of WTITL to Goldfame has not been effectuated, or the receipt of the relevant PRC Governmental Authorities' approval relating thereto has not been obtained, by Han Consulting within 45 days following the Closing Date, Purchaser shall have the right, in its absolute discretion, to exclude Han Consulting's 40% equity interest in WTITL from the Assets being acquired under the Acquisition Agreement and in the calculation of the Effective Date Net Assets in the Effective Date Balance Sheet. If Purchaser exercises the right in the foregoing sentence, it shall use its best efforts to cause Han Consulting or Goldfame, as the case may be, to transfer the 40% equity interest in WTITL to Seller or a Subsidiary designated by Seller as soon as practicable. Notwithstanding anything to the contrary herein, in the event of such transfer of WTITL to Seller,
Section 5.8(a) of the Acquisition Agreement shall not apply to Seller's ownership of such 40% equity interest in WTITL.

                                    SECTION 4

                         BENEFICIAL OWNERSHIP OF LCSTSL

                In order to facilitate the transfer of beneficial ownership of certain of the Assets without undue interruption to the on-going operation of the Business, and in lieu of transferring the entire equity interest of LCSTSL held by LML and LBL to Purchaser on the Closing Date, Purchaser and Seller have agreed upon the following arrangements with respect to LCSTSL:

        4.1 Beneficial Ownership of LCSTSL. In lieu of LBL and LML transferring their respective 75% and 25% equity interests in LCSTSL to Purchaser, or a Purchasing Subsidiary designated by Purchaser, as contemplated in Sections 2.1(q), 2.9(m) and 6.2(o) of the Acquisition Agreement, LBL and LML shall enter into a contractual arrangement with LAI, dated as of the Closing Date, whereby LAI shall acquire beneficial ownership of, but not registered title to, LBL's and LML's respective 75% and 25% equity interests in LCSTSL (the "LCSTSL Beneficial Ownership Transfer"). Such contractual arrangement shall provide LAI with all of the economic benefits and obligations of owning all of the equity interest in LCSTSL (other than any Excluded Liabilities held by LCSTSL, which, for avoidance of doubt, shall remain the joint and several obligation of, and shall be duly performed by LBL, LML and Seller in accordance with the Acquisition Agreement) as well as the right to control LCSTSL after the Closing. LBL, LML and LCSTSL shall enter into the following LCSTSL Beneficial Ownership Agreements in order to effectuate the LCSTSL Beneficial Ownership Transfer, which shall be dated as of the Closing Date:

                (a) LCSTSL Power of Attorneys. Each of LBL and LML shall execute a power of attorney appointing LAI as its exclusive agent and attorney to act on their behalf with respect to all matters concerning their respective shareholdings in LCSTSL (collectively, the "LCSTSL Power of Attorneys").

                (b) LCSTSL Exclusive Business Cooperation Agreement. LCSTSL shall enter into an exclusive business cooperation agreement with LAI whereby LCSTSL shall appoint LAI as its exclusive services provider to provide LCSTSL with complete business support services and consulting services (the "LCSTSL Exclusive Business Cooperation Agreement") for a fee equal to all of the revenue of LCSTSL.

                (c) LCSTSL Share Pledge Agreement. LBL, LML, LCSTSL and LAI shall enter into a share pledge agreement whereby each of LBL and LML shall pledge all of their respective equity interests in LCSTSL to LAI as security for payment of the fee under the LCSTSL Exclusive Business Cooperation Agreement.

                (d) LCSTSL Equity Transfer Arrangement Agreement. Seller, LBL, LML and LAI shall enter into an equity transfer arrangement agreement (the "LCSTSL Equity Transfer Arrangement Agreement") whereby, as promptly as practicable after the earlier of (1) the receipt by LWY of the Information System Integration Qualification (Level I), from the Ministry of Information Industry of PRC (the "MII"), (2) the purchase by LAI or an Affiliate of LAI of all of LHL's equity interest in LWY pursuant to Section 5.2 below and (3) the occurrence of an LCSTSL Event of Default, Bonson shall purchase, and LBL and LML shall sell, all of the equity interest of LCSTSL for an aggregate consideration of RMB100 (the "LCSTSL Equity Transfer"). Pursuant to the LCSTSL Equity Transfer Arrangement Agreement, at the reasonable discretion of Seller, Seller may effectuate the transfer of the equity interest of LCSTSL to Bonson either
(i) through the direct transfer of such equity interest from LBL and LML to Bonson,or (ii) through the transfer to Bonson of all of the outstanding shares of a BVI Holdco established by Seller owning all of the outstanding equity interest in LCSTSL.

        4.2 Operation of LCSTSL's Business Post-Closing. At the Closing, LHL shall, subject to Section 5.2 below, exclusively authorize LCSTSL to operate the Security Services Business and execute contracts related thereto on LHL's behalf (the "Security Services Contracts"). Such authorization shall remain in effect until the earlier of: (1) October 19, 2011, (2) the receipt by LWY of the Information System Integration Qualification (Level I), from the MII, and
(3) the purchase by LAI or an Affiliate of LAI of all of LHL's equity interest in LWY as contemplated in Section 5.2 below. At the request of any existing or prospective client of LCSTSL, or for the purpose of soliciting or bidding on any projects relating to the Security Services Business, each of LHL and LBL shall provide all requested documentation evidencing LCSTSL's authorization and qualification to engage in the Security Services Business. The Security Services Business shall continue to be operated by LCSTSL with the services of the relevant Affiliates and Subsidiaries of Seller pursuant to the Procurement Agreement and the Transitional Services Agreement. The working capital for the operation of LCSTSL's business shall be provided by LAI pursuant to the LCSTSL Equity Transfer Arrangement Agreement. After the Closing, all new contracts of the Business operated by LCSTSL (other than the Security Services Contracts) shall be entered into by LAI to the extent practicable. All Assumed Contracts shall continue to be performed by LCSTSL.

                                    SECTION 5

                           BENEFICIAL OWNERSHIP OF LWY

                In order to facilitate Purchaser's obtaining the Security Business Permits as contemplated in Section 5.20 of the Acquisition Agreement, Purchaser and Seller have agreed upon the following arrangements with respect to
LWY:

        5.1 Establishment of LWY. Pursuant to Section 5.20(a) of the Acquisition Agreement, LHL shall, as soon as practicable after the Closing Date, establish LWY as a subsidiary in the PRC, and shall endeavor to obtain from the relevant PRC Governmental Authorities, the New Business Permits in the name of, and on behalf of LWY. LHL shall nominally hold not less than 51% of the equity interest in LWY, and the remaining equity interest shall be held by natural persons designated by LAI (the "LWY Minority Shareholders"). LAI shall enter into a loan agreement with LHL (the "LHL Loan Agreement") and loan agreements with each of the LWY Minority Shareholders (collectively, the "LWY Minority Loan Agreements") to fund the respective contributions of LHL and the LWY Minority Shareholders to the registered capital of LWY.

        5.2 Beneficial Ownership of LWY. LHL and the LWY Minority Shareholders shall enter into a contractual arrangement with LAI at Closing whereby LAI shall acquire beneficial ownership of, but not registered title to, LHL's and the LWY Minority Shareholders' respective 51% and 49% equity interests in LWY (the "LWY Beneficial Ownership Transfer"). Such contractual arrangement shall (i) provide LAI with all of the economic benefits and obligations of owning all of the equity interest in LWY, as well as the right to control LWY after the Closing, and (ii) shall remain effective, subject to Section 5.2(d) below, until the seventh anniversary of the Closing Date. LHL shall enter into the following LWY Beneficial Ownership Transfer Agreements as soon as practicable after the Closing Date with LAI in order to effectuate the LWY Beneficial Ownership Transfer:

                (a) LHL Power of Attorney. LHL shall execute a power of attorney appointing LAI as its exclusive agent and attorney to act on its behalf with respect to all matters concerning its shareholdings in LWY (the "LHL Power of Attorney").

                (b) LWY Exclusive Business Cooperation Agreement. LWY shall enter into an exclusive business cooperation agreement with LAI whereby LWY shall appoint LAI as its exclusive services provider to provide LWY with complete business support services and consulting services (the "LWY Exclusive Business Cooperation Agreement") for a fee equal to all of the revenue of LWY.

                (c) LWY Share Pledge Agreement. LHL shall enter into a share pledge agreement whereby LHL shall pledge all of its equity interests in LWY to LAI as security for payment of the fee under the LWY Exclusive Business Cooperation Agreement.

                (d) LWY Equity Transfer Arrangement Agreement. LHL shall enter into an equity transfer arrangement agreement (the "LWY Equity Transfer Arrangement Agreement") with LAI whereby as promptly as practicable after the earlier of (i) the seventh anniversary of the Closing Date, (ii) the occurrence of an LWY Event of Default and (iii) 60 days following the date of the LWY Purchase Notice (as defined below), LAI or an Affiliate of LAI shall purchase, and LHL shall sell, all of LHL's equity interest in LWY in consideration of the cancellation by LAI of all outstanding loans made to LHL under the LHL Loan Agreement (the "LWY Equity Transfer"). Pursuant to the LWY Equity Transfer Arrangement Agreement, at any time prior to the seventh anniversary of the Closing Date, LAI or an Affiliate of LAI shall have the right to purchase all of LHL's equity interest in LWY by giving a 60 days prior written notice to LHL (the "LWY Purchase Notice") setting forth the date of such purchase. Such right shall be exercisable by LAI or an Affiliate of LAI with or without the consent of LHL or Seller. Notwithstanding anything to the contrary herein, Purchaser and Seller agree to cooperate in good faith to effectuate the transfer of all of LHL's equity interest in LWY to LAI or an Affiliate of LAI as contemplated in this Section in a manner that would minimize their respective tax liabilities arising from such transfer. Notwithstanding anything to the contrary in Section
11.1 below, LHL and LAI agree that any income or withholding tax related to or imposed as a result of the transfer by LHL of all of its equity interest in LWY to LAI or an Affiliate of LAI shall be borne equally by LHL and LAI.

        5.3 Operation of LWY's Business. Upon the receipt by LWY of the Information System Integration Qualification from the MII, LHL shall, subject to
Section 4.2 above, exclusively authorize LWY to operate the Security Services Business and execute contracts related thereto on LHL's behalf. Such authorization shall remain in effect until the earlier of (i) the date on which LWY obtains all of the New Business Permits and (ii) the date on which the LWY Equity Transfer is effectuated. At the request of any existing or prospective client of LWY or for the purpose of soliciting or bidding on any projects relating to the Security Services Business, LHL shall provide all requested documentation evidencing LWY's authorization and qualification to engage in the Security Services Business. As part of the development of LWY's Security Services Business, LHL agrees that LWY may (i) establish a branch or office in the PRC, at any time, without its prior consent, (ii) establish wholly-owned subsidiaries in the PRC, at any time, only with its prior written consent (such consent not to be unreasonably withheld or delayed) and (iii) make an investment in, or merge with, consolidate with or acquire, a business engaged in the Security Services Business only with its prior written consent (such consent not to be unreasonably withheld or delayed).

                                    SECTION 6

                                   [RESERVED]



                                    SECTION 7

                    REPRESENTATIONS, WARRANTIES AND COVENANTS

        7.1 Seller Representations and Warranties. The Seller hereby represents and warrants that:

                (a) Goldfame is a corporation duly organized, validly existing and in good standing under the laws of the British Virgin Islands and has all requisite corporate power and authority to own, license, use, lease and operate its assets and properties and to carry on its business as it is now being conducted and as contemplated in this Supplement;

                (b) as of the Closing Date, all of the Assets (other than Assets (i) that are owned or held by HICCL, HMCL or WTITL, (ii) that have been transferred to Purchaser or an Affiliate of Purchaser pursuant to the Patent Assignment Agreement or the Asset Transfer Agreement or (iii) that are Assets contemplated in Section 5.9 of the Acquisition Agreement) are owned beneficially and of record by LCSTSL, free and clear of any Encumbrance;

                (c) as of the Closing Date, all Intellectual Property used or held for use in the Business (other than Intellectual Property owned by LCSTSL, Han Consulting, HMCL or

WTITL, as the case may be) either (i) has been transferred to Purchaser or an Affiliate designated by Purchaser pursuant to the Patent Assignment Agreement or the Asset Transfer Agreement or (ii) has been licensed to Purchaser or an Affiliate designated by Purchaser pursuant to the Trademark License Agreement or the Patent, Copyright and Technology License Agreement. Exhibit A to the Patent Assignment Agreement sets forth a true, complete and accurate list of all Business Intellectual Property that are patents reducible to schedule form (other than such Business Intellectual Property owned by LCSTSL, Han Consulting, HMCL or WTITL, as the case may be). Schedule 1 to the Asset Transfer Agreement sets forth a true, complete and accurate list of all Business Intellectual Property (other than patents and Business Intellectual Property owned by LCSTSL, Han Consulting, HMCL or WTITL, as the case may be). Schedules 2.1.1, 2.1.2 and
2.1.3 to the Patent, Copyright and Technology License Agreement set forth a true, complete and accurate list of all Excluded Intellectual Property; all of the Excluded Intellectual Property listed in Schedule 2.1.2 to the Patent, Copyright and Technology License Agreement are Foundational Patents;

                (d) on or prior to the Closing Date, all information and documents requested by Purchaser or Purchaser's legal or financial advisors that is material to Purchaser or Purchaser's legal or financial advisors' due diligence review of the Business have been provided to Purchaser and/or its legal or financial advisors; all such information provided by Seller or any of its Subsidiary is true, accurate and not misleading (except for information that expressly relates to a specified date or time need only be true and accurate as of such specified date or time) and each of such documents provided by Seller or any of its Subsidiary is in full force and effect (except for any document which by its terms has terminated on or prior to the date hereof);

                (e) the Restructuring Documents have been duly executed and delivered by each of the parties thereto (other than Bonson) and constitute valid and binding obligations of each of the parties thereto (other than Bonson), enforceable against each of them in accordance with their respective terms;

                (f) the Onshore Han Transfer and the Han Distribution have been approved by the board of directors and the shareholders of Han Consulting, and no other corporate or other proceedings on the part of Han Consulting are necessary to authorize the execution and the performance by Han Consulting of the Onshore Han Transfer and the Han Distribution;

                (g) the execution and performance by Han Consulting of the Onshore Han Transfer and the Han Distribution will not (i) conflict with or result in a breach of any provision of the certificate of incorporation or bylaws of Han Consulting, HMCL or WTITL; (ii) result in a violation or breach of or constitute a default (or an event which, with or without notice or lapse of time or both, would constitute a default) under, or result in the termination, modification or cancellation of, or the loss of a benefit under or accelerate the performance required by, or result in a right of termination, modification, cancellation or acceleration under the terms, conditions or provisions of any contract or other instrument of any kind to which Han Consulting, HMCL or WTITL is now a party; or (iii) violate any order, writ, injunction, decree, statute, treaty, rule or regulation applicable to Han Consulting, HMCL or WTITL;

                (h) other than approvals from the relevant PRC Governmental Authorities and certain filings or registrations under the laws of the British Virgin Islands with respect to the Han Restructuring, no declaration, filing or registration with, or notice to, or authorization, consent, order or approval of, any Governmental Authority or other Person is required to be obtained or made in connection with or as a result of the execution and performance by Han Consulting of the Han Restructuring; and

                (i)     the representations and warranties set out in Sections
3.2 (Authority; Non-Contravention; Approvals), 3.8(c) (Employee Benefits), 3.9(b) (Employee Matters), 3.12 (c) and (e) (No Violation of Law; Permits), the last sentence of 3.16 (Insurance) and 3.29

(Brokers) of the Acquisition Agreement are true and correct in all material respects as if each reference in those representations and warranties to "this Agreement" or "the Transaction Documents" includes a reference to (a) this Supplement and (b) the Acquisition Agreement, as supplemented and amended by this Supplement.

        7.2 Purchaser Representations and Warranties. The Purchaser hereby represents and warrants that the representations and warranties set out in Sections 4.2 (Authority; Non-Contravention; Approvals), 4.3 (Brokers) and 4.6 (Consents and Approvals) are true and correct in all material respects as if each reference in those representations and warranties to "this Agreement" or "the Transaction Documents" includes a reference to (a) this Supplement and
(b) the Acquisition Agreement, as supplemented and amended by this Supplement.

        7.3 Seller Intellectual Property Covenants. Seller covenants and agrees that:

                (a) if at any time after the Closing, Seller or any of its Subsidiaries become aware of a breach by Seller of any of its representations or warranties set forth in Section 7.1(c) in relation to the Intellectual Property used or held for use in the Business, it shall promptly give notice to Purchaser of such breach and Seller shall, or shall cause its Subsidiary to, execute and deliver such instruments and take such other actions as may be necessary to (i) in the case of Business Intellectual Property, sell, transfer, assign, convey and deliver such omitted Business Intellectual Property to a Subsidiary designated by Purchaser, and (ii) in the case of Excluded Intellectual Property other than Foundational Patents, grant a limited, royalty-free, fully paid-up, world-wide, exclusive license to a Subsidiary designated by Purchaser for the period of validity thereof and (iii) in the case of Excluded Intellectual Property that are Foundational Patents, grant a limited, royalty-free, full paid-up, world-wide, non-exclusive license to a Subsidiary designated by Purchaser for the period of validity thereof, in each case, as soon as practicable after the date of such notice but in no event later than ten (10) Business Days from the date thereof; provided that Purchaser's rights under this
Section 7.3(a) shall be in furtherance of, and not in limitation to, any and all additional rights and remedies of Purchaser for any breach of the representations and warranties set forth in Section 7.1(c); and

                (b) if at any time after the Closing, Purchaser or any of its Subsidiaries become aware of a breach by Seller of any of its representations or warranties set forth in Section 7.1(c) in relation to the Intellectual Property used or held for use in the Business, Seller shall promptly upon the receipt of notice of such breach from Purchaser, or shall cause its Subsidiary to, execute and deliver such instruments and take such other actions as may be necessary to (i) in the case of Business Intellectual Property, sell, transfer, assign, convey and deliver such omitted Business Intellectual Property to a Subsidiary designated by Purchaser and (ii) in the case of Excluded Intellectual Property other than Foundational Patents, grant a limited, royalty-free, fully paid-up, world-wide, exclusive license to a Subsidiary designated by Purchaser for the period of validity thereof and
(iii) in the case of Excluded Intellectual Property that are Foundational Patents, grant a limited, royalty-free, fully paid-up, world-wide, non-exclusive license to a Subsidiary designated by Purchaser for the period of validity thereof, in each case, as soon as practicable after the date of such notice but in no event later than ten (10) Business Days from the date thereof; provided that Purchaser's rights under this Section 7.3(b) shall be in furtherance of, and not in limitation to, any and all additional rights and remedies of Purchaser for any breach of the representations and warranties set forth in
Section 7.1(c).

                                    SECTION 8

                               SECONDED EMPLOYEES

        8.1 Costs and Expenses. Pursuant to Section 5.11(c) of the Acquisition Agreement, Purchaser and Seller agree that all cost and expenses related to the use of Seller's research and development facilities by, or the research performed by, the Seconded Employees during the secondment period shall be borne by Purchaser and Seller in accordance with this Section 8. Seller shall be responsible for all fixed costs during the secondment period, including any amount internally allocated by Seller to the Seconded Employees from Seller's overhead. Purchaser shall be responsible for all reasonable out-of-pocket variable costs and expenses related to the research performed by the Seconded Employees, provided Seller furnishes Purchaser with receipts and other reasonable evidence of such variable costs.

        8.2 New Intellectual Property. Purchaser and Seller shall have joint ownership of all new Intellectual Property, or improvements and enhancements to existing Intellectual Property owned by Seller or any of its Subsidiaries, made, developed, created, invented or discovered by the Seconded Employees during the secondment period contemplated by Section 5.11(c) of the Acquisition Agreement, and Seller shall, or shall cause its Subsidiaries to, promptly execute and deliver all necessary instruments and take all necessary actions to register such Intellectual Property with the relevant Government Authorities to reflect such joint ownership. Purchaser and Seller agree that all expenses relating to the registration of any such Intellectual Property or the maintenance of any such registration with the relevant PRC Governmental Authorities shall be borne equally by Purchaser and Seller.

                                    SECTION 9

                                 INDEMNIFICATION

        9.1 LCSTSL's Information System Integration Qualification. In furtherance of, but without limitation to, Section 7.2 of the Acquisition Agreement, in connection with the notice issued by the MII to LCSTSL, dated
July 16, 2004, regarding its intent to downgrade LCSTSL's Information System Integration Qualification from Level I to Level II, Seller shall indemnify Purchaser in the amount of RMB1 million if LCSTSL does not receive a written confirmation from MII that LCSTSL has met all the requirements to maintain its SI Qualification at Level I within three months following the Closing Date. Seller agrees with Purchaser that (i) in the event that the Settlement Date has not yet occurred, the RMB1 million shall be deducted from the Settlement Amount or (ii) in the event that the Settlement Date has occurred, Purchaser shall have the right pursuant to Section 3(g) of the Escrow Agreement to instruct the Escrow Agent to deliver to Purchaser Escrow Shares having an aggregate Market Value of RMB1 million on the Settlement Date.

        9.2 Claims of Former Employees of HMCL. In furtherance of, and without limitation to, Section 7.2 of the Acquisition Agreement, Seller shall indemnify and hold harmless any Purchaser Indemnified Party (including, for the avoidance of doubt, HMCL) from and against any and all Losses that may be asserted against or paid, suffered or incurred by any of them that arise out of, result from, are based upon or relate to (i) any action, claim, suit or proceeding brought against any of them by former employees of HMCL with respect to events or matters that occurred prior to the Closing Date, (ii) the correspondence to Purchaser dated July 28, 2004 from Yao Jianrong, Zhong Zhigang and Xu Xiaojian, or (iii) any past, present or future use, infringement, misappropriation or other violation of any of the trademarks or other Intellectual Property of HMCL by any such former employees based on any claim of ownership of, or license to use, such trademarks or other Intellectual Property of HMCL that such former employees may have against HMCL or any shareholders of Han Consulting prior to the Closing Date. Notwithstanding anything to the contrary in the Acquisition Agreement, the limitation on liability contained in
Section 7.4 therein shall not apply to any claim for indemnity based on this
Section 9.2.

                                   SECTION 10

                                 LEGAL OPINIONS

        10.1 Legal Opinions. In addition to the legal opinions contemplated by Section 6.1(g) of the Acquisition Agreement, Seller shall provide Purchaser with the following legal opinions:

                (a) a legal opinion of Conyers Dill & Pearman, British Virgin Islands counsel to Seller, dated the Closing Date, with respect to, among other things, the due incorporation of Goldfame and the enforceability of the Restructuring Documents, in form and substance reasonably satisfactory to Purchaser;

                (b) a legal opinion of Tian Yuan Law Firm, PRC counsel to Seller, dated the Closing Date, with respect to, among other things, Goldfame's ownership of 100% of the equity interest in HMCL, and the enforceability of the LCSTSL Beneficial Ownership Agreements, in form and substance reasonably satisfactory to Purchaser; and

                (c) a legal opinion of Tian Yuan Law Firm, PRC counsel to Seller, dated the date of the execution of the LWY Beneficial Ownership Agreements, with respect to, among other things, Goldfame's ownership 40% of the equity interest in WTITL, the due incorporation of LWY, the registered capital of LWY and the enforceability of the LWY Beneficial Ownership Agreements, substantially in the form and substance as set forth in Exhibit B hereto.

                                   SECTION 11

                                   TAX MATTERS

        11.1 Tax Indemnity. Subject to Section 5.2 above, Seller shall indemnify and hold harmless Purchaser, its Subsidiaries and its Affiliates (including, from Closing, Han Consulting, Goldfame, BVI Holdco, LCSTSL, LWY, WTITL and HMCL) against (i) any Tax (including, without limitation, any income, withholding, value-added, business or turnover Tax) imposed as a result of any transaction contemplated in Sections 2, 3, 4, 5 and 6 of this Supplement (a "Restructuring Tax"), (ii) any liability for a Restructuring Tax imposed on another person (including, without limitation, liability as a result of being a successor to, or transferee of, another person), (iii) any Tax (including, without limitation, any income, withholding, value-added, business or turnover
Tax) that relates to, or is imposed with respect to or as a result of (a) an act, transaction or activity of Goldfame, LCSTSL, BVI Holdco, LWY, WTITL or HMCL which occurs prior to Closing or (b) income, gain, profit or revenue of any such Person which arises prior to Closing, (iv) any Tax arising out of or resulting from a Transferred Company's ownership of an Excluded Asset after the Closing or being obligated under or subject to an Excluded Liability after the Closing or the transfer of such Excluded Asset or Excluded Liability, as the case may be, to Seller or its Affiliates after the Closing and (v) any costs, expenses (including, without limitation, reasonable expenses of investigation and attorneys' fees and expenses), losses, damages, assessments, settlements or judgments arising out of or incident to the imposition, assessment or assertion of any Tax or liability described in (i), (ii), (iii) or (iv) (the sum of (i), (ii), (iii), (iv) and (v) being referred to herein as a "Restructuring Tax Cost"). Notwithstanding anything to the contrary in the Acquisition Agreement, the limitation on liability contained in Section 7.4 therein shall not apply to any claim for indemnity based on this Section 11.1.

        11.2 Payment. Not later than 30 days after receipt by Seller of written notice from Purchaser stating that any Restructuring Tax Cost has been incurred by any of the Persons specified in Section 11.1 and the amount thereof, Seller shall discharge its obligation under Section 11.1 with respect to such Restructuring Tax Cost by paying to Purchaser (or, if so directed by Purchaser, to a Tax authority) an amount equal to the amount of such Restructuring Tax Cost.

        11.3 Procedure. Purchaser agrees to give prompt notice to Seller of any Restructuring Tax Cost or the assertion of any claim, or the commencement of any suit, action or proceeding in respect of which indemnity may be sought hereunder which Purchaser deems to be within the ambit of this Section 11. Seller may, at its own expense, (i) participate in and (ii) upon notice to Purchaser, assume the defense of any such suit, action or proceeding (including any Tax audit); provided that (x) Seller shall thereafter consult with Purchaser upon

Purchaser's reasonable request for such consultation from time to time with respect to such suit, action or proceeding (including any Tax audit) and (y) Seller shall not agree to any settlement or other final disposition with respect to any Tax without the prior written consent of Purchaser (which shall not be unreasonably withheld). If Seller assumes such defense, (i) Purchaser shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by Seller and
(ii) Seller shall not assert that the Restructuring Tax Cost, or any portion thereof, with respect to which Purchaser seeks indemnification is not within the ambit of this Section 11. Unless and until Seller elects to assume such defense, Purchaser may pay, compromise or contest the Tax at issue. Seller shall be liable for the fees and expenses of counsel employed by Purchaser for any period during which Seller has not assumed the defense thereof. Whether or not Seller chooses to defend or prosecute any claim, all of the parties hereto shall cooperate in the defense or prosecution thereof. Notwithstanding any other provision of this Section 11, Seller shall not be liable under this Section 11 with respect to any Restructuring Tax Cost resulting from a claim or demand the defense of which Seller was not offered the opportunity to assume as provided under this Section 11.3, to the extent Seller's liability under this Section 11 is materially adversely affected as a result thereof.

                                   SECTION 12

                   EARLY TERMINATION OF THE ESCROW ARRANGEMENT

                Purchaser and Seller agree to jointly notify the Escrow Agent, pursuant to Section 4(c) of the Escrow Agreement, to amend the Termination Date of the Escrow Agreement from October 19, 2011 to the following dates under the following circumstances:

                (1) if Purchaser exercises its right to acquire the outstanding equity interest of LWY under the LWY Equity Transfer Agreement at any time prior to the sixth anniversary of the Closing Date, Purchaser and Seller shall jointly notify the Escrow Agent to amend such Termination Date to the first anniversary of the date on which the LWY Equity Transfer is effectuated; and

                (2) if Purchaser is required to purchase the outstanding equity interest of LWY at any time as a result of the occurrence of an LWY Event of Default, Purchaser and Seller shall jointly notify the Escrow Agent to amend such Termination Date to the date on which the LWY Equity Transfer is effectuated.

                                   SECTION 13

                                  GOVERNING LAW

                THIS SUPPLEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD FOR THE CONFLICTS OF LAWS PRINCIPLES THEREOF.

                                   SECTION 14

                             INCORPORATION OF TERMS

                The provisions set out in Section 5.3(a) (Reasonable Efforts),
Section 9.4 (Waiver), Section 9.9 (Invalid Provisions), Section 9.11 (Arbitration) and Section 9.14 (Interpretation) shall be incorporated into this Supplement as if set out in full herein and as if references in those Sections to "this Agreement" are references to this Supplement.

                                   SECTION 15

                       EFFECT ON THE ACQUISITION AGREEMENT

                Except as modified, supplemented or superseded hereby, the Acquisition Agreement shall remain in full force and effect and binding between the parties. The provisions of Article VII of the Acquisition Agreement regarding indemnification shall apply to the provisions hereof as if the provisions hereof were set forth in the Acquisition Agreement.

                                   SECTION 16

                             EFFECTIVE DATE; CLOSING

                Each of Seller and Purchaser agree that the acquisition of the Assets as contemplated in the Acquisition Agreement and this Supplement shall become effective as of the date (such date, the "Effective Date") when Purchaser acquired control of the Assets from Seller, which Seller and Purchaser acknowledge to have occurred on October 1, 2004, pursuant to a letter agreement between Seller and Purchaser, regardless of whether the Closing occurs on the Effective Date or any other date.

                                   SECTION 17

                            EXECUTION IN COUNTERPARTS

                This Supplement may be executed in any number of counterparts, all of which will constitute one and the same instrument.


                            [SIGNATURE PAGE FOLLOWS]

                IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                                                LENOVO GROUP LIMITED


                                                By:
                                                       -------------------------
                                                Name:
                                                Title:


                                                ASIAINFO HOLDINGS, INC.


                                                By:
                                                       -------------------------
                                                Name:
                                                Title:









              [SIGNATURE PAGE TO SUPPLEMENT AND AMENDMENT NO. 1 TO
                             ACQUISITION AGREEMENT]

                                    EXHIBIT A

                            FORM OF FORWARD CONTRACT

                This FORWARD CONTRACT (this "Forward Contract"), dated as of October [o], 2004, is made and entered into by and between Bonson Information Technology Limited, a company organized and existing under the laws of the British Virgin Islands ("Bonson"), and Lenovo IT Alliance Limited, a company organized and existing under the laws of the British Virgin Islands ("LIAL").

                This Forward Contract is the forward contract referred to in, and is subject to all of the terms and conditions of, the Acquisition Agreement dated July 27, 2004 (the "Acquisition Agreement") by and between AsiaInfo Holdings, Inc., a corporation organized and existing under the law of the State of Delaware of the United States ("Purchaser"), and Lenovo Group Limited, a company organized and existing under the law of the Hong Kong Special Administrative Region of the People's Republic of China ("Seller"), as supplemented and amended by Supplement and Amendment No. 1 to Acquisition Agreement (the "Supplement") dated October 1, 2004 by and between Purchaser and Seller. The Acquisition Agreement, as supplemented and amended by the Supplement, is referred to herein as the "Amended Acquisition Agreement". Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Amended Acquisition Agreement. In the event of any conflict between the provisions hereof and the provisions of the Amended Acquisition Agreement, the relevant provisions of the Amended Acquisition Agreement shall prevail.

                Bonson and LIAL have agreed to enter into this Forward Contract to provide for the forward payment of part of the Purchase Price for the Assets in the amount of RMB260,000,000 (the "Settlement Amount"), as contemplated in
Section 2.5(a) of the Amended Acquisition Agreement. Bonson and LIAL agree that the Settlement Amount shall be satisfied through the transfer by Bonson to LIAL, at any time during the 12-month period following the Closing Date, as determined by Bonson at its sole and absolute discretion (the "Settlement Date"), of an aggregate number of duly authorized, validly issued, fully paid and nonassessable shares of the common stock, par value $0.01 per share, of Purchaser (the "Forward Contract Shares") having a Market Value equivalent to the Settlement Amount as calculated in accordance with Section 2.11 of the Amended Acquisition Agreement, subject to any adjustment as provided in Sections 2.10(f), 2.11(c) or elsewhere in the Amended Acquisition Agreement, and further subject to the AsiaInfo Share Cap as provided in Section 2.11 of the Amended Acquisition Agreement. In the event that the Settlement Amount is greater than the Market Value of the maximum number of Forward Contract Shares available under the AsiaInfo Share Cap, the difference shall be paid by Purchaser or Bonson (at Purchaser's option) to Seller, in cash or in AsiaInfo Shares having an aggregate Market Value on the Settlement Date equal to such difference, or in any combination of cash and AsiaInfo Shares, at the sole and absolute discretion of Purchaser. LIAL acknowledges and agrees that the Forward Contract Shares that are Escrow Shares shall be delivered to the Escrow Agent pursuant to the terms of the Escrow Agreement and that the release of such shares to LIAL shall be subject to the terms thereof.

                On the Settlement Date, Bonson shall transfer AsiaInfo Shares that it holds free and clear of Encumbrances (other than Permitted Encumbrances or Encumbrances arising by virtue of applicable securities laws) to LIAL or the Escrow Agent, as the case may be, in order to fulfil its obligation to deliver the Forward Contract Shares under this Forward Contract. As soon as possible after the Settlement Date (but in any event within five Business Days), Bonson shall deliver (i) to LIAL a certificate or certificates representing the number of Forward Contract Shares that are not Escrow Shares and (ii) to the Escrow Agent a certificate or certificates representing the number of Forward Contract Shares that are Escrow Shares, in each case, duly endorsed for transfer in blank or in the name of LIAL. The transfer of the Forward Contract Shares shall be deemed to have been effected as of the close of business on the Settlement Date. Bonson shall give written notice of such delivery to LIAL no later than 2:00 p.m. on the Settlement Date. Such notice shall include the number of AsiaInfo Shares to be transferred and shall be delivered in accordance with the notice provisions in Section 9.1 of the Amended Acquisition Agreement. This Forward Contract shall not entitle LIAL to any rights as a shareholder of Purchaser or to any other rights except the rights stated herein. At such time as such delivery has been effected, the rights of LIAL under this Forward Contract shall cease, and LIAL shall be deemed to have become the holder of record of the Forward Contract Shares.

                The delivery of certificates for the Forward Contract Shares shall be made without charge to LIAL for transfer tax (if any) in respect thereof or other cost incurred by Bonson in connection with the delivery of the Forward Contract Shares under this Forward Contract. On or prior to the Settlement Date, Bonson shall take all such actions as are necessary in order to ensure that the Forward Contract Shares deliverable under this Forward Contract shall be validly issued by Purchaser, fully paid and nonassessable, and held by Bonson, free and clear of all Encumbrances (other than Permitted Encumbrances or Encumbrances arising by virtue of applicable securities laws), and shall rank pari passu with all other AsiaInfo Shares.

                Bonson hereby represents and warrants to Seller that, assuming the accuracy of the representations and warranties of the Seller in Section 3.30 of the Amended Acquisition Agreement, the transfer of the AsiaInfo Shares to LIAL on the Settlement Date will not require registration under the Securities Act.

                LIAL acknowledges and agrees that, except as contemplated in
Section 2.11(b) of the Amended Acquisition Agreement, in no event shall it be entitled to receive cash or other assets, other than the Forward Contract Shares, in respect of Bonson's obligation to deliver the Settlement Amount and that such obligation shall be fully satisfied by prompt delivery (and in any event within five Business Days following the Settlement Date) of (i) the certificate or certificates representing the number of Forward Contract Shares that are not Escrow Shares to LIAL and (ii) the certificate or certificates representing the number of Forward Contract Shares that are Escrow Shares to the Escrow Agent. LIAL acknowledges that the foregoing agreement is an essential element of this Forward Contract, absent which Purchaser would not have entered into the transactions contemplated in the Amended Acquisition Agreement and hereby.

                Each of the parties agrees that (i) for all United States federal, state and local tax purposes, this Forward Contract in its entirety shall be treated as a forward contract for the delivery of the Forward Contract Shares and will be not be treated in whole or any portion thereof, as constituting indebtedness or giving rise to any amount of interest or other ordinary expense to LIAL and (ii) this Forward Contract is not intended to be governed by the provisions of the United States Commodity Exchange Act of 1936, as amended, or by the rules or regulations of the United States Commodity Futures Trading Commission.

                Bonson agrees that if it defaults in the performance of its obligation hereunder, LIAL shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

                This Forward Contract constitutes a "securities contract" within the meaning of Section 741(7) of Title 11 of the United States Code as amended (the "Bankruptcy Code"), and as such each party shall be entitled to the rights and benefits afforded to such securities contract under the Bankruptcy Code.

                This Forward Contract shall not be assigned or transferred by either party, in whole or in part, without the prior written consent of the other party; provided, however, that such consent shall not be unreasonably withheld in the event of a proposed assignment by either party to an Affiliate of such party that agrees in writing to be bound by all relevant provisions of this Forward Contract and the other Transaction Documents.

                THIS FORWARD CONTRACT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK OF THE UNITED STATES.



                            [SIGNATURE PAGE FOLLOWS]

                IN WITNESS WHEREOF, the parties have executed this Forward Contract as of the date and year first above written.

                                                BONSON INFORMATION TECHNOLOGY
                                                LIMITED


                                                By:
                                                   -----------------------------
                                                   Name:
                                                   Title:


                                                LENOVO IT ALLIANCE LIMITED


                                                By:
                                                   -----------------------------
                                                   Name:
                                                   Title:






                      [SIGNATURE PAGE TO FORWARD CONTRACT]

                                    EXHIBIT B

                   FORM OF LEGAL OPINION OF TIAN YUAN LAW FIRM

To: AsiaInfo Holdings, Inc.

                                                                       [o], 2004

Dear Sirs,

1. We are qualified PRC lawyers and have acted on behalf of Lenovo Group Limited ("Seller") in connection with the Acquisition Agreement dated as of July 27, 2004 by and between Seller and AsiaInfo Holdings, Inc. ("Purchaser"), and as supplemented and amended as of October 1, 2004 (the "Acquisition Agreement").

2. Terms defined in the Acquisition Agreement shall, unless otherwise defined in this letter, bear the same respective meanings when used herein.

3. In giving this opinion, we have examined, together with such corporate and other documents and records as we have considered necessary or desirable to examine in order that we may give the opinions set forth in this letter, executed copies of the following documents and agreements related to the transactions contemplated thereby (collectively, the "Documents"):

           [FULL LIST OF OTHER TRANSACTION DOCUMENTS - TO BE INSERTED]

4.      In giving this opinion, we have made the following assumptions:

        (i) That all signatures, seals and chops on the documents submitted to us are genuine;

        (ii) That all documents submitted to us as originals are authentic and that all documents submitted to us as copy documents are complete and conform to their originals;

        (iii) That each of the Documents has been duly authorized by, has been duly executed and delivered by, and constitutes legal, valid, binding and enforceable obligations of, all of the parties thereto (other than Seller or an Affiliate of Seller); and

        (iv)    That all factual statements made in such documents are correct.

        This legal opinion is confined to and given on the basis of the published laws of the People's Republic of China as at the date hereof. We have not investigated, and we do not express or imply any view or opinion on, or in respect of, the laws of any other jurisdiction, and we have assumed that no such laws and/or regulations would affect the opinions expressed below.

5. Based on the above assumptions and subject to the qualifications herein, we are of the opinion that:

        (i) Each of LHL, WTITL and [Chinese characters omitted] ("LWY") (each a "PRC Entity" or together the "PRC Entities") is duly organized as a company with limited liability, validly existing and in good standing under the laws of the People's Republic of China, and has the power and authority (corporate or other)
(1) to carry on its business as it is currently conducted and to own, lease and operate the properties and assets used in connection therewith and (2) to the extent it is a party thereto, to execute, deliver and perform the Documents, and the transactions contemplated thereby.

        (ii) Each of the PRC Entities has obtained all necessary licenses, authorizations and approvals to conduct its business as currently conducted, such licenses, authorization and approvals being in full force and effect, and no violations exist in respect of any such license, authorization or approval, except where such violation would not have a material adverse effect on the ability of any of the PRC Entities to perform its obligations under the Documents.

        (iii) The Documents have been duly authorized, executed and delivered by, and constitute the legal, valid, binding and enforceable obligations of, each of the PRC Entities (to the extent such PRC entity is a party thereto).

        (iv) After due inquiry and to the best of our knowledge, none of the PRC Entities is in violation of any PRC law, regulation or decree that has or would have a material adverse effect on any of the PRC Entities.

        (v) After due inquiry and to the best of our knowledge, none of the PRC Entities is currently subject to any claims, suits or demands or actions threatened or initiated by or before any PRC governmental or public body, authority or regulatory agency, which may have a material adverse effect on the ability of any of the PRC Entities to perform its obligations under the Documents to the extent it is a party thereto.

        (vi) The execution, delivery and the performance by each of the PRC Entities of its obligations under the Documents and the consummation of the transactions contemplated thereby did not and will not (a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the articles of association or other organizational documents of any of the PRC Entities, (b) conflict with or result in a violation or breach of any term or provisions of any law or order known to us or (c) require any of the PRC Entities to obtain any consent, approval or action of, make any filing with or give any notice to any Governmental Authority.

        (vii) None of the PRC Entities nor any of their assets or properties enjoys, under the laws of the PRC, any right of immunity from service of process, jurisdiction, suit, judgment, immunity from any legal or other proceedings or from enforcement, execution or attachment in respect of its obligations in the transactions contemplated under the LWY Transaction Documents.

        (viii) The registered capital of LWY is RMB[ ], all of which has been fully contributed and verified, and LHL, [ ] and [ ] are the record holders of 51%, [ ] and [ ], respectively, of the outstanding equity interest in LWY, in each case free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity, except the pledge created under the LWY Share Pledge Agreement and the option granted under the Equity Transfer Arrangement Agreement.

        (ix) The beneficial ownership structure of LWY, its business and its contractual arrangement with LAI, as set forth in the LWY Documents, are in compliance with all existing PRC laws and regulations and do not require any consent, approval or action of, filing with, or notice to, any Governmental Authority except as expressly set out therein.

        (x) The registered capital of WTITL is RMB10,000,000, all of which has been fully contributed and verified, and (as of the date hereof) HICCL, Dongfeng Automobile Co., Ltd. [Chinese characters omitted] and Dongfeng Automobile Limited [Chinese characters omitted] are the record holders of 40%, 35% and 25%, respectively, of the outstanding equity interest in WTITL. HICCL holds its 40% equity interest in WTITL free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity. With respect to the transactions contemplated by the WTITL Equity Transfer Agreement (the "WTITL Transactions"), we have (1) prepared all the related corporate and other documents, (2) arranged for such documents to be duly executed by the parties thereto and (3) submitted the WTITL Equity Transfer Agreement and all such documents to [insert name of relevant MOFCOM/COFCOM] for its approval of the WTITL Transactions. To the best of our knowledge, we are not aware of any substantial legal obstacle in obtaining such approval from [insert name of relevant MOFCOM/COFCOM]. The receipt of approval from [insert name of relevant MOFCOM/COFCOM] for the transactions contemplated by the WTITL Equity Transfer Agreement will transfer to Goldfame good and valid title to all of the outstanding equity interest in WTITL, free and clear of any adverse claim.

        (xi) The courts of the PRC would recognize as a valid judgment, a final and conclusive arbitral award obtained in accordance with Section 9.11 of the Acquisition Agreement against any of the PRC Entities under which a sum of money is payable and would recognize and enforce such award without re-examination or re-litigation of any matter which shall be the subject of such award.

        This opinion letter may be relied upon only by you as at the date hereof but not by any other person or for any purpose other than in connection with the transactions contemplated by the Documents without, in each instance, our prior written consent.

Yours faithfully,


TIAN YUAN LAW FIRM

                                    EXHIBIT E

                    SCHEDULE OF THE SECURITY BUSINESS PERMITS

Category (i)
SALES LICENSE OF SPECIALIZED PRODUCTS FOR COMPUTER INFORMATION SYSTEM SECURITY ([Chinese characters omitted])

        Title of Certificate   Name of Product       Issuing Authority             Type
        --------------------   ------------------    -----------------   ------------------------
1       [Chinese characters    [Chinese characters   [Chinese characters  Product-by-product
         omitted]               omitted] Super V      omitted]            basis

2       [Chinese characters    [Chinese characters   [Chinese characters  Product-by-product
         omitted]               omitted] Power V      omitted]            basis

3       [Chinese characters    [Chinese characters   [Chinese characters  Product-by-product
         omitted]               omitted] Smart V      omitted]            basis

4       [Chinese characters    [Chinese characters   [Chinese characters  Product-by-product
         omitted]               omitted] SIS-3000     omitted]            basis

5       [Chinese characters    [Chinese characters   [Chinese characters  Product-by-product
         omitted]               omitted] V3.2         omitted]            basis

6       [Chinese characters    [Chinese characters   [Chinese characters  Product-by-product
         omitted]               omitted] V2.0         omitted]            basis

Category (ii)
PRODUCT MODEL CERTIFICATE OF CHINA INFORMATION SECURITY PRODUCTS ASSESSMENT AND CERTIFICATION CENTRE ([CHINESE CHARACTERS OMITTED])

        Title of Certificate   Name of Product       Issuing Authority            Type
        --------------------   ------------------    -----------------   ------------------------
7       [Chinese characters    [Chinese characters   [Chinese characters  Product-by-product
         omitted]               omitted] Super V(3.0) omitted]            basis

8       [Chinese characters    [Chinese characters   [Chinese characters  Product-by-product
         omitted]               omitted] Power V(2.5) omitted]            basis

9       [Chinese characters    [Chinese characters   [Chinese characters  Product-by-product
        omitted]                omitted] Smart V      omitted]            basis

10      [Chinese characters    [Chinese characters   [Chinese characters  Product-by-product
         omitted]               omitted] SIS-3000     omitted]            basis
                               [Chinese characters
                                omitted] (V1.0)

11      [Chinese characters    [Chinese characters   [Chinese characters  Product-by-product
         omitted]               omitted] (V3.2)       omitted]            basis

Category (iii)
SECRET-RELATED INFORMATION SYSTEM PRODUCT TEST AND EXAMINATION CERTIFICATE OR NEW PRODUCT ASSESSMENT CERTIFICATE ([CHINESE CHARACTERS OMITTED])

        Title of Certificate   Name of Product       Issuing Authority            Type
        --------------------   ------------------    -----------------   ------------------------
12      [Chinese characters    [Chinese characters   [Chinese characters  Product-by-product
         omitted]               omitted] V3.2         omitted]            basis

13      [Chinese characters    [Chinese characters   [Chinese characters  Product-by-product
         omitted]               omitted] SIS-3000     omitted]            basis
                               [Chinese characters
                                omitted] V1.0

14      [Chinese characters    [Chinese characters   [Chinese characters  Product-by-product
         omitted]               omitted] Smart V      omitted]            basis

15      [Chinese characters    [Chinese characters   [Chinese characters  Product-by-product
         omitted]               omitted] Power V      omitted]            basis

16      [Chinese characters    [Chinese characters   [Chinese characters  Product-by-product
         omitted]               omitted] Super V      omitted]            basis

Category (iv)
MILITARY INFORMATION SECURITY PRODUCT CERTIFICATION CERTIFICATE ([CHINESE CHARACTERS OMITTED])

        Title of Certificate   Name of Product       Issuing Authority            Type
        --------------------   ------------------    -----------------   ------------------------
17      [Chinese characters    [Chinese characters   [Chinese characters  Product-by-product
         omitted]               omitted] Super V      omitted]            basis

18      [Chinese characters    [Chinese characters   [Chinese characters  Product-by-product
         omitted]               omitted] Power V      omitted]            basis

19      [Chinese characters    [Chinese characters   [Chinese characters  Product-by-product
         omitted]               omitted] Smart V      omitted]            basis

20      [Chinese characters    [Chinese characters   [Chinese characters  Product-by-product
         omitted]               omitted] SIS-3000     omitted]            basis
                               [Chinese characters
                                omitted] V1.0

21      [Chinese characters    [Chinese characters   [Chinese characters  Product-by-product
         omitted]               omitted] V3.2         omitted]            basis


Category (v)
SOFTWARE ENTERPRISE CERTIFICATE AND SOFTWARE PRODUCT COPYRIGHT CERTIFICATE ([CHINESE CHARACTERS OMITTED])

        Title of Certificate   Name of Product       Issuing Authority            Type
        --------------------   ------------------    -----------------   ------------------------
22      [Chinese characters    [Chinese characters   [Chinese characters  Product-by-product
         omitted]               omitted] V3.2         omitted]            basis

23      [Chinese characters    [Chinese characters   [Chinese characters  Product-by-product
         omitted]               omitted] SIS-3000     omitted]            basis
                               [Chinese characters
                                omitted] V1.0

24      [Chinese characters    [Chinese characters   [Chinese characters  Product-by-product
         omitted]               omitted] SJW44        omitted]            basis
                               [Chinese characters
                                omitted] V1.0

25      [Chinese characters    [Chinese characters   [Chinese characters  Product-by-product
         omitted]               omitted] V2.0         omitted]            basis

Category (vi) CERTIFICATE OF DESIGNATED UNIT FOR PRODUCTION OF COMMERCIAL CRYPTO-GOODS ([CHINESE CHARACTERS OMITTED]), SALES LICENSE FOR COMMERCIAL CRYPTO-GOODS ([CHINESE CHARACTERS OMITTED]) AND A PRODUCT CERTIFICATION SUBSTANTIALLY SIMILAR TO THE SJW44 NETWORK CRYPTOGRAPHIC FACILITY IDENTIFICATION CERTIFICATE (SJW44 [CHINESE CHARACTERS OMITTED])

        Title of Certificate   Name of Product       Issuing Authority             Type
        --------------------   ------------------    -----------------    ------------------------
26      [Chinese characters                          [Chinese characters  Corporate basis
         omitted]                                     omitted]

27      [Chinese characters                          [Chinese characters  Corporate basis
         omitted]                                     omitted]

28      [Chinese characters     SJW44 [Chinese       [Chinese characters  Product-by-product
         omitted]               characters            omitted]            basis
                                omitted]


Category (vii)
COMPUTER INFORMATION SYSTEM INTEGRATION CONCERNING STATE SECRETS QUALIFICATION CERTIFICATE ([CHINESE CHARACTERS OMITTED])

        Title of Certificate   Name of Product       Issuing Authority             Type
        --------------------   ------------------    -----------------    ------------------------
29      [Chinese characters                          [Chinese characters  Corporate basis
         omitted]                                     omitted]

30      [Chinese characters   [Chinese characters    [Chinese characters  Corporate basis
         omitted]              omitted] (B [Chinese   omitted]
                               characters omitted])
                              [Chinese characters
                               omitted]


                                                                       EXHIBIT D

                                                                  EXECUTION COPY

                                FORWARD CONTRACT

        This FORWARD CONTRACT (this "Forward Contract"), dated as of October 18, 2004, is made and entered into by and between Bonson Information Technology Limited, a company organized and existing under the laws of the British Virgin Islands ("Bonson"), and Lenovo IT Alliance Limited, a company organized and existing under the laws of the British Virgin Islands ("LIAL").

        This Forward Contract is the forward contract referred to in, and is subject to all of the terms and conditions of, the Acquisition Agreement dated July 27, 2004 (the "Acquisition Agreement") by and between AsiaInfo Holdings, Inc., a corporation organized and existing under the law of the State of Delaware of the United States ("Purchaser"), and Lenovo Group Limited, a company organized and existing under the law of the Hong Kong Special Administrative Region of the People's Republic of China ("Seller"), as supplemented and amended by Supplement and Amendment No. 1 to Acquisition Agreement (the "Supplement") dated October 1, 2004 by and between Purchaser and Seller. The Acquisition Agreement, as supplemented and amended by the Supplement, is referred to herein as the "Amended Acquisition Agreement". Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Amended Acquisition Agreement. In the event of any conflict between the provisions hereof and the provisions of the Amended Acquisition Agreement, the relevant provisions of the Amended Acquisition Agreement shall prevail.

        Bonson and LIAL have agreed to enter into this Forward Contract to provide for the forward payment of part of the Purchase Price for the Assets in the amount of RMB260,000,000 (the "Settlement Amount"), as contemplated in
Section 2.5(a) of the Amended Acquisition Agreement. Bonson and LIAL agree that the Settlement Amount shall be satisfied through the transfer by Bonson to LIAL, at any time during the 12-month period following the Closing Date, as determined by Bonson at its sole and absolute discretion (the "Settlement Date"), of an aggregate number of duly authorized, validly issued, fully paid and nonassessable shares of the common stock, par value $0.01 per share, of Purchaser (the "Forward Contract Shares") having a Market Value equivalent to the Settlement Amount as calculated in accordance with Section 2.11 of the Amended Acquisition Agreement, subject to any adjustment as provided in Sections 2.10(f), 2.11(c) or elsewhere in the Amended Acquisition Agreement, and further subject to the AsiaInfo Share Cap as provided in Section 2.11 of the Amended Acquisition Agreement. In the event that the Settlement Amount is greater than the Market Value of the maximum number of Forward Contract Shares available under the AsiaInfo Share Cap, the difference shall be paid by Purchaser or Bonson (at Purchaser's option) to Seller, in cash or in AsiaInfo Shares having an aggregate Market Value on the Settlement Date equal to such difference, or in any combination of cash and AsiaInfo Shares, at the sole and absolute discretion of Purchaser. LIAL acknowledges and agrees that the Forward Contract Shares that are Escrow Shares shall be delivered to the Escrow Agent pursuant to the terms of the Escrow Agreement and that the release of such shares to LIAL shall be subject to the terms thereof.

        On the Settlement Date, Bonson shall transfer AsiaInfo Shares that it holds free and clear of Encumbrances (other than Permitted Encumbrances or Encumbrances arising by virtue of applicable securities laws) to LIAL or the Escrow Agent, as the case may be, in order to fulfil its obligation to deliver the Forward Contract Shares under this Forward Contract. As soon as possible after the Settlement Date (but in any event within five Business Days), Bonson shall deliver (i) to LIAL a certificate or certificates representing the number of Forward Contract Shares that are not Escrow Shares and (ii) to the Escrow Agent a certificate or certificates representing the number of Forward Contract Shares that are Escrow Shares, in each case, duly endorsed for transfer in blank or in the name of LIAL. The transfer of the Forward Contract Shares shall be deemed to have been effected as of the close of business on the

Settlement Date. Bonson shall give written notice of such delivery to LIAL no later than 2:00 p.m. on the Settlement Date. Such notice shall include the number of AsiaInfo Shares to be transferred and shall be delivered in accordance with the notice provisions in Section 9.1 of the Amended Acquisition Agreement. This Forward Contract shall not entitle LIAL to any rights as a shareholder of Purchaser or to any other rights except the rights stated herein. At such time as such delivery has been effected, the rights of LIAL under this Forward Contract shall cease, and LIAL shall be deemed to have become the holder of record of the Forward Contract Shares.

        The delivery of certificates for the Forward Contract Shares shall be made without charge to LIAL for transfer tax (if any) in respect thereof or other cost incurred by Bonson in connection with the delivery of the Forward Contract Shares under this Forward Contract. On or prior to the Settlement Date, Bonson shall take all such actions as are necessary in order to ensure that the Forward Contract Shares deliverable under this Forward Contract shall be validly issued by Purchaser, fully paid and nonassessable, and held by Bonson, free and clear of all Encumbrances (other than Permitted Encumbrances or Encumbrances arising by virtue of applicable securities laws), and shall rank pari passu with all other AsiaInfo Shares.

        Bonson hereby represents and warrants to Seller that, assuming the accuracy of the representations and warranties of the Seller in Section 3.30 of the Amended Acquisition Agreement, the transfer of the AsiaInfo Shares to LIAL on the Settlement Date will not require registration under the Securities Act.

        LIAL acknowledges and agrees that, except as contemplated in Section 2.11(b) of the Amended Acquisition Agreement, in no event shall it be entitled to receive cash or other assets, other than the Forward Contract Shares, in respect of Bonson's obligation to deliver the Settlement Amount and that such obligation shall be fully satisfied by prompt delivery (and in any event within five Business Days following the Settlement Date) of (i) the certificate or certificates representing the number of Forward Contract Shares that are not Escrow Shares to LIAL and (ii) the certificate or certificates representing the number of Forward Contract Shares that are Escrow Shares to the Escrow Agent. LIAL acknowledges that the foregoing agreement is an essential element of this Forward Contract, absent which Purchaser would not have entered into the transactions contemplated in the Amended Acquisition Agreement and hereby.

        Each of the parties agrees that (i) for all United States federal, state and local tax purposes, this Forward Contract in its entirety shall be treated as a forward contract for the delivery of the Forward Contract Shares and will be not be treated in whole or any portion thereof, as constituting indebtedness or giving rise to any amount of interest or other ordinary expense to LIAL and
(ii) this Forward Contract is not intended to be governed by the provisions of the United States Commodity Exchange Act of 1936, as amended, or by the rules or regulations of the United States Commodity Futures Trading Commission.

        Bonson agrees that if it defaults in the performance of its obligation hereunder, LIAL shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

        This Forward Contract constitutes a "securities contract" within the meaning of Section 741(7) of Title 11 of the United States Code as amended (the "Bankruptcy Code"), and as such each party shall be entitled to the rights and benefits afforded to such securities contract under the Bankruptcy Code.

        This Forward Contract shall not be assigned or transferred by either party, in whole or in part, without the prior written consent of the other party; provided, however, that such consent shall not be unreasonably withheld in the event of a proposed assignment by either party to an Affiliate of such party that agrees in writing to be bound by all relevant provisions of this Forward Contract and the other Transaction Documents.

        THIS FORWARD CONTRACT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK OF THE UNITED STATES.

                            [SIGNATURE PAGES FOLLOW]

        IN WITNESS WHEREOF, the parties have executed this Forward Contract as of the date and year first above written.

                                                BONSON INFORMATION TECHNOLOGY
                                                LIMITED


                                                By:
                                                   -----------------------------
                                                Name:
                                                Title:

                                                LENOVO IT ALLIANCE LIMITED


                                                By:
                                                   -----------------------------
                                                Name:
                                                Title:




                      [SIGNATURE PAGE TO FORWARD CONTRACT]

                                      - 4 -